File Nos. 333-00373
                                                                     811-07501
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                    [ ]
     Pre-Effective Amendment No.   _1_                                     [X]
     Post-Effective Amendment No. ___                                      [ ]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940            [ ]
     Amendment No.   _1_                                                   [X]
                      (Check appropriate box or boxes.)

     Great American Reserve Variable Annuity Account G
     _________________________________________________
     (Exact Name of Registrant)

     Great American Reserve Insurance Company
     _________________________________________
     (Name of Depositor)

     11825 N. Pennsylvania Street, Carmel, Indiana                  46032-4572
     ______________________________________________                 __________
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's Telephone Number, including Area Code (317) 817-3700

     Name and Address of Agent for Service
          Lawrence W. Inlow
          Secretary and General Counsel
          Great American Reserve Insurance Company
          11825 N. Pennsylvania Street
          Carmel, Indiana 46032-4572

     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          P.O. Box 5108
          Westport, CT  06881
          (203) 226-7866

Approximate Date of Proposed Public Offering:
     As soon as practicable after the effective date of this Filing.

Calculation of Registration Fee under the Securities Act of 1933:
     $500 - Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
=============================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                            CROSS REFERENCE SHEET
                            (Required by Rule 495)





Item No.                                                  Location
--------                                                  ----------------------

          PART A

Item 1.   Cover Page . . . . . . . . . . . . . . . . .    Cover Page

Item 2.   Definitions. . . . . . . . . . . . . . . . .    Definitions

Item 3.   Synopsis . . . . . . . . . . . . . . . . . .    Highlights

Item 4.   Condensed Financial Information. . . . . . .    Not Applicable
                                                          Information
Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies. . . . . . . . . . . .  The Company;
                                                          Additional Infor-
                                                          mation About the
                                                          Company; The
                                                          Separate Account;
                                                          Eligible Funds

Item 6.   Deductions and Expenses  . . . . . . . . . . .  Charges and
                                                          Deductions

Item 7.   General Description of Variable Annuity
          Contracts. . . . . . . . . . . . . . . . . . .  The Contracts
                                                          and Certificates

Item 8.   Annuity Period. . . . . . . . . . . . . . . .   Annuity Provisions

Item 9.   Death Benefit. . . . . . . . . . . . . . . . .  Proceeds Payable on
                                                          Death

Item 10.  Purchases and Contract Value.. . . . . . . . .  Purchase Payments,
                                                          Contract Value and
                                                          Certificate Value

Item 11.  Redemptions. . . . . . . . . . . . . . . . . .  Withdrawals

Item 12.  Taxes. . . . . . . . . . . . . . . . . . . . .  Tax Status

Item 13.  Legal Proceedings. . . . . . . . . . . . . . .  Legal Proceedings

Item 14.  Table of Contents of the Statement of
          Additional Information. . . . . . . . . . . .   Table of Contents of
                                                          the Statement of
                                                          Additional Information




                        CROSS REFERENCE SHEET (CONT'D)
                            (REQUIRED BY RULE 495)





Item No.                                                  Location
--------                                                  --------------------

          PART B

Item 15.  Cover Page. . . . . . . . . . . . . . . . . .   Cover Page

Item 16.  Table of Contents. . . . . . . . . . . . . . .  Table of Contents

Item 17.  General Information and History. . . . . . . .  The Company

Item 18.  Services. . . . . . . . . . . . . .. . . . . .  Not Applicable

Item 19.  Purchase of Securities Being Offered. . . . .   Not Applicable

Item 20.  Underwriters. . . . . . . . . . . . . . . . .   Distributor

Item 21.  Calculation of Performance Data. . . .. . . .   Performance
                                                          Information

Item 22.  Annuity Payments. . . . . . . . . . . . . . .   Annuity Provisions

Item 23.  Financial Statements. . . . . . . . . . . . .   Financial Statements

                                    PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.





                   GREAT AMERICAN RESERVE INSURANCE COMPANY

                            Administrative Office:
                   Great American Reserve Insurance Company
                         11815 N. Pennsylvania Street
                            Carmel, Indiana 46032
                                (317) 817-3700


                   INDIVIDUAL AND GROUP FIXED AND VARIABLE
                 DEFERRED ANNUITY CONTRACTS AND CERTIFICATES

                                  issued by

              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G

                                     and

                   GREAT AMERICAN RESERVE INSURANCE COMPANY


The individual and group fixed and variable deferred annuity contracts and certificates (the "Contracts and Certificates") described in this Prospectus provide for accumulation of values on a fixed and variable basis and monthly payment of Annuity Payments on a fixed and variable basis. The Contracts and Certificates are designed for use by individuals in retirement plans on a Qualified or Non-Qualified basis. (See "Definitions.")

Purchase Payments for the Contracts/Certificates will be allocated to a segregated investment account of Great American Reserve Insurance Company (the "Company") which account has been designated Great American Reserve Variable Annuity Account G (the "Variable Account") or to the Company's Market Value Adjustment Account ("MVA Account"). The Variable Account invests in shares of the following: Conseco Series Trust (Asset Allocation Portfolio, Common Stock Portfolio, Corporate Bond Portfolio, Government Securities Portfolio and Money Market Portfolio); Evergreen Variable Trust (Evergreen VA Fund, Evergreen VA Foundation Fund and Evergreen VA Growth and Income Fund); Federated Insurance Series (International Stock Fund); The Alger American Fund (Alger American Growth Portfolio, Alger American Leveraged AllCap Portfolio, Alger American MidCap Growth Portfolio and Alger American Small Capitalization Portfolio); INVESCO Variable Investment Funds, Inc. (INVESCO VIF-High Yield Portfolio and INVESCO VIF-Industrial Income Portfolio); Lord Abbett Series Fund, Inc. (Growth & Income Portfolio); The OFFITBANK Variable Insurance Fund, Inc. (OFFITBANK VIF-Emerging Markets Fund and OFFITBANK VIF-Total Return Fund); Van Eck Worldwide Insurance Trust (Worldwide Emerging Markets Fund, Gold and Natural
Resources Fund and Worldwide Hard Assets Fund); and Tomorrow Funds Retirement Trust (Institutional Class Shares) (Core Large-Cap Stock Fund and Core Small-Cap Stock Fund).

See "Highlights" and "Tax Status - Diversification" for a discussion of owner control of the underlying investments in a variable annuity contract.

THE CONTRACTS AND CERTIFICATES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS AND CERTIFICATES IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S OR CERTIFICATE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS AND CERTIFICATES ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.

This Prospectus concisely sets forth the information a prospective investor should know before investing. Additional information about the Contracts and Certificates is contained in the statement of additional information ("SAI") which is available at no charge. The SAI has been filed with the Securities and Exchange Commission and is incorporated herein by reference. The Table of Contents of the SAI can be found on the last page of this Prospectus. For the SAI, call (800) 342-6307 or write to the Company's Administrative Office at the address listed above.

INQUIRIES:

Any inquiries can be made by telephone or in writing to the Administrative Office listed above.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Prospectus and the Statement of Additional Information are dated _______________, 1997.

Investors should read and retain this Prospectus for future reference.


                              TABLE OF CONTENTS

                                                                          PAGE

DEFINITIONS

HIGHLIGHTS
     General
     Variable Account
     MVA Account
     Right to Examine Period
     Charges
          Mortality and Expense Risk Charge
          Administrative Charge
          Contract and Certificate Maintenance Charges
          Transfer Fee
          Premium Taxes
     Taxes
     MVA Account

FEE TABLE

THE COMPANY

THE SEPARATE ACCOUNTS

ELIGIBLE FUNDS
     Conseco Series Trust
       Evergreen Variable Trust
     Federated Insurance Series
     The Alger American Fund
     INVESCO Variable Investment Funds, Inc.
     Lord Abbett Series Fund, Inc.
     The OFFITBANK Variable Insurance Fund, Inc.
     Van Eck Worldwide Insurance Trust
     Tomorrow Funds Retirement Trust
     Voting Rights
     Substitution of Securities

THE MVA ACCOUNT

CHARGES AND DEDUCTIONS
     Deduction for Mortality and Expense Risk Charge
     Deduction for Administrative Charge
     Deduction for Contract and Certificate Maintenance Charges
     Deduction for Transfer Fee
     Deduction for Premium and Other Taxes
     Deduction for Expenses of the Eligible Funds

THE CONTRACTS AND CERTIFICATES
     Owner/Certificate Owner
     Joint Owners/Joint Certificate Owners
     Group Contract Owner
     Annuitant
     Assignment

PURCHASE PAYMENTS, CONTRACT VALUE AND CERTIFICATE VALUE
     Purchase Payment
     Allocation of Purchase Payments
     Dollar Cost Averaging
     Rebalancing
     Contract Value
     Certificate Value
     Accumulation Units
     Accumulation Unit Value

TRANSFERS
     Transfers During the Accumulation Period
     Transfers During the Annuity Period

WITHDRAWALS
     Systematic Withdrawal Program
     Suspension or Deferral of Payments

PROCEEDS PAYABLE ON DEATH
     Death of Owner or Certificate Owner During the Accumulation Period Death Benefit Amount During the Accumulation Period
     Death Benefit Options During the Accumulation Period
     Death of Owner/Certificate Owner During the Annuity Period
     Death of Annuitant
     Payment of Death Benefit
     Beneficiary
     Change of Beneficiary

ANNUITY PROVISIONS
     General
     Annuity Date
     Selection or Change of an Annuity Option
     Frequency and Amount of Annuity Payments
     Annuity Options
          OPTION 1. LIFETIME ONLY ANNUITY
          OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS
          OPTION 3. INSTALLMENT REFUND LIFE ANNUITY
          OPTION 4. PAYMENT FOR A FIXED PERIOD
          OPTION 5. JOINT AND SURVIVOR ANNUITY
     Annuity
     Fixed Annuity
     Variable Annuity

DISTRIBUTOR

PERFORMANCE INFORMATION
     Money Market Sub-Account
     Other Sub-Accounts
     Hypothetical Performance Information

TAX STATUS
     General
     Diversification
     Multiple Contracts and Certificates
     Contracts and Certificates Owned by Non-Natural Persons
     Tax Treatment of Assignments
     Income Tax Withholding
     Tax Treatment of Withdrawals -- Non-Qualified Contracts and Certificates Qualified Plans
     Tax Treatment of Withdrawals -- Qualified Contracts and Certificates Tax-Sheltered Annuities -- Withdrawal Limitations

ADDITIONAL INFORMATION ABOUT THE COMPANY
       Selected Historical Financial Information of the Company
     Business of Great American Reserve
     Management's Discussion and Analysis of Financial Condition
       and Results of Operations of Great American Reserve
     The Company's Directors and Executive Officers
     Executive Compensation

LEGAL PROCEEDINGS

   ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT

REGISTRATION STATEMENT

LEGAL OPINIONS

   EXPERTS

FINANCIAL STATEMENTS

APPENDIX A

APPENDIX B

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION



                                 DEFINITIONS


ACCOUNT(S): The MVA Account, the General Account and/or one or more of the Sub-Accounts of the Variable Account.

ACCUMULATION PERIOD: The period prior to the Annuity Date during which Purchase Payments may be made by an Owner or a Certificate Owner.

ACCUMULATION UNIT: A unit of measure used to determine the value of the Owner's or Certificate Owner's interest in a Sub-Account of the Variable Account during the Accumulation Period.

   ADJUSTED CERTIFICATE VALUE: The Certificate Value less any applicable Premium Tax, and Certificate Maintenance Charge (see "Charges and Deductions") and plus the applicable Market Value Adjustment which may be positive or negative. This amount is applied to the applicable annuity tables to determine Annuity Payments.

ADJUSTED CONTRACT VALUE: The Contract Value less any applicable Premium Tax and Contract Maintenance Charge (see "Charges and Deductions") and plus the applicable Market Value Adjustment which may be positive or negative. This amount is applied to the applicable annuity tables to determine Annuity Payments under an individual Contract.

ADMINISTRATIVE OFFICE: The office indicated on the cover page of this Prospectus to which notices, requests and Purchase Payments must be sent. All sums payable to the Company under a Contract or Certificate are payable at the Administrative Office or an address designated by the Company.

AGE: The age of any Owner, Certificate Owner or Annuitant on his/her last birthday. For joint Owners and joint Certificate Owners, all provisions which are based on age are based on the age of the older of the joint Owners or joint Certificate Owners.

ANNUITANT: The natural person on whose life Annuity Payments are based. On or after the Annuity Date, the Annuitant shall also include any joint Annuitant.

ANNUITY DATE:  The date on which Annuity Payments begin.

ANNUITY OPTIONS:  Options available for Annuity Payments.

ANNUITY  PAYMENTS:    The  series of payments made to the Owner or Certificate
Owner or any named payee after the Annuity Date under the Annuity Option selected.

ANNUITY  PERIOD:    The  period of time beginning with the Annuity Date during which Annuity Payments are made.

ANNUITY UNIT: An accounting unit of measure used to calculate the amount of Annuity Payments.

BENEFICIARY:   The person(s) or entity(ies) who will receive the death benefit payable under a Contract or Certificate.

   CERTIFICATE: The document issued to a Certificate Owner to evidence a Certificate Owner's Account established under a group Contract.

CERTIFICATE ANNIVERSARY: An anniversary of the Certificate Issue Date.

CERTIFICATE ISSUE DATE: The date a Certificate is issued to a Certificate
Owner.

CERTIFICATE OWNER: A person who has established a Certificate Owner's Account under a group Contract.

CERTIFICATE OWNER'S ACCOUNT: A record established for each Certificate Owner to maintain values under a group Contract.

CERTIFICATE VALUE: The dollar value as of any Valuation Period of all amounts in a Certificate Owner's Account.

CERTIFICATE WITHDRAWAL VALUE: The Certificate Value less any applicable Premium Tax, less any applicable Certificate Maintenance Charge (see "Charges and Deductions") and plus any Market Value Adjustment which may be positive or negative.

CERTIFICATE YEAR: The first Certificate Year is the annual period which begins on the Certificate Issue Date. Subsequent Certificate Years begin on each anniversary of the Certificate Issue Date.

   CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: Great American Reserve Insurance Company.

   CONTRACT ANNIVERSARY:  An anniversary of the Contract Issue Date.

CONTRACT ISSUE DATE: The later of the date on the cover of the Contract or the date Purchase Payments are received.

CONTRACT VALUE: The dollar value as of any Valuation Period of all amounts in an individual Contract.

CONTRACT WITHDRAWAL VALUE: The Contract Value of an individual Contract less any applicable Premium Tax, less any applicable Contract Maintenance Charge (see "Charges and Deductions") and plus any Market Value Adjustment which may be positive or negative.

CONTRACT  YEAR:   The first Contract Year is the annual period which begins on the Contract Issue Date. Subsequent Contract Years begin on each anniversary of the Contract Issue Date.

CREDITED  INTEREST  RATE:  The interest rate credited to a Certificate Owner's
Account    or Contract Value by the Company for any given Guarantee Period in the MVA Account.

EFFECTIVE DATE: The effective date of a Guarantee Period with a Credited Interest Rate.

ELIGIBLE FUND: An investment entity into which assets of the Variable Account will be invested.

FIXED ANNUITY: A series of payments made during the Annuity Period which are guaranteed as to dollar amount by the Company.

GENERAL ACCOUNT: The Company's general investment account which contains all the assets of the Company with the exception of the Variable Account and other segregated asset accounts.

GROUP CONTRACT OWNER: The person or entity to which a group Contract is issued.

GUARANTEE PERIOD: The period for which the Credited Interest Rate is credited in the MVA Account. Each deposit or transfer to the MVA Account creates one or more new Guarantee Period(s).

MARKET VALUE ADJUSTMENT: An adjustment to the amount withdrawn from or transferred from the MVA Account prior to the end of the applicable Guarantee Period. The adjustment reflects the change in the value of the funds withdrawn or transferred due to the change in the interest rates since the beginning of the Guarantee Period.

MVA ACCOUNT: A separate account which provides investment options where the Company guarantees the rate of interest for a Guarantee Period and where withdrawals or transfers may be subject to a Market Value Adjustment.

NET PURCHASE PAYMENT: A Purchase Payment less any applicable Premium Tax.

NON-QUALIFIED CONTRACTS AND CERTIFICATES: Contracts and Certificates issued under non-qualified plans which are not Qualified Contracts and Certificates.

OWNER:    The  person  or entity entitled to the ownership rights stated in an individual Contract.

PORTFOLIO:    A  segment  of an Eligible Fund which constitutes a separate and distinct class of shares, which may also sometimes be referred to herein as a Fund.

PREMIUM  TAX:   Any premium taxes incurred to any governmental entity assessed against Purchase Payments, Contract Values or Certificate Values.

PURCHASE PAYMENT: A payment made by or for an Owner or Certificate Owner.

QUALIFIED CONTRACTS AND CERTIFICATES: Contracts and Certificates issued under a retirement plan which receive favorable tax treatment under Sections 403(b) or 408 of the Code.

SUB-ACCOUNT: Variable Account assets are divided into sub-accounts. Assets of each Sub-Account will be invested in shares of an Eligible Fund or a Portfolio of an Eligible Fund.

VALUATION  DATE:    Each  day on which the New York Stock Exchange ("NYSE") is open for business.

VALUATION  PERIOD:    The period of time beginning at the close of business of
the NYSE on each Valuation Date and ending at the close of business for the next succeeding Valuation Date.

   VARIABLE ACCOUNT: The Company's variable account designated as Great American Reserve Variable Annuity Account G which provides investment options where the benefits are variable and are not guaranteed as to dollar amount.

WRITTEN REQUEST: A request in writing, in a form satisfactory to the Company, which is received by the Administrative Office.


                                  HIGHLIGHTS

GENERAL

The Contracts and Certificates offered by this Prospectus are combined fixed and variable deferred annuity contracts and certificates issued by Great American Reserve Insurance Company (the "Company"). Pursuant to selections made by the Owner or Certificate Owner, Net Purchase Payments are allocated to a segregated investment account of the Company which has been designated Great American Reserve Variable Annuity Account G (the "Variable Account"), and/or the MVA Account, which is a separate account where the Company guarantees the rate of interest for a specified period and where withdrawals or transfers may
be  subject to a Market Value Adjustment.         Owners and Certificate
Owners may invest in up to fifteen (15) Sub-Accounts.

VARIABLE  ACCOUNT

The Variable Account is divided into Sub-Accounts. The Sub-Accounts invest in the following:

Conseco Series Trust
     Asset Allocation Portfolio
     Common Stock Portfolio
     Corporate Bond Portfolio
     Government Securities Portfolio
     Money Market Portfolio

Evergreen Variable        Trust
     Evergreen VA Fund
     Evergreen VA Foundation Fund
     Evergreen VA Growth and Income Fund

Federated Insurance Series
     International Stock Fund

The Alger American Fund
     Alger American Growth Portfolio
     Alger American Leveraged AllCap Portfolio
     Alger American MidCap Growth Portfolio
     Alger American Small Capitalization Portfolio

INVESCO Variable Investment Funds, Inc.
     INVESCO VIF - High Yield Portfolio
     INVESCO VIF - Industrial Income Portfolio

Lord Abbett Series Fund, Inc.
     Growth & Income Portfolio

The OFFITBANK Variable Insurance Fund, Inc.
        OFFITBANK VIF - Emerging Markets Fund
     OFFITBANK VIF - Total Return Fund

Van Eck Worldwide Insurance Trust
     Worldwide Emerging Markets Fund
     Gold and Natural Resources Fund
     Worldwide Hard Assets Fund

Tomorrow Funds Retirement Trust (Institutional Class Shares)
     Core Large-Cap Stock Fund
     Core Small-Cap Stock Fund

Owners and Certificate Owners bear the investment risk for all amounts allocated to the Variable Account.

MVA ACCOUNT

The MVA Account offers investment options which pay fixed rates of interest declared by the Company for specified periods (currently, 1 year, 3 years, 5 years, 7 years and 10 years) from the date amounts are allocated to the MVA Account. Please contact the Company or the representative from whom this Prospectus was obtained for information as to currently available options.

Such declared rates will vary from time to time but will not be less than 3% per annum, and, once established for a particular allocation, will not change during the Guarantee Period. However, withdrawals, transfers or annuitization prior to the end of the Guarantee Period may be subject to a Market Value Adjustment. Owners and Certificate Owners bear the risk that amounts reallocated within, or prematurely withdrawn, transferred or annuitized from
the  MVA  Account  prior to the end of the        respective Guarantee Period
could result in the Owner or Certificate Owner receiving less than the Purchase Payments or amounts so allocated.

RIGHT TO EXAMINE PERIOD

The individual Contract or Certificate may be returned to the Company for any reason within ten (10) calendar days, or longer in states where required thirty (30) calendar days if purchased by individuals who are 60 years of age or older in California or twenty (20) calendar days from the date of receipt with respect to the circumstances described in (c) below), after its receipt by the Owner or Certificate Owner ("Right to Examine Period"). It may be returned to the Company at its Administrative Office. When the Contract or Certificate is received by the Company at its Administrative Office, it will be voided as if it had never been in force. Upon its return, the Company will refund the Contract Value or Certificate Value next computed after receipt of the Contract or Certificate by the Company at its Administrative Office except in the following circumstances: (a) where the Contract or Certificate is purchased pursuant to an individual retirement annuity; (b) in those states which require the Company to refund Purchase Payments, less withdrawals; or
(c) in the case of Contracts or Certificates which are deemed by certain states to be replacing an existing annuity or insurance contract and which require the Company to refund Purchase Payments, less withdrawals. With respect to the circumstances described in (a), (b) and (c) above, the Company will refund Purchase Payments, less any withdrawals. The Company has reserved the right, under certain circumstances, to allocate initial Purchase Payments to the Money Market Sub-Account (except those allocated to the MVA Account) until the expiration of the Right to Examine Period. In the event that the Company does so allocate initial Purchase Payments to the Money Market Sub-Account, at the end of the Right to Examine Period, the Contract Value/Certificate Value allocated to the Money Market Sub-Account will be allocated to the Sub-Account(s) selected by the Owner/Certificate Owner. Currently, however, the Company will allocate the initial Purchase Payment directly to the Sub-Account(s) of the Variable Account and/or the MVA Account, as selected by the Owner/Certificate Owner.

CHARGES

       MORTALITY AND EXPENSE RISK CHARGE . Each Valuation Period, the Company deducts a Mortality and Expense Risk Charge from the Variable Account which is equal, on an annual basis, to 1.15% of the average daily net asset value of each Sub-Account of the Variable Account. However, the Company may increase this charge, but it will not exceed 1.25% of the average daily net asset value of the Variable Account. This charge compensates the Company for assuming the mortality and expense risks under the Contracts and Certificates. (See "Charges and Deductions -Deduction for Mortality and Expense Risk Charge.")

         ADMINISTRATIVE CHARGE . Each Valuation Period, the Company deducts an Administrative Charge from the Variable Account which is equal, on an annual basis, to .15% of the average daily net asset value of each Sub-Account of the Variable Account. However, the Company may increase this charge, but it will not exceed .25% of the average daily net asset value of the Variable Account. This charge compensates the Company for costs associated with the administration of the Contracts, Certificates and the Variable Account. (See "Charges and Deductions -Deduction for Administrative Charge.")

     CONTRACT AND CERTIFICATE MAINTENANCE CHARGES . The Company makes a deduction of $30.00 each Contract or Certificate Year. However, during the Accumulation Period if the Contract Value or the Certificate Value on the Contract or Certificate Anniversary is at least $25,000, then no Contract or Certificate Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract or Certificate Anniversary and the Contract Value or the Certificate Value for the Valuation Period during which the total withdrawal is made is less than $25,000, the full Contract or Certificate Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, no Contract or Certificate Maintenance Charge is deducted. (See "Charges and Deductions - Deduction for Contract and Certificate Maintenance Charges.")

     TRANSFER FEE . Under certain circumstances, a Transfer Fee may be assessed when an Owner or Certificate Owner transfers Contract Values or Certificate Values between Sub-Accounts of the Variable Account or to or from the MVA Account. The Transfer Fee is the lesser of $25 or 2% of the amount transferred. (See "Charges and Deductions - Deduction for Transfer Fee.")

     PREMIUM AND OTHER TAXES. Certain states and other governmental entities impose premium and other taxes based on Purchase Payments received by the Company. It is the Company's current practice to deduct a charge for Premium Taxes from an Owner's Contract Value or a Certificate Owner's Certificate Value, if applicable at the time Annuity Payments begin or from amounts that are withdrawn (although the deduction could be taken from Purchase Payments in the future). (See "Charges and Deductions - Deduction for Premium and Other Taxes.")

TAXES

There is a ten percent (10%) federal income tax penalty that may be applied to the taxable income portion of any distribution from the Contracts and Certificates. However, the penalty is not imposed under certain circumstances. See "Tax Status - Tax Treatment of Withdrawals - Non-Qualified Contracts and Certificates" and "Tax Treatment of Withdrawals - Qualified Contracts and Certificates."

Withdrawals of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) are limited to circumstances only when an Owner/Certificate Owner (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value or Certificate Owner's Certificate Value which represents contributions made by the Owner/Certificate Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and only apply to (i) salary reduction contributions made after December 31, 1988; (ii) to income attributable to such contributions; and (iii) to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfers between certain Qualified Plans. Owners and Certificate Owners should consult their own tax counsel or other tax adviser regarding distributions. (See "Tax Status - Tax Sheltered Annuities - Withdrawal Limitations.")

The Treasury Department has indicated that guidelines may be forthcoming under which a variable annuity contract will not be treated as an annuity contract for tax purposes if the owner of the contract has excessive control over the investment underlying the contract. The issuance of such guidelines may require the Company to impose limitations on an Owner's or Certificate Owner's right to control the investment. It is not known whether any such guidelines would have a retroactive effect (see "Tax Status - Diversification").

For a further discussion of the taxation of the Contracts and Certificates, see "Tax Status."

MVA ACCOUNT

Because of certain exemptive and exclusionary provisions, the MVA Account is not registered as an investment company under the Investment Company Act of 1940, as amended.

              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G
                                  FEE TABLE

OWNER AND CERTIFICATE OWNER TRANSACTION EXPENSES


Sales Charge                     None

Transfer Fee (see Note 2 below)  No charge for first transfer in a 30 day period during the Accumulation Period and no charge for four transfers per Contract/Certificate Year during the
                                 Annuity Period; thereafter the fee is the lesser of $25 or 2% of the amount transferred.

Contract and Certificate            $30 per Contract/Certificate Year.
Maintenance Charges
(see Note 3 below)


VARIABLE ACCOUNT ANNUAL EXPENSES
(as a percentage of average account value)

Mortality and Expense Risk Charge            1.15%
Administrative Charge                         .15%
                                            ------
Total Variable Account Annual Expenses       1.30%



CONSECO SERIES TRUST'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)


                                 Management     Other    Total Expenses (after
                                    Fees      Expenses   expense reimbursement)*
                                 -----------  ---------  ------------------------

Asset Allocation Portfolio**            .55%       .20%                      .75%

Common Stock Portfolio**                .60%       .20%                      .80%

Corporate Bond Portfolio                .50%       .20%                      .70%

Government Securities Portfolio         .50%       .20%                      .70%

Money Market Portfolio**                .25%       .20%                      .45%

* Conseco Capital Management, Inc., the investment adviser of Conseco Series Trust, has voluntarily agreed to reimburse all expenses, including management fees, in excess of the following percentage of the average annual net assets of each listed Portfolio, so long as such reimbursement would not result in a Portfolio's inability to qualify as a regulated investment company under the
Code: 0.75% for the Asset Allocation Portfolio; 0.80% for the Common Stock Portfolio; 0.70% for the Corporate Bond Portfolio and Government Securities Portfolio; and 0.45% for the Money Market Portfolio. The total percentages in the above table is after reimbursement. In the absence of expense reimbursement, the total fees and expenses in 1995 would have totaled: 0.87% for the Asset Allocation Portfolio; 0.80% for the Common Stock Portfolio; 0.74% for the Corporate Bond Portfolio; 0.77% for the Government Securities Portfolio; and 0.52% for the Money Market Portfolio.

**Conseco Capital Management, Inc., since January 1, 1993, has voluntarily waived its Management Fees in excess of the annual rates set forth above. Absent such fee waivers, the Management Fees would be: .65% for the Asset Allocation Portfolio; .65% for the Common Stock Portfolio; and .50% for the Money Market Portfolio.



   EVERGREEN VARIABLE TRUST'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)




                                               Other
                                             Expenses
                                Management   (after expense
                                   Fees      reimbursement)*   Total Expenses
                                -----------  ---------------  -----------------

Evergreen VA Fund                      .95%      .05%              1.00%

Evergreen VA Foundation Fund          .825%      .175%             1.00%

Evergreen VA Growth and Income
  Fund                                 .95%      .05%              1.00%

* Evergreen Asset Management Corp., the investment adviser to Evergreen Variable Trust, has agreed to limit aggregate operating expenses (including the adviser's fee, but excluding interest, taxes, brokerage commissions and extraordinary expenses) of the Funds to 1.00% of average net assets. Absent such reimbursement arrangements, the Total Annual Expenses would be: 3.06% for the Evergreen VA Fund; 2.75% for the Evergreen VA Growth and Income Fund; and 2.08% for the Evergreen VA Foundation Fund.


FEDERATED INSURANCE SERIES' ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)


                           Management     Other       Total
                              Fees      Expenses    Expenses
                           -----------  ---------  ----------

International Stock Fund*       .00%      1.25%       1.25%

*Federated Advisers, the investment adviser of Federated Insurance Series, has voluntarily agreed to reimburse all or a portion of its advisory fee.
In the absence of such expense reimbursement, the maximum Management Fees would be 1.00% of the Fund's average daily net assets. The total operating expenses in the table above are based on expected expenses during the fiscal year ending December 31, 1996. The total operating expenses for the fiscal year ended December 31, 1995 were 1.22% and would have been 12.64% absent the voluntary waiver of the Management Fee and the voluntary reimbursement of certain other operating expenses.



THE ALGER AMERICAN FUND'S ANNUAL EXPENSES

(as a percentage of the average daily net assets of a Portfolio)


                                              Other Expenses
                                 Management   (after expense      Total
                                    Fees      reimbursement)*    Expenses
                                 -----------  ---------------    ----------

Alger American Growth Portfolio       .75%       .10%              .85%

Alger American Leveraged
  AllCap Portfolio                    .85%       .71%             1.56%

Alger American MidCap Growth
  Portfolio                           .80%       .10%              .90%

Alger American Small Capitali-
  zation Portfolio                    .85%       .07%              .92%

 * For the Alger American Leveraged AllCap Portfolio, absent expense reimbursements, the Other Expenses and Total Expenses would have been 3.07% and 3.92%, respectively. Included in Other Expenses of the Alger American Leveraged AllCap Portfolio is .06% of interest expense on borrowings made for leveraging purposes. (See The Alger American Fund prospectus for more information).


INVESCO VARIABLE INVESTMENT FUNDS, INC.'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)


                                              Other Expenses
                                 Management   (after expense      Total Operating
                                    Fees      reimbursement)          Expenses*
                                 -----------  ---------------  -------------------

INVESCO VIF - High Yield
  Portfolio                          .60%          .37%                 .97%

INVESCO VIF - Industrial Income
  Portfolio                          .75%          .28%                 1.03%

 * Certain expenses are being absorbed voluntarily by the investment adviser and sub-adviser. Total expenses (after expenses were absorbed but before any expense offset arrangement) of the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio for the year ended December
31, 1995 amounted to .97% and 1.03%, respectively, of each Portfolio's average net assets. In the absence of such voluntary expense limitation, the total operating expenses of the INVESCO VIF - High Yield Portfolio and INVESCO VIF - Industrial Income Portfolio for the fiscal period ended December 31, 1995 would have been 2.71% and 2.31%, respectively, of each Portfolio's average net assets.


LORD ABBETT SERIES FUND, INC.'S ANNUAL EXPENSES
(as a percentage of the average daily net assets of a Portfolio)


                                                   Other        Total
                   Management                     Operating    Fund Annual
                      Fees      12b-1 Fees**      Expenses     Expenses
                   -----------  -------------  ------------  -------------

Growth and Income
  Portfolio            .50%           .07%          .02%           .59%

** The expenses for the Growth and Income Portfolio of Lord Abbett Series Fund, Inc. have been restated to reflect a 12b-1 plan which provides for payments to Lord, Abbett & Co. for remittance to a life insurance company for certain distribution expenses (see the Lord Abbett Series Fund, Inc. prospectus). The 12b-1 plan provides that such remittances,in the aggregate, will not exceed .15%, on an annual basis, of the daily net asset value of shares of the Growth and Income Portfolio. The 12b-1 plan was implemented on or about June 28, 1996. The 12b-1 fees shown above have been estimated for the year ending December 31, 1996. The examples below for this Portfolio reflect the imposition of the estimated 12b-1 fees.

THE  OFFITBANK  VARIABLE  INSURANCE  FUND,  INC.'S  ANNUAL  EXPENSES
(as  a  percentage  of  average  daily  net  assets  of  a  Portfolio)


                                      Other Expenses
                                      (after expense
                    Management Fees   reimbursement)*   Total Expenses
                    ---------------   ---------------  ---------------
OFFITBANK VIF -
 Emerging Markets
 Fund                           .90%              .60%            1.50%
OFFITBANK VIF -
 Total Return Fund              .80%              .20%            1.00%

* The adviser has agreed to reimburse Other Expenses of the OFFITBANK VIF-Emerging Markets Fund ("Emerging Markets Fund") and the OFFITBANK VIF - Total Return Fund ("Total Return Fund") such that the Total Expenses do not exceed 1.50% and 1.00% respectively of each Fund's average daily net assets. Absent such reimbursement, the Other Expenses and the Total Expenses for the year ending December 31, 1997 are estimated to be .53% and 1.33% for the Total Return Fund. Given the projected asset size of the Emerging Markets Fund, it is not anticipated that an expense reimbursement will be necessary with respect to that Fund. Bisys Fund Services, Inc. serves as the administrator to the OFFITBANK Variable Insurance Fund, Inc. and receives an administration fee equal to .15% of aggregate average daily net assets of the Funds which is currently being waived in 1997.

 + The amounts shown above for the Total Return Fund represent the fees and expenses only with respect to that portion of the Fund's assets which is not invested in the underlying funds. To the extent that the Total Return Fund invests in the underlying funds (see "Eligible Funds - The OFFITBANK Variable Insurance Fund, Inc. - OFFITBANK VIF - Total Return Fund"), the Total Return Fund will indirectly bear a pro rata share of fees and expenses incurred by the underlying funds (see the prospectus for the Total Return Fund for the fees of the underlying funds).





VAN ECK WORLDWIDE INSURANCE TRUST'S ANNUAL EXPENSES
(As a percentage of average daily net assets of a Portfolio)


                                               Other Expenses
                                  Management   (after expense
                                     Fees      reimbursement)   Total Expenses
                                  -----------  --------------  -----------------

Worldwide Emerging Markets Fund*     .00%          .00%              .00%

Gold and Natural Resources
  Fund                              1.00%          .08%             1.08%

Worldwide Hard Assets Fund*          .00%          .00%              .00%

 * Expenses for Worldwide Emerging Markets Fund and Worldwide Hard Assets Fund are being voluntarily absorbed until net assets reach $10 million or until September 30, 1996. In the absence of the investment adviser's absorption of these expenses, Management Fees for both of these Funds would be 1.00% of each Fund's average daily net assets and Other Expenses and Total Expenses would be 1.06% and 2.06%, respectively, for the Worldwide Emerging Markets Fund and 1.51% and 2.51%, respectively, for the Worldwide Hard Assets Fund.

TOMORROW FUNDS RETIREMENT TRUST'S (INSTITUTIONAL CLASS SHARES) ANNUAL EXPENSES (as a percentage of average daily net assets of a Portfolio)



                           Management Fees    Other Expenses
                           (after Voluntary   (after expense   Total Fund Operating Expenses
                           waiver)*           limitation)*     (after expense limitation)*
                           -----------------  ---------------  ------------------------------

Core Large-Cap Stock Fund           0%            1.50%                     1.50%

Core Small-Cap Stock Fund           0%            1.50%                     1.50%

* The Adviser to Tomorrow Funds Retirement Trust has voluntarily agreed to limit temporarily each Fund's operating expenses (excluding service fees applicable to Institutional Class shares, any other class-specific expenses, litigation, indemnification and other extraordinary  expenses)  to 1.25% of its average daily net assets.  Each Fund will reimburse the  Adviser for fees foregone or other expenses paid by the Adviser pursuant to this expense limitation in later years in which operating expenses for that Fund are less than the expense limitations  set  forth above for any such year.  (See the Trust Prospectus.)  In the absence of this agreement, Management Fees would be 0.75% of each Fund's average daily net assets and
Other  Expenses and Total Fund Operating Expenses are estimated to be approximately 3.90% and
4.65%,  respectively, of the average daily net assets attributable to the Institutional Class shares of the Core Large-Cap Fund and 4.49% and 5.24%, respectively, of the average daily net assets attributable to the Institutional Class shares of the Core Small-Cap Fund.


EXAMPLES (See Note 4 below)
Owner/Certificate Owner would pay the following expenses on a $1,000 investment, assuming a 5% annual return on assets regardless of whether the Contract/Certificate is surrendered at the end of each time period or if the Contract/Certificate is annuitized.


                                                1 Year     3 Years
                                             ---------  ----------
   Conseco Series Trust

  Asset Allocation Portfolio                 $      21  $       66
  Common Stock Portfolio                     $      22  $       67
  Corporate Bond Portfolio                   $      21  $       64
  Government Securities Portfolio            $      21  $       64
  Money Market Portfolio                     $      18  $       57

Evergreen Variable Trust
  Evergreen VA Fund                          $      24  $       73
  Evergreen VA Foundation Fund               $      24  $       73
  Evergreen VA Growth and Income Fund        $      24  $       73

Federated Insurance Series
  International Stock Fund                   $      26  $       81

The Alger American Fund
  Alger American Growth Portfolio            $      22  $       69
  Alger American Leveraged AllCap
  Portfolio                                  $      29  $       90
  Alger American MidCap Growth
  Portfolio                                  $      23  $       70
  Alger American Small Capitalization
  Portfolio                                  $      23  $       71

INVESCO Variable Investment Funds, Inc.
  INVESCO VIF - High Yield Portfolio         $      23  $       72
  INVESCO VIF - Industrial Income Portfolio  $      24  $       74

Lord Abbett Series Fund, Inc.
  Growth & Income Portfolio                  $      20  $       61

The OFFITBANK Variable Insurance
Fund, Inc.
  OFFITBANK VIF - Emerging Markets Fund      $      29  $       88
  OFFITBANK VIF - Total Return Fund          $      24  $       73

Van Eck Worldwide Insurance Trust
  Worldwide Emerging Markets Fund            $      14  $       43
  Gold and Natural Resources Fund            $      25  $       76
  Worldwide Hard Assets Fund                 $      14  $       43

Tomorrow Funds Retirement Trust
  Core Large-Cap Stock Fund                  $      29  $       88
  Core Small-Cap Stock Fund                  $      29  $       88

THE ANNUAL EXPENSES OF THE ELIGIBLE FUNDS AND THE EXAMPLES ARE BASED ON DATA PROVIDED BY THE RESPECTIVE ELIGIBLE FUNDS. THE COMPANY HAS NOT INDEPENDENTLY VERIFIED SUCH DATA.


NOTES TO FEE TABLE AND EXAMPLES

     1. The Fee Table is provided to assist Owners and Certificate Owners in understanding the various costs and expenses that they will bear directly or indirectly. The Fee Table reflects expenses of both the Variable Account and the Eligible Funds. For more complete descriptions of the various costs and expenses involved, see "Charges and Deductions" in this Prospectus and the prospectuses for the Eligible Funds. Premium Taxes may also be applicable, although they do not appear in this table.

     2. Any transfers made pursuant to an approved Dollar Cost Averaging Program and/or Rebalancing Program will not be counted in determining the application of the Transfer Fee. All reallocations on the same day count as one transfer.

     3. During the Accumulation Period, if the Owner's Contract Value or the Certificate Owner's Certificate Value on the Contract or Certificate Anniversary is at least $25,000, then no Contract or Certificate Maintenance Charge is deducted. If a total withdrawal is made on other than a Contract or Certificate Anniversary and the Contract Value/Certificate Value for the Valuation Period during which the total withdrawal is made is less than $25,000, the full Contract or Certificate Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, no Contract or Certificate Maintenance Charges are deducted. (See "Charges and Deductions.")

     4. The Examples assume an estimated $40,000 Contract Value or
Certificate  Value  so  that the Contract and Certificate Maintenance
Charges per $1,000 of net asset value in the Variable Account is $.75. Such charge would be higher for smaller values and lower for higher values.

                                 THE COMPANY

Great American Reserve Insurance Company (the "Company" or "Great American Reserve"), originally organized in 1937, is principally engaged in the life insurance business in 47 states and the District of Columbia. The Company is a stock company organized under the laws of the state of Texas and an indirect wholly owned subsidiary of Conseco, Inc. ("Conseco"). The operations of the
Company are handled by Conseco.   Conseco is a publicly owned financial
services holding company, the principal operations of which are the development, marketing and administration of specialized annuity and life insurance products. Conseco is located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

All inquiries regarding Accounts, the Contracts/Certificates, or any related matter should be directed to the Company's Variable Annuity Department at the address and telephone number shown on the cover page of this Prospectus. The financial statements of the Company included in this Prospectus should be considered only as bearing upon the ability of the Company to meet the obligations under the Contracts and Certificates. Neither the assets of Conseco nor those of any company in the Conseco group of companies other than the Company support these obligations. As of September 30, 1996, the Company had total assets of $2.7 billion and total shareholder's equity of $381.9 million. The Company does not guarantee the investment performance of the Variable Account investment options.

For further information about the Company, see "Additional Information About the Company."

                             THE SEPARATE ACCOUNTS

The Board of Directors of the Company adopted resolutions to establish segregated asset accounts pursuant to Texas insurance law on January 18, 1996. One segregated asset account has been designated Great American Reserve Variable Annuity Account G (the "Variable Account"). The other separate account has been designated Great American Reserve Market Value Adjustment Account (the "MVA Account") (collectively, the "Separate Accounts"). The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940, as amended.

The assets of the Separate Accounts are the property of the Company. However, the assets of the Separate Accounts, equal to the reserves and other contract liabilities with respect to the Separate Accounts, are not chargeable with liabilities arising out of any other business the Company may conduct.
Income, gains and losses, whether or not realized, are, in accordance with the Contracts and Certificates, credited to or charged against the Separate Accounts without regard to other income, gains or losses of the Company. The Company's obligations arising under the Contracts and Certificates are general obligations.

The Separate Accounts meet the definition of a "separate account" under federal securities laws.

The Variable Account is divided into Sub-Accounts. Each Sub-Account invests in one Portfolio of an Eligible Fund.

                                ELIGIBLE FUNDS

The Variable Account invests in the shares of the Eligible Funds as described below. The descriptions below contain a short discussion of the investment objective(s). See Appendix A in this Prospectus and the prospectuses for the Eligible Funds for further information.

There is no assurance that the investment objective of any of the Portfolios will be met. Owners and Certificate Owners bear the complete investment risk for Purchase Payments allocated to a Portfolio. Contract Values and Certificate Values will fluctuate in accordance with the investment performance of the Portfolios to which Purchase Payments are allocated, and in accordance with the imposition of the fees and charges assessed under the Contracts and Certificates.

DETAILED INFORMATION ABOUT THE ELIGIBLE FUNDS IS CONTAINED IN THE ACCOMPANYING CURRENT PROSPECTUSES OF THE ELIGIBLE FUNDS. AN INVESTOR SHOULD CAREFULLY READ THIS PROSPECTUS AND THE PROSPECTUSES OF THE ELIGIBLE FUNDS BEFORE ALLOCATING AMOUNTS TO BE INVESTED IN THE VARIABLE ACCOUNT.

CONSECO SERIES TRUST

     ASSET ALLOCATION PORTFOLIO: The Asset Allocation Portfolio seeks a high total investment return, consistent with the preservation of capital and
prudent  investment  risk.    The Portfolio seeks to achieve this objective by
pursuing an active asset allocation strategy whereby investments are allocated, based upon thorough investment research, valuation and analysis of market trends and the anticipated relative total return available, among various asset classes including debt securities, equity securities, and money market instruments.

     COMMON STOCK PORTFOLIO: The Common Stock Portfolio seeks to provide a high total return consistent with preservation of capital and a prudent level of risk primarily by investing in selected equity securities having the investment characteristics of common stocks.

     CORPORATE BOND PORTFOLIO: The Corporate Bond Portfolio seeks to provide as high a level of income as is consistent with preservation of capital by investing primarily in debt securities.

     GOVERNMENT SECURITIES PORTFOLIO: The Government Securities Portfolio seeks safety of capital, liquidity and current income by investing primarily in securities issued by the U.S. Government, including mortgage-related securities.

     MONEY MARKET PORTFOLIO: The Money Market Portfolio seeks current income consistent with stability of capital and liquidity. An investment in this Portfolio is neither insured nor guaranteed by the U.S. Government and there can be no assurance that the Portfolio will be able to maintain a stable net asset value of $1.00 per share.

   EVERGREEN VARIABLE TRUST

     EVERGREEN VA FUND: The Evergreen VA Fund seeks to achieve its investment objective of capital appreciation principally through investments in common stock and securities convertible into or exchangeable for common stock of companies which are little-known, relatively small or represent special situations which, in the Adviser's opinion, offer potential for capital appreciation. Income will not be a factor in the selection of portfolio investments.

     EVERGREEN VA FOUNDATION FUND: The Evergreen VA Foundation Fund seeks, in order of priority, reasonable income, conservation of capital and capital appreciation. The Fund seeks to achieve these objectives by investing in a combination of common stocks, preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities.

     EVERGREEN VA GROWTH AND INCOME FUND: The Evergreen VA Growth and Income Fund seeks to achieve a return composed of capital appreciation in the value of its shares and current income. The Fund seeks to achieve its investment objective by investing in the securities of companies which are undervalued in the marketplace relative to those companies' assets, breakup value, earnings, or potential earnings growth.

FEDERATED INSURANCE SERIES

     INTERNATIONAL STOCK FUND: The International Stock Fund seeks to obtain a total return on its assets. This fund seeks to achieve its objective by investing at least 65% of its assets (and under normal market conditions substantially all of its assets) in equity securities of issuers in at least three different countries outside of the United States. Investing in foreign securities generally involves risks not ordinarily associated with investing in securities of domestic issuers. Purchasers are cautioned to read "Risks Associated with Non-U.S. Securities" in the Insurance Management Series Prospectus.

THE ALGER AMERICAN FUND

     ALGER AMERICAN GROWTH PORTFOLIO: The investment objective of the Alger American Growth Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization of $1 billion or greater. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of less than $1 billion and in excess of that amount (up to 100% of its assets) during temporary defensive periods.



     ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The Alger American Leveraged AllCap Portfolio seeks long-term capital appreciation by investing in a diversified, actively managed portfolio of equity securities. The Portfolio may engage in leveraging (up to 33 1/3% of its assets) and options and futures transactions, which are deemed to be speculative and which may cause the Portfolio's net asset value to be more volatile than the net asset value of a fund that does not engage in these activities.

     ALGER AMERICAN MIDCAP GROWTH PORTFOLIO: The investment objective of the Alger American MidCap Growth Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase of the securities, have total market capitalization within the range of companies included in the S&P MidCap 400 Index, updated quarterly.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO: The investment objective of the Alger American Small Capitalization Portfolio is long-term capital appreciation. Except during temporary defensive periods, the Portfolio invests at least 65% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization within the range of companies included in the Russell 2000 Growth Index, updated quarterly. The Portfolio may invest up to 35% of its total assets in equity securities of companies that, at the time of purchase, have total market capitalization of $1 billion or greater and in excess of that amount (up to 100% of its assets) during temporary defensive periods.


INVESCO VARIABLE INVESTMENT FUNDS, INC.

     INVESCO VIF - HIGH YIELD PORTFOLIO: The INVESCO VIF - High Yield Portfolio seeks a high level of current income by investing substantially all of its assets in lower rated bonds and other debt securities and in preferred stock. The Portfolio pursues its investment objective through investment in a variety of long-term, intermediate term, and short-term bonds. Potential capital appreciation is a factor in the selection of investments, but is secondary to the Portfolio's primary objective. The Portfolio invests primarily in lower rated bonds, commonly known as "junk bonds." Investments of this type are subject to greater risks, including default risks, than those found in higher rated securities. See the Portfolio Prospectus for more information on the risks associated with these types of investments.

     INVESCO VIF - INDUSTRIAL INCOME PORTFOLIO: The INVESCO VIF - Industrial Income Portfolio seeks the best possible current income while following sound investment practices. Capital growth potential is an additional, but secondary, consideration in the selection of Portfolio securities. The Portfolio seeks to achieve its investment objective by investing in securities which will provide a relatively high yield and stable return and which, over a period of years, also may provide capital appreciation.

LORD ABBETT SERIES FUND, INC.

     GROWTH & INCOME PORTFOLIO: The Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value. The Portfolio will invest in securities which are selling at reasonable prices in relation to value. The Portfolio will normally invest in common stocks (including securities convertible into common stocks) of large, seasoned companies in sound financial condition, which common stocks are expected to show above-average price appreciation.

THE OFFITBANK VARIABLE INSURANCE FUND, INC.

     OFFITBANK VIF - EMERGING MARKETS FUND: The investment objective of the OFFITBANK VIF - Emerging Markets Fund is to provide a competitive total investment return by focusing on current yield and opportunities for capital appreciation. The Fund will seek to achieve its objective by investing primarily in corporate and sovereign debt instruments of emerging market countries. Under normal circumstances, the Fund will invest at least 80% of its total assets in debt instruments, but may invest up to 20% of its total assets in equity securities.

     OFFITBANK VIF- TOTAL RETURN FUND: The OFFITBANK VIF - Total Return Fund's investment objective is to maximize total return from a combination of capital appreciation and current income. The Fund will seek to achieve its objective by investing primarily in a diversified portfolio of fixed income securities of varying maturities and by giving the adviser broad discretion to deploy the Fund's assets among certain segments of the fixed income market that the adviser believes will best contribute to the achievement of the Fund's objective. The Fund may invest directly in the markets and securities described in the Fund prospectus, or indirectly through investing in the other investment portfolios of The OFFITBANK Variable Insurance Fund, Inc., including the OFFITBANK VIF-U.S. Government Securities Fund, the OFFITBANK VIF-High Yield Fund and the OFFITBANK VIF-Emerging Markets Fund (the "underlying funds").

VAN ECK WORLDWIDE INSURANCE TRUST

     WORLDWIDE EMERGING MARKETS FUND: The Worldwide Emerging Markets Fund seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund emphasizes countries that, compared to the world's major economies, exhibit relatively low gross national product per capita as well as the potential for rapid economic growth. Emerging countries can be found in regions such as Asia, Latin America, Eastern Europe and Africa. Peregrine Asset Management Limited (Hong
Kong) serves as sub-investment adviser to the Fund. Investing in foreign securities generally involves risks not ordinarily associated with investing in securities of domestic issuers. Purchasers are cautioned to read "Risk Factors" in the Van Eck Worldwide Insurance Trust Prospectus.

     GOLD AND NATURAL RESOURCES FUND: The Gold and Natural Resources Fund seeks long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an investment objective.

     WORLDWIDE HARD ASSETS FUND: The Worldwide Hard Assets Fund seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities." Hard Asset Securities include equity securities of "Hard Asset Companies" and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. The term "Hard Asset Companies" includes companies that are directly or indirectly (whether through supplier relationships, servicing agreements or otherwise) engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together "Hard Assets"): (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities which, historically, have been produced and marketed profitably during periods of significant inflation. Under normal market conditions, the Fund will invest at least 5% of its assets in each of the first five sectors listed above. Income is a secondary consideration.

TOMORROW FUNDS RETIREMENT TRUST

     CORE LARGE-CAP STOCK FUND: The Core Large-Cap Stock Fund seeks to exceed the performance of publicly traded large capitalization stocks in the aggregate, as represented by the Standard & Poor's Index of 500 Common Stocks.

     CORE SMALL-CAP STOCK FUND: The Core Small-Cap Stock Fund seeks to exceed the performance of publicly traded small capitalization stocks in the aggregate, as represented by the Russell 2000 Index.

VOTING RIGHTS

In accordance with its view of present applicable law, the Company will vote the shares of the Eligible Funds held in the Variable Account at special meetings of the shareholders in accordance with instructions received from persons having the voting interest in the Variable Account attributable to that option. The Company will vote shares for which it has not received instructions, as well as shares attributable to it, in the same proportion as it votes shares for which it has received instructions. None of the Eligible Funds hold regular meetings of shareholders.

The number of shares which a person has a right to vote will be determined as of a date to be chosen by the Company. Voting instructions will be solicited by written communication prior to the meeting.

SUBSTITUTION OF SECURITIES

If the shares of an Eligible Fund (or any Portfolio within an Eligible Fund or any other Eligible Fund or Portfolio), are no longer available for investment by the Variable Account or, if in the judgment of the Company's Board of Directors, further investment in the shares should become inappropriate in view of the purpose of the Contracts or Certificates, the Company may limit further purchase of such shares or may substitute shares of another Eligible Fund or Portfolio for shares already purchased under the Contracts and Certificates. No substitution of securities may take place without prior approval of the Securities and Exchange Commission and under the requirements it may impose.

Shares of the Eligible Funds are issued and redeemed in connection with investments in and payments under certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated. In addition, certain Eligible Funds offer their shares to qualified pension and retirements plans ("Qualified Plans"). The Eligible Funds do not foresee any disadvantage to Owners or Certificate Owners arising out of the fact that the Eligible Funds offer their shares for products offered by life insurance companies which are not affiliated (or with respect to certain Eligible Funds that may offer their shares to Qualified Plans). Nevertheless, the Boards of Trustees or Boards of Directors, as applicable, of the Eligible Funds intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one or more insurance company separate accounts (or Qualified Plans) might withdraw its investments in an Eligible Fund. An irreconcilable conflict might result in the withdrawal of a substantial amount of a Portfolio's assets which could adversely affect such Portfolio's net asset value per share.

                               THE MVA ACCOUNT

In addition to the Sub-Accounts of the Variable Account, Owners and Certificate Owners may also allocate Net Purchase Payments or transfer values to the MVA Account, which is a separate account where the Company guarantees the rate of interest for a specified period.

Net Purchase Payments may be allocated to one or more of the MVA Account Guarantee Period options. Currently, the Company offers five MVA Account Guarantee Periods - 1 Year, 3 years, 5 years, 7 years and 10 Years. In addition, during the Accumulation Period, Contract Values and Certificate Values can be transferred from the Variable Account to one or more of the MVA Account Guarantee Period options. There will be an initial Credited Interest Rate for the initial Guarantee Period of the MVA Account. After the initial Guarantee Period, the Credited Interest Rate for any subsequent Guarantee Period of the MVA Account may change. All interest payable under a Contract or Certificate is compounded daily at the stated effective annual interest rate. In no event will the Credited Interest Rate be less than the minimum guaranteed interest rate, prior to the application of the Market Value Adjustment.

During the thirty (30) days prior to the end of a current Guarantee Period, the Owner or Certificate Owner may, by Written Request or pursuant to a telephone transfer authorization, elect to renew for the same or any other Guarantee Period then available at the then Credited Interest Rate or may elect to transfer all or a portion of the amount to the Variable Account. Any transfer elected during the thirty (30) days prior to the end of a current Guarantee Period will be made as of the date the request is received by the Company and will not be subject to the Market Value Adjustment.

If the Owner or Certificate Owner does not specify a Guarantee Period at the time of renewal, the Company will select and transfer to the same Guarantee Period as has just expired, so long as such Guarantee Period does not extend beyond the latest Annuity Date that can be selected by an Owner or Certificate Owner. If such Guarantee Period does extend beyond the latest Annuity Date, the Company will choose the one year period. If there is no Guarantee Period for the same period available, the one year period will be selected. If the one year period is no longer available, the next longest period available will be selected.

The Owner or Certificate Owner may elect one or more Guarantee Periods subject to the Company's underwriting rules. Multiple Guarantee Periods are treated separately for purposes of applying the Market Value Adjustment. The Company reserves the right to credit different Credited Interest Rates to the Contract Value/Certificate Value attributable to:

     1.  different Guarantee Periods; and

     2.  Guarantee Periods of the same duration with different Effective
         Dates.

The Owner or Certificate Owner may upon Written Request or pursuant to a telephone transfer authorization change to any Guarantee Period then being offered by the Company with respect to contracts and certificates of this type and class. The Market Value Adjustment will apply to a change made at any time other than at the end of a Guarantee Period. The Market Value Adjustment will not apply to a change made at the end of a Guarantee Period if a Written Request or a telephone transfer authorization is received by the Company within thirty (30) days prior to the end of the Guarantee Period. The Market Value Adjustment will be an addition to or deduction from the remaining amount
of  Contract  Value        or Certificate Value except in the case  of a full
surrender in which case the Market Value Adjustment will be an addition to or deduction from the amount surrendered.

Any amount withdrawn, transferred or annuitized prior to the end of that Guarantee Period may be subject to a Market Value Adjustment. Owners and Certificate Owners bear the risk that amounts reallocated within, or prematurely withdrawn, transferred or annuitized from the MVA Account prior to the end of their respective Guarantee Period could result in the Owner or Certificate Owner receiving less than the Purchase Payments or amounts so allocated. The Market Value Adjustment will be calculated by multiplying the amount withdrawn, transferred or annuitized by the formula set forth below.

There will be no Market Value Adjustment on withdrawals from the MVA Account in the following situations: (1) payment of a death benefit under the Contract or Certificate; (2) amounts withdrawn to pay fees or charges; (3) amounts withdrawn or transferred from the MVA Account within 30 days prior to the end of the Guarantee Period; (4) if an Owner/Certificate Owner annuitizes his/her Contract/Certificate under an Annuity Option providing for at least 60 monthly Annuity Payments; and (5) withdrawals once each Contract or Certificate Year, after the first year in such Guarantee Period, of up to a total of 10% of each Guarantee Period. See Appendix B for examples of the application of the Market Value Adjustment.

     The Market Value Adjustment factor is equal to:

             ( 1 + A )  N/365
           (___________)        - 1
             ( 1 + B )


    where:  A =  the U.S. Treasury rate in effect at the beginning of the Guarantee Period for the length of the Guarantee
                 Period selected.

            B = the current U.S. Treasury rate as of the transaction date plus .005. Treasury rate period is determined by N/365 rounded to the next highest year.

            N =  Number of days remaining in the MVA Guarantee Period.


If the Treasury rate is not available for the period, the rate will be arrived at by interpolation.

WITHDRAWALS, TRANSFERS OR ANNUITIZATION OF AMOUNTS FROM A GUARANTEE PERIOD PRIOR TO THE END OF THAT GUARANTEE PERIOD MAY BE SUBJECT TO A MARKET VALUE ADJUSTMENT. THE MARKET VALUE ADJUSTMENT MAY BE POSITIVE OR NEGATIVE AND MAY RESULT IN THE OWNER OR CERTIFICATE OWNER RECEIVING LESS THAN HIS OR HER
PURCHASE  PAYMENT  OR  CONTRACT VALUE OR        CERTIFICATE VALUE ALLOCATED
TO THE MVA ACCOUNT.

                            CHARGES AND DEDUCTIONS

Various charges and deductions are made from Owner's Contract Value and Certificate Owners' Certificate Value, the Variable Account and the MVA Account. These charges and deductions are:

DEDUCTION FOR MORTALITY AND EXPENSE RISK CHARGE

Each Valuation Period, the Company deducts a mortality and expense risk charge from the Variable Account which is equal, on an annual basis, to 1.15% of the average daily net asset value of each Sub-Account of the Variable Account ("Mortality and Expense Risk Charge"). The Company may increase this charge, but it will not exceed 1.25% of the average daily net asset value of the Variable Account. In the event of an increase, the Company will give Owners and Certificate Owners 90 days prior notice of the increase. The mortality risks assumed by the Company arise from its contractual obligation to make Annuity Payments after the Annuity Date (determined in accordance with the Annuity Option chosen by the Owner/Certificate Owner) regardless of how long all Annuitants live. This assures that neither an Annuitant's own longevity, nor an improvement in life expectancy greater than that anticipated in the mortality tables, will have any adverse effect on the Annuity Payments the Annuitant will receive under the Contract/Certificate. Further, the Company bears a mortality risk in that it guarantees the annuity purchase rates for the Annuity Options under the Contracts and Certificates. Also, the Company bears a mortality risk with respect to the death benefit. The expense risk assumed by the Company is that all actual expenses involved in administering the Contracts and Certificates, including Contract and Certificate maintenance costs, administrative costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees and the costs of other services may exceed the amount recovered from the Contract and Certificate Maintenance Charges and the Administrative Charge (see below).

If the Mortality and Expense Risk Charge is insufficient to cover the actual costs, the loss will be borne by the Company. Conversely, if the amount deducted proves more than sufficient, the excess will be a profit to the Company. The Company expects a profit from this charge.

DEDUCTION FOR ADMINISTRATIVE CHARGE

Each Valuation Period, the Company deducts an administrative charge from the Variable Account which is equal, on an annual basis, to .15% of the average daily net asset value of each Sub-Account of the Variable Account ("Administrative Charge"). However, the Company may increase this charge, but it will not exceed .25% of the average daily net asset value of the Variable Account. The Company will give Owners/Certificate Owners 90 days notice before any increase is implemented. This charge, together with the Contract and Certificate Maintenance Charges (see below), is to reimburse the Company for the expenses it incurs in the establishment and maintenance of
the Contracts, Certificates and the Variable Account.   These expenses include
but are not limited to: preparation of the Contracts and Certificates, confirmations, annual reports and statements, maintenance of Owner and Certificate Owner records, maintenance of Variable Account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for Owner and Certificate Owner servicing and all accounting, valuation, regulatory and reporting requirements. Since this charge is an asset-based charge, the amount of the charge attributable to a particular Contract or Certificate may have no relationship to the administrative costs actually incurred by that Contract or Certificate. The Company does not intend to profit from this charge. This charge will be reduced to the extent that the amount of this charge is in excess of that necessary to reimburse the Company for its administrative expenses.

DEDUCTION FOR CONTRACT AND CERTIFICATE MAINTENANCE CHARGES

During the Accumulation Period, on each Contract or Certificate Anniversary, the Company deducts a contract or certificate maintenance charge ("Contract Maintenance Charge" or "Certificate Maintenance Charge") from the
Contract Value/Certificate Value by reducing the Contract Value/Certificate Value in the MVA Account and by canceling Accumulation Units from each applicable Sub-Account of the Variable Account to reimburse it for expenses relating to the maintenance of the Contracts and Certificates. The Company makes a deduction of $30.00 each Contract or Certificate Year. However, during the Accumulation Period if the Contract Value/Certificate Value on the Contract or Certificate Anniversary is at least $25,000, then no Contract or Certificate Maintenance Charges are deducted. If a total withdrawal is made on other than a Contract or Certificate Anniversary and the Contract Value/Certificate Value for the Valuation Period during which the total withdrawal is made is less than $25,000, the full Contract or Certificate Maintenance Charge will be deducted at the time of the total withdrawal. During the Annuity Period, no Contract or Certificate Maintenance Charge is deducted. The Contract and Certificate Maintenance Charges will be deducted from the Sub-Account or MVA Account with the largest balance. The Company has set this charge at a level so that, when considered in conjunction with the Administrative Charge (see above), it will not make a profit from the charges assessed for administration.

DEDUCTION FOR TRANSFER FEE

An Owner/Certificate Owner may transfer all or part of the Owner's/Certificate Owner's interest in a Sub-Account or the MVA Account (subject to the MVA Account provisions) after the expiration of any Right to Examine Period, without the imposition of any fee or charge if there have been no more than the number of free transfers made. An Owner/Certificate Owner may make one transfer every 30 days without the imposition of the transfer fee during the Accumulation Period and may make four transfers per Contract/Certificate Year during the Annuity Period without the imposition of the transfer fee. The transfer fee is the lesser of $25 or 2% of the amount transferred ("Transfer Fee"). The Transfer Fee is deducted from the Account which is the source of the transfer. However, if the Owner's or Certificate Owner's entire interest in an Account is being transferred, the Transfer Fee will be deducted from the amount which is transferred. If there are multiple source Accounts, the Transfer Fee will be allocated to the Sub-Account or MVA Account with the largest balance involved in the transfer transaction. A transfer made at the end of the Right to Examine Period from the Money Market Sub-Account will not count in determining the application of the Transfer Fee. If the Owner or Certificate Owner is participating in an approved Dollar Cost Averaging Program or Rebalancing Program, such transfers are not counted toward the number of transfers for the year and are not taken into account in determining any Transfer Fee. All reallocations made on the same day count as one transfer for purposes of determining the Transfer Fee.

DEDUCTION FOR PREMIUM AND OTHER TAXES

Any taxes, including any Premium Taxes, paid to any governmental entity relating to the Contracts and Certificates may be deducted from Purchase Payments or Contract Values or Certificate Owner's Certificate Value when incurred. The Company will, in its sole discretion, determine when taxes have resulted from: the investment experience of the Variable Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments.
The Company may, at its sole discretion, pay taxes when due and deduct that amount from the Contract Value or Certificate Owner's Certificate Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. The Company's current practice is to deduct such taxes from an Owner's Contract Value/Certificate Owner's Certificate Value at the time Annuity Payments begin or from amounts that are withdrawn. Premium Taxes currently range from 0% to 3.5%.

While the Company is not currently maintaining a provision for federal income taxes with respect to the Variable Account, the Company has reserved the right to establish a provision for the deductions of income taxes from the Variable Account if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Variable Account.

The Company will deduct any withholding taxes required by applicable law. (See "Tax Status - Income Tax Withholding.")

DEDUCTION FOR EXPENSES OF THE ELIGIBLE FUNDS

There are other deductions from and expenses (including management fees paid to the advisers) paid out of the assets of the Eligible Funds which are described in the prospectuses for the Eligible Funds.

                        THE CONTRACTS AND CERTIFICATES

OWNER/CERTIFICATE OWNER

The Owner or Certificate Owner has all interest and rights to amounts held in his or her Contract/Certificate. The Owner or Certificate Owner is the person designated as such on the Contract Issue Date/Certificate Issue Date, unless changed.

The Owner/Certificate Owner may change owners of the Contract/Certificate at any time by Written Request. A change of Owner or Certificate Owner will automatically revoke any prior designation of Owner/Certificate Owner. The change will become effective as of the date the Written Request is signed. The Company will not be liable for any payment made or action taken before it records the change.

JOINT OWNERS/JOINT CERTIFICATE OWNERS

The Contract can be owned by joint Owners. A Certificate may be owned by joint Certificate Owners. If joint Owners or joint Certificate Owners are named, any joint Owner or joint Certificate Owner must be the spouse of the other Owner or joint Certificate Owner. Upon the death of either Owner/ Certificate Owner, the surviving joint Owner/surviving joint Certificate Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated in a Written Request.

GROUP CONTRACT OWNER

The Group Contract Owner has title to the group Contract. The group Contract and any amounts accumulated thereunder are not subject to the claims of the Group Contract Owner nor any of its creditors. The Group Contract Owner may transfer ownership of the group Contract. Any transfer of ownership terminates the interest of any existing Group Contract Owner. It does not change the rights of any Certificate Owner.

ANNUITANT

The Annuitant is the person on whose life Annuity Payments are based. The Annuitant is the person designated by the Owner/Certificate Owner at the Contract Issue Date/Certificate Issue Date, unless changed prior to the Annuity Date. The Owner/Certificate Owner may not change the Annuitant except in the event that the Annuitant dies prior to the Annuity Date. If no new Annuitant is designated by the Owner/Certificate Owner within 30 days, the Owner/Certificate Owner becomes the Annuitant. The Annuitant may not be changed in a Contract/Certificate which is owned by a non-natural person. Any change of Annuitant is subject to the Company's underwriting rules then in effect. A Written Request specifying the change of Annuitant must be provided to the Administrative Office.

ASSIGNMENT

A Written Request specifying the terms of an assignment of the Contract or Certificate must be provided to the Administrative Office. The Company will not be liable for any payment made or action taken before it records the assignment.

The Company will not be responsible for the validity or tax consequences of any assignment. Any assignment made after the death benefit has become payable will be valid only with the Company's consent.

If the Contract or Certificate is assigned, the Owner's or Certificate Owner's rights may only be exercised with the consent of the assignee of record.

If the Contract or Certificate is issued pursuant to a retirement plan which receives favorable tax treatment under the provisions of Sections 403(b) or 408 of the Code, it may not be assigned, pledged or otherwise transferred except as may be allowed under applicable law.

           PURCHASE PAYMENTS, CONTRACT VALUE AND CERTIFICATE VALUE

PURCHASE PAYMENT

The initial Purchase Payment is due on the Contract Issue Date/Certificate Issue Date. The minimum initial Purchase Payment is $50,000 (except for Qualified Contracts and Certificates, the minimum initial Purchase Payment is $10,000). The minimum subsequent Purchase Payment is $1,000, or if the automatic premium check option is elected $250 monthly. The maximum total Purchase Payments the Company will accept without Company approval is $1,000,000. The Company reserves the right to change these Purchase Payment requirements. The Company reserves the right to reject any application or Purchase Payment.

ALLOCATION OF PURCHASE PAYMENTS

Net Purchase Payments are allocated to MVA Account Guarantee Period option(s) and/or to one or more Sub-Account(s) of the Variable Account in accordance with the selections made by the Owner/Certificate Owner. The Company has reserved the right, under certain circumstances, to allocate initial Purchase Payments to the Money Market Sub-Account (except those allocated to the MVA Account) until the expiration of the Right to Examine Period. In the event that the Company does so allocate initial Purchase Payments to the Money Market Sub-Account, at the end of the Right to Examine Period, the Contract Value/Certificate Value allocated to the Money Market Sub-Account will be allocated to the Sub-Account(s) selected by the Owner/Certificate Owner. Currently, however, the Company will allocate the initial Purchase Payment directly to the Sub-Account(s) and/or the MVA Account, as selected by the Owner/Certificate Owner. The allocation of the initial Net Purchase Payment is made in accordance with the selection made by the Owner or Certificate Owner at the Contract Issue Date or Certificate Issue Date. Unless otherwise changed by the Owner or Certificate Owner, subsequent Net Purchase Payments are allocated in the same manner selected by the Owner/Certificate Owner for the initial Net Purchase Payment. Allocation of the Net Purchase Payment is subject to the terms and conditions imposed by the Company. Currently, the Owner or Certificate Owner can select 15 Sub-Accounts of the Variable Account and the MVA Account. The Company reserves the right to change this in the future. Allocations must be in whole percentages with a minimum allocation of 1%. The minimum amount which can be allocated to a Guarantee Period option is $2,000. The Company has reserved the right to change this minimum.

For initial Net Purchase Payments, if the forms required to issue a Contract/Certificate are in good order, the Company will apply the Net Purchase Payment to the Variable Account and credit the Contract/Certificate with Accumulation Units and/or to the MVA Account and credit the Contract/Certificate with dollars within two business days of receipt.

In addition to the underwriting requirements of the Company, good order means that the Company has received federal funds (monies credited to a bank's account with its regional Federal Reserve Bank). If the forms required to issue a Contract or Certificate are not in good order, the Company will attempt to get them in good order or the Company will return the forms and the Purchase Payment within five business days. The Company will not retain the Purchase Payment for more than five business days while processing incomplete forms unless it has been so authorized by the purchaser. For subsequent Net Purchase Payments, the Company will apply Net Purchase Payments to the Variable Account and credit the Contract or Certificate with Accumulation Units and/or to the MVA Account and credit the Contract or Certificate with dollars as of the end of the Valuation Period during which the Purchase Payment was received.

DOLLAR COST AVERAGING

Dollar Cost Averaging is a program which, if elected in writing, permits an Owner or Certificate Owner to systematically transfer amounts monthly, quarterly, semi-annually or annually during the Accumulation Period from the Money Market Sub-Account to one or more of the other Sub-Accounts. By allocating amounts on a regularly scheduled basis as opposed to allocating the total amount at one particular time, an Owner or Certificate Owner may be less susceptible to the impact of market fluctuations. A minimum of $2,000 must be in the Money Market Sub-Account when Dollar Cost Averaging begins (the Company reserves the right to change this amount). If the amount to be transferred pursuant to Dollar cost Averaging exceeds the Contract Value/Certificate Value, the total balance in the Money Market Sub-Account will be transferred. Currently, an Owner or Certificate Owner may select up to 15 Sub-Accounts for Dollar Cost Averaging.

There is no current charge for participating in the Dollar Cost Averaging Program. However, the Company reserves the right to charge for Dollar Cost Averaging in the future. Transfers made pursuant to the Dollar Cost Averaging Program will occur on the first business day of the month. Dollar Cost Averaging will discontinue when the Contract Value/Certificate Value in the Money Market Sub-Account is zero. The Company will notify Owners/Certificate Owners when the Dollar Cost Averaging Program is discontinued. The minimum duration of participation in the Dollar Cost Averaging Program is currently 6 to 60 months. Transfers made pursuant to the Dollar Cost Averaging program are not taken into account in determining any Transfer Fee. An Owner or Certificate Owner participating in the Dollar Cost Averaging Program may not also participate in the Systematic Withdrawal Program. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify its Dollar Cost Averaging program.

REBALANCING

Rebalancing is a program, which if elected, provides for periodic pre-authorized automatic transfers during the Accumulation Period among the Sub-Accounts pursuant to written instructions from the Owner or Certificate Owner. Such transfers are made to maintain a particular percentage allocation among the Portfolios as selected by the Owner or Certificate Owner. Any amounts in the MVA Account will not be transferred pursuant to the Rebalancing Program. The Contract Value/Certificate Value must be at least $5,000 to have transfers made pursuant to the program. Any transfer made pursuant to the Rebalancing Program must be in whole percentages in one (1%) percent allocation increments. The maximum number of Sub-Accounts which can be used for rebalancing is fifteen (15). An Owner or Certificate Owner may select that rebalancing occur on a quarterly, semi-annual or annual basis. Rebalancing will occur on the date requested by the Owner or Certificate Owner. Transfers made pursuant to the Rebalancing Program are not taken into account in determining any Transfer Fee. There is no fee for participating in the Rebalancing Program. The Company reserves the right to terminate, modify or suspend its Rebalancing Program at any time.

CONTRACT VALUE

The Contract Value for any Valuation Period is the sum of the Contract Value in each of the Sub-Accounts of the Variable Account and the Contract Value in the MVA Account.

The Contract Value in a Sub-Account of the Variable Account is determined by multiplying the number of Accumulation Units allocated to the Contract Value for the Sub-Account by the Accumulation Unit value.

Withdrawals will result in the cancellation of Accumulation Units in a Sub-Account or a reduction in the MVA Account, as applicable.

CERTIFICATE VALUE

The Certificate Value for any Valuation Period is the sum of the Certificate Value in each of the Sub-Accounts of the Variable Account and the Certificate Value in the MVA Account.

The Certificate Value in a Sub-Account of the Variable Account is determined by multiplying the number of Accumulation Units allocated to the Certificate Value for the Sub-Account by the Accumulation Unit Value.

Withdrawals will result in the cancellation of Accumulation Units in a Sub-Account or a reduction in the MVA Account, as applicable.

ACCUMULATION UNITS

Accumulation Units will be used to account for all amounts allocated to or withdrawn from the Sub-Accounts of the Variable Account as a result of Net Purchase Payments, withdrawals, transfers, or fees and charges. The Company will determine the number of Accumulation Units of a Sub-Account purchased or canceled. This will be done by dividing the amount allocated to (or the amount withdrawn from) the Sub-Account by the dollar value of one Accumulation Unit of the Sub-Account as of the end of the Valuation Period during which the request for the transaction is received at the Administrative Office.

ACCUMULATION UNIT VALUE

The Accumulation Unit value for each Sub-Account was arbitrarily set initially at $10. Subsequent Accumulation Unit values for each Sub-Account are determined by multiplying the Accumulation Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account for the current period.

The Net Investment Factor for each Sub-Account is determined by dividing A by B and subtracting C where:


     A is (i) the net asset value per share of the Eligible Fund or Portfolio of an Eligible Fund held by the Sub-Account for the current
           Valuation Period; plus

           (ii) any dividend or capital gains per share declared on behalf of such Eligible Fund or Portfolio that has an ex-dividend date within the current Valuation Period; plus

           (iii) a charge factor, if any, for taxes or any tax reserve established by the Company as a result of the operation or maintenance of the Sub-Account.

     B is the net asset value per share of the Eligible Fund or Portfolio held by the Sub-Account for the immediately preceding Valuation
           Period.

     C is the Valuation Period equivalent of the per month Mortality and Expense Risk Charge and for the Administrative Charge.

The Accumulation Unit Value may increase or decrease from Valuation Period to Valuation Period.

                                  TRANSFERS

TRANSFERS DURING THE ACCUMULATION PERIOD

Subject to any limitation imposed by the Company on the number of transfers that can be made during the Accumulation Period, the Owner or Certificate Owner may transfer all or part of the Contract Value or Certificate Value in a Sub-Account or the MVA Account by Written Request. Currently, Owners and Certificate Owners may make an unlimited number of transfers during the Accumulation Period. All transfers are subject to the following:

     1. If more than the number of free transfers have been made in a Contract or Certificate Year, the Company will deduct a Transfer Fee for each subsequent transfer permitted. (See "Charges and Deductions - Deduction for Transfer Fee").

     2. The minimum amount which can be transferred is $500 (from any Sub-Account or any Guarantee Period in the MVA Account) or the Owner's or Certificate Owner's entire interest in the Sub-Account or the Guarantee Period, if less. The Company reserves the right to change this amount. This requirement is waived if the transfer is made pursuant to the Dollar Cost Averaging or Rebalancing Programs. The minimum amount which must remain in each Account after a transfer is $500 per Sub-Account or a Guarantee Period in the MVA Account, or $0 if the entire amount in any Sub-Account or a Guarantee Period in the MVA Account is transferred. The Company reserves the right to change this amount.

     3. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

Transfers must be made by written authorization from the Owner/Certificate Owner or from the person acting for the Owner or Certificate Owner as an attorney-in-fact under a power-of-attorney if permitted by state law. By authorizing the Company to accept telephone transfer instructions, the Owner/Certificate Owner agrees to accept and be bound by the conditions and procedures established by the Company from time to time. The Company has instituted reasonable procedures to confirm that any instructions communicated by telephone are genuine. All telephone calls will be recorded, and the caller will be asked to produce the Owner/Certificate Owner's personalized data prior to the Company initiating any transfer requests by telephone. Additionally, as with other transactions, the Owner/Certificate Owner will receive a written confirmation of the transfer. If reasonable procedures are employed, neither the Company nor GARCO Equity Sales, Inc. will be liable for following telephone instructions which it reasonably believes to be genuine. Written transfer requests may be made by a person acting for the Owner or Certificate Owner as an attorney-in-fact under a power-of-attorney.

Neither the Variable Account nor the Eligible Funds are designed for professional market timing organizations or other entities using programmed and frequent transfers. A pattern of exchanges that coincides with a "market timing" strategy may be disruptive to a Portfolio. The Company reserves the right to restrict the transfer privilege or reject any specific Purchase Payment allocation request for any person whose transactions seem to follow a timing pattern.

TRANSFERS DURING THE ANNUITY PERIOD

Subject to any limitations imposed by the Company on the number of transfers that can be made during the Annuity Period, the Owner or Certificate Owner may transfer Contract Values or Certificate Values by Written Request. Currently, Owners and Certificate Owners may make four transfers per Contract/Certificate Year during the Annuity Period. All transfers during the Annuity Period are subject to the following:

     1. Transfers may be made upon written notice to the Company at least 30 days before the due date of the first Annuity Payment for which the change will apply. Transfers will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the Sub-Account to which the transfer is made, so that the next Annuity Payment, if it were made at that time would be the same amount that it would have been without the transfer. Thereafter Annuity Payments will reflect changes in the value of the new Annuity Units.

     2. If more than the number of free transfers have been made in a Contract/Certificate Year, the Company will deduct a Transfer Fee for each subsequent transfer permitted. Currently, the four transfers per Contract/Certificate Year permitted during the Annuity Period are free.
(See "Charges and Deductions - Deduction for Transfer Fee").

     3. The minimum amount which can be transferred is $500 (from any Sub-Account) or the Owner's/Certificate Owner's entire interest in the
Sub-Account,  if  less.   The minimum amount which must remain in each Account
after a transfer is $500 per Sub-Account, or $0 if the entire amount in any Sub-Account is transferred.

     4. No transfers can be made between the General Account and the Variable Account. Transfers may only be made among the Sub-Accounts.

     5. The Company reserves the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

                                 WITHDRAWALS

During the Accumulation Period, the Owner or Certificate Owner may, upon a Written Request, make total or partial withdrawals of the Contract Withdrawal Value or Certificate Withdrawal Value.

The Owner/Certificate Owner must specify by Written Request which
Sub-Account(s) of the Variable Account or Guarantee Period of the MVA Account, as applicable, is the source of the partial withdrawal. A withdrawal from the MVA Account may be subject to a Market Value Adjustment.

The Company will pay the amount of any withdrawal from the Variable Account within seven (7) days of receipt of a request in good order unless the Suspension or Deferral of Payments provision is in effect.

Each partial withdrawal must be for at least $500 from each Sub-Account and each Guarantee Period of the MVA Account (unless the withdrawal is made pursuant to the Systematic Withdrawal Option (see below). The minimum Contract Value or Certificate Value which must remain in the Contract or Certificate after a partial withdrawal is $500. The minimum Contract Value or Certificate Value which must remain in any Sub-Account after a partial withdrawal is $500.

Certain tax withdrawal penalties and restrictions may apply to withdrawals from the Contracts and Certificates. (See "Tax Status"). For Contracts/ Certificates purchased in connection with 403(b) plans, the Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Owner/Certificate Owner: (1) attains age 59 1/2;
(2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value or Certificate Owner's Certificate Value which represents contributions made pursuant to a salary reduction agreement by the Owner/Certificate Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfers between certain Qualified Plans. Owners and Certificate Owners should consult their own tax counsel or other tax adviser regarding any distributions.

SYSTEMATIC WITHDRAWAL PROGRAM

The Company offers a Systematic Withdrawal Program which enables an Owner or Certificate Owner to pre-authorize by Written Request a periodic exercise of the contractual withdrawal rights described above. The Systematic Withdrawal Program is available if the Contract Value or Certificate Value is at least $5,000 as of the Valuation Date this option is requested (the Company reserves the right to change this requirement). Each withdrawal pursuant to the Systematic Withdrawal Program must be for at least $100. Systematic withdrawals may be made from any Sub-Account of the Variable Account. Systematic withdrawals cannot be made from the MVA Account.
Owners/Certificate Owners must specify from which Sub-Accounts the withdrawals are to be made. The amount of the withdrawal must be specified as a percentage of Contract Value or Certificate Value or in round dollars. Withdrawals may be scheduled monthly, quarterly, semi-annually or annually. The standard date of the month for withdrawals is the last day of the month. The Owner, the Certificate Owner or the Company may terminate systematic withdrawals at any time and may reinstate the program at any time by completing the appropriate forms. Systematic withdrawals will terminate if the Owner/Certificate Owner makes a partial withdrawal outside the program and the remaining Contract/Certificate Value is less than $5,000. Participation in the Systematic Withdrawal Program can be exercised at any time, including during the first Contract/Certificate Year. There is currently no charge for systematic withdrawals. An Owner or Certificate Owner participating in the Systematic Withdrawal Program may not also participate in the Dollar Cost Averaging Program.

Systematic withdrawals are available for Qualified and Non-Qualified Contracts and Certificates. Certain tax penalties and restrictions may apply to systematic withdrawals from the Contracts and Certificates. (See "Tax Status - Tax Treatment of Withdrawals - Non-Qualified Contracts and Certificates" and "Tax Treatment of Withdrawals - Qualified Contracts and Certificates".)

SUSPENSION OR DEFERRAL OF PAYMENTS

The Company reserves the right to suspend or postpone payments from the Variable Account for a withdrawal or transfer for any period when:

     1. The NYSE is closed (other than customary weekend and holiday closings);

     2.  Trading on the NYSE is restricted;

     3. An emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets; or

     4. During any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners or Certificate Owners;

provided that applicable rules and regulations of the Securities and Exchange Commission will govern as to whether the conditions described in (2) and (3) exist.

The Company further reserves the right to postpone payments from the MVA Account for a period of up to six months.

                          PROCEEDS PAYABLE ON DEATH

DEATH OF OWNER OR CERTIFICATE OWNER DURING THE ACCUMULATION PERIOD

Upon the death of the Owner or Certificate Owner, or any joint Owner or joint Certificate Owner during the Accumulation Period, the death benefit will be paid to the Beneficiary(ies) designated by the Owner or Certificate Owner. Upon the death of any joint Owner or joint Certificate Owner, the surviving joint Owner or joint Certificate Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

A Beneficiary may request that the death benefit be paid under one of the death benefit options below. If the Beneficiary is the spouse of the Owner/Certificate Owner, he or she may elect to continue the Contract/Certificate at the then current Contract Value/Certificate Value in his or her own name and exercise all the Owner's/Certificate Owner's rights under the Contract/Certificate.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD

Prior to the Owner/Certificate Owner attaining Age 80, the death benefit will be the greater of: (i) the Purchase Payments, less any withdrawals; or (ii) the Contract Value/Certificate Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method. If the death occurs after Age 80, the death benefit will be the Contract Value/Certificate Value determined as of the end of the Valuation Period during which the Company receives both due proof of death and an election for the payment method.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD

A non-spousal Beneficiary must elect the death benefit to be paid under one of the following options in the event of the death of the Owner or Certificate Owner during the Accumulation Period:

     OPTION 1  -  lump sum payment of the death benefit; or

     OPTION 2 - payment of the entire death benefit within 5 years of the date of the death of the Owner/Certificate Owner or any joint Owner/joint Certificate Owner; or

     OPTION 3 - payment of the death benefit under an Annuity Option over the lifetime of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary with distribution beginning within one year of the date of death of the Owner/Certificate Owner or any joint Owner/joint Certificate Owner.

Any portion of the death benefit not applied under Option 3 within one year of the date of the Owner's/Certificate Owner's death, must be distributed within five years of the date of death.

A spousal Beneficiary may elect to continue the Contract/Certificate in his or her own name at the then current Contract Value/Certificate Value, elect a lump sum payment of the death benefit or apply the death benefit to an Annuity Option.

If a lump sum payment is requested, the amount will be paid within seven (7) days of receipt of proof of death and the election, unless the Suspension or Deferral of Payments provision is in effect.

Payment to the Beneficiary, other than in a lump sum, may only be elected during the sixty-day period beginning with the date of receipt of proof of death.

DEATH OF OWNER/CERTIFICATE OWNER DURING THE ANNUITY PERIOD

If the Owner/Certificate Owner or any joint Owner/joint Certificate Owner, who is not the Annuitant, dies during the Annuity Period, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at such Owner's/Certificate Owner's or joint Owner's/joint Certificate Owner's death. Upon the death of any Owner/Certificate Owner during the Annuity Period, the Beneficiary becomes the Owner/Certificate Owner. Upon the death of any joint Owner/joint Certificate Owner during the Annuity Period, the surviving joint Owner/joint Certificate Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary.

DEATH OF ANNUITANT

Upon the death during the Accumulation Period of the Annuitant who is not the Owner/Certificate Owner, the Owner/Certificate Owner may designate a new Annuitant, subject to the Company's underwriting rules then in effect. If no designation is made within 30 days of the death of the Annuitant, the Owner/Certificate Owner will become the Annuitant. If the Owner/Certificate Owner is a non-natural person, the death of the Annuitant will be treated as the death of the Owner/Certificate Owner and a new Annuitant may not be designated.

Upon the death of the Annuitant during the Annuity Period, the death benefit, if any, will be as specified in the Annuity Option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the Annuitant's death.

PAYMENT OF DEATH BENEFIT

The Company will require due proof of death before any death benefit is paid. Due proof of death will be:

     1.  a certified death certificate; or

     2. a certified decree of a court of competent jurisdiction as to the finding of death; or

     3.  any other proof satisfactory to the Company.

All death benefits will be paid in accordance with applicable law or regulations governing death benefit payments.

BENEFICIARY

The Beneficiary designation in effect on the Contract Issue Date/Certificate Issue Date will remain in effect until changed. The Beneficiary is entitled to receive the benefits to be paid at the death of the Owner/Certificate Owner. Unless the Owner/Certificate Owner provides otherwise, the death benefit will be paid in equal shares to the survivor(s) as follows:

     1. to the primary Beneficiary(ies) who survive the Owner's/Certificate Owner's and/or the Annuitant's death, as applicable; or if there are none

     2. to the contingent Beneficiary(ies) who survive the Owner's/Certificate Owner's and/or the Annuitant's death, as applicable; or if there are none

     3.  to the estate of the Owner/Certificate Owner.

CHANGE OF BENEFICIARY

Subject to the rights of any irrevocable Beneficiary(ies), the Owner/Certificate Owner may change the primary Beneficiary(ies) or contingent Beneficiary(ies). Any change may be made by Written Request. The change will take effect as of the date the Written Request is signed. The Company will not be liable for any payment made or action taken before it records the change.

                              ANNUITY PROVISIONS

GENERAL

On the Annuity Date, the Adjusted Contract Value/Adjusted Certificate
Value, as applicable, will be applied under the Annuity Option selected by the Owner/Certificate Owner. The Owner/Certificate Owner may elect to have the Contract Value/Certificate Value applied to provide a Fixed Annuity, a Variable Annuity or a combination Fixed and Variable Annuity. If a combination is elected, the Owner/Certificate Owner must specify what part of the Contract Value/Certificate Value is to be applied to the fixed and variable options.

ANNUITY DATE

The Annuity Date is selected by the Owner/Certificate Owner at the Contract Issue Date/Certificate Issue Date. The Annuity Date must be the first day of a calendar month and must be at least 90 days after the Contract Issue Date/Certificate Issue Date. The Annuity Date may not be later than the earlier of when the Annuitant reaches attained Age 90 or the maximum date permitted under state law.

Prior to the Annuity Date, the Owner/Certificate Owner, subject to the above, may change the Annuity Date by Written Request. Any change must be requested at least thirty (30) days prior to the new Annuity Date.

SELECTION OR CHANGE OF AN ANNUITY OPTION

An Annuity Option may be selected by Written Request by the Owner/Certificate Owner. If no Annuity Option is selected, Option 2 with 120 monthly payments guaranteed will automatically be applied. Unless specified otherwise, that portion of the Adjusted Contract Value/Adjusted Certificate Value allocated to the Variable Account shall be used to provide a variable annuity and that portion of the Adjusted Contract Value or Adjusted Certificate Value allocated to the MVA Account will be used to provide a Fixed Annuity. Prior to the Annuity Date, the Owner/Certificate Owner can change the Annuity Option selected by Written Request. Any change must be requested at least thirty
(30) days prior to the Annuity Date.

FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

Annuity Payments are paid in monthly installments. The Adjusted Contract Value/Adjusted Certificate Value is applied to the annuity table for the Annuity Option selected. If the Adjusted Contract Value/Adjusted Certificate Value to be applied under an Annuity Option is less than $5,000, the Company reserves the right to make a lump sum payment in lieu of Annuity Payments. If the Annuity Payment would be or become less than $50, the Company reserves the right to reduce the frequency of payments to an interval which will result in each payment being at least $50.

The Mortality and Expense Risk Charge is assessed during both the Accumulation Period and Annuity Period. The Company will continue to assess the Mortality and Expense Risk Charge during payment of an Annuity Option that does not involve a life contingency even though the Company no longer bears any mortality risk on such payment obligation.

ANNUITY OPTIONS

The following Annuity Options or any other Annuity Option acceptable to the Company may be selected:

     OPTION 1. LIFETIME ONLY ANNUITY : The Company will make monthly payments during the life of the Annuitant. If this option is elected, payments will stop immediately upon the death of the Annuitant and the annuity will terminate without further value.

     OPTION 2. LIFETIME ANNUITY WITH GUARANTEED PERIODS : The Company will make monthly payments for the guaranteed period selected and thereafter for the life of the Annuitant. If this option is elected, upon the death of the Annuitant, any amounts remaining under the guaranteed period selected will be distributed to the Beneficiary at least as rapidly as under the method of distribution being used as of the date of the Annuitant's death.
The guaranteed period may be five (5) years, ten (10) years or twenty (20) years.

     OPTION 3. INSTALLMENT REFUND LIFE ANNUITY : The Company will make monthly payments for the installment refund period (the time required for the sum of the payments to equal the amount applied), and thereafter for the life of the
Annuitant.    If this option is elected, upon the death of the Annuitant, any amounts remaining under the installment refund period will be distributed to the Beneficiary at least as rapidly as under the method of distribution being used at the time of the Annuitant's death.

     OPTION 4. PAYMENT FOR A FIXED PERIOD : The Company will make monthly payments for a fixed period of 3 to 20 years.

     OPTION 5. JOINT AND SURVIVOR ANNUITY : The Company will make monthly payments during the joint life time of the Annuitant and a joint Annuitant. Payments will continue during the lifetime of the surviving Annuitant and will be computed on the basis of 100%, 50% or 66% of the Annuity Payment (or limits) in effect during the joint life time.

ANNUITY

If the Owner/Certificate Owner selects a Fixed Annuity, the Adjusted
Contract Value or Adjusted Certificate Value is allocated to the General Account and the annuity is paid as a Fixed Annuity. If the Owner/Certificate Owner selects a Variable Annuity, the Adjusted Contract Value or
Adjusted Certificate Value will be allocated to the Sub-Accounts of the Variable Account in accordance with the selection made by the Owner or Certificate Owner, and the annuity will be paid as a variable annuity. If no selection is made, the Adjusted Contract Value/Adjusted Certificate Value will be applied in the same proportions to the same Sub-Accounts as the allocations are at the time of election. Unless the Owner/Certificate Owner specifies otherwise, the payee of the Annuity Payments shall be the Owner/Certificate Owner. The Adjusted Contract Value/Adjusted Certificate Value will be applied to the applicable annuity table contained in the Contract/Certificate based upon the Annuity Option selected by the Owner/Certificate Owner.

FIXED ANNUITY

The Owner or Certificate Owner may elect to have the Adjusted Contract Value/Adjusted Certificate Value applied to provide a Fixed Annuity.

The dollar amount of each Fixed Annuity Payment shall be determined in accordance with annuity tables contained in the Contract/Certificate which are based on the minimum guaranteed interest rate of 3% per year.

VARIABLE ANNUITY

The Owner or Certificate Owner may elect to have the Adjusted Contract Value/Adjusted Certificate Value applied to provide a variable annuity. Variable Annuity Payments reflect the investment performance of the Variable Account in accordance with the allocation of the Adjusted Contract Value/Adjusted Certificate Value to the Sub-Accounts during the Annuity Period. Variable Annuity Payments are not guaranteed as to dollar amount.

                                 DISTRIBUTOR

Conseco Equity Sales, Inc., formerly GARCO Equity Sales, Inc., ("CES"), 11815
N. Pennsylvania Street, Carmel, Indiana 46032, an affiliate of the Company, is the principal underwriter of the Contracts and Certificates. CES is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD").

Commissions will be paid on the sale of the Contracts and Certificates. Commissions will be paid which are equal to .75% of Purchase Payments plus an annual trail commission in the amount of .75% of accumulation value at the end of each Contract/Certificate Year, for promotional or distribution expenses associated with the marketing of the Contracts and Certificates. In addition, under certain circumstances, payments may be made to certain sellers for other services not directly related to the sale of the Contracts and Certificates. The Company may use any of its corporate assets to cover the costs of distribution, including any potential profit which may arise from the Mortality and Expense Risk Charge.

                           PERFORMANCE INFORMATION

MONEY MARKET SUB-ACCOUNT

From time to time, the Money Market Sub-Account of the Variable Account may advertise its "current yield" and "effective yield." Both yield figures are based on historical earnings and are not intended to indicate future performance. The "current yield" of the Money Market Sub-Account refers to the income generated by Contract Values/Certificate Values in the Money Market Sub-Account over a seven-day period ending on the date of calculation (which period will be stated in the advertisement). This income is "annualized." That is, the amount of income generated by the investment during that week is assumed to be generated each week over a 52-week period and is shown as a percentage of the Contract Value or Certificate Value in the Money Market Sub-Account. The "effective yield" is calculated similarly. However, when annualized, the income earned by the Contract Value or the Certificate Value is assumed to be reinvested. This results in the "effective yield" being slightly higher than the "current yield" because of the compounding effect of the assumed reinvestment. The yield figure will reflect the deduction of any asset-based charges and any applicable Contract and Certificate Maintenance Charge.

OTHER SUB-ACCOUNTS

From time to time, the Company may advertise performance data for the various other Sub-Accounts. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment medium over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that Unit by the Accumulation Unit value at the beginning of the period. This percentage figure will reflect the deduction of any asset-based charges and any applicable Contract and Certificate Maintenance Charges under the Contracts. Any advertisement will also include total return figures calculated as described in the SAI.

The Company may make available yield information with respect to some of the Sub-Accounts. Such yield information will be calculated as described in the SAI. The yield information will reflect the deduction of any applicable Contract and Certificate Maintenance Charge as well as any asset-based charges.

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the Sub-Accounts against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the underlying Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

In addition, the Company may, as appropriate, compare each Sub-Account's or Portfolio's performance to that of other types of investments such as certificates of deposit, savings accounts and U.S. Treasuries, or to certain interest rate and inflation indices, such as the Consumer Price Index, which is published by the U.S. Department of Labor and measures the average change in prices over time of a fixed "market basket" of certain specified goods and services. Similar comparisons of Sub-Account and/or Portfolio performance may also be made with appropriate indices measuring the performance of a defined group of securities widely recognized by investors as representing a particular segment of the securities markets. For example, Sub-Account and/or Portfolio performance may be compared with Donoghue Money Market Institutional Averages (money market rates), Lehman Brothers Corporate Bond Index (corporate bond interest rates) or Lehman Brothers Government Bond Index (long-term U.S. Government obligation interest rates).

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts issued through the Variable Account with the unit values of variable annuities issued through the separate accounts derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service of Roswell, Georgia and published by Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the rankings might have been lower.

Morningstar rates a variable annuity Sub-Account against its peers with similar investment objectives. Morningstar does not rate any Sub-Account that has less than three years of performance data. The Morningstar rankings may or may not reflect the deduction of charges. Where charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the rankings might have been lower.

HYPOTHETICAL PERFORMANCE INFORMATION

Although all of the Sub-Accounts of the Variable Account are new and therefore have no investment performance history, certain of the corresponding Portfolios of the Eligible Funds have been in existence for some time and consequently have an investment performance history. In order to demonstrate how the actual investment experience of the various Portfolios affects Accumulation Unit values, the Company may develop hypothetical performance. The information will be based upon the historical experience of the Portfolios for the periods shown.

The performance of the various Sub-Accounts will vary and the hypothetical results which will be shown will not necessarily be representative of future results. Performance for periods ending after those which will be shown may vary substantially from the examples which are shown. The performance of the various Sub-Accounts will be calculated for a specified period of time by assuming an initial Purchase Payment of $1,000 allocated to each of the Sub-Accounts and a deduction of all charges and deductions. (See "Charges and Deductions" for more information.) No withdrawals will be assumed. The percentage increases are determined by subtracting the initial Purchase Payment from the ending value and dividing the remainder by the beginning value.

                                  TAX STATUS

GENERAL

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS AND CERTIFICATES. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS AND CERTIFICATES MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An owner is not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract/Certificate. For Non-Qualified Contracts and Certificates, this cost basis is generally the Purchase Payments, while for Qualified Contracts and Certificates there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract/Certificate (adjusted for any period certain or refund feature) bears to the expected return under the Contract/Certificate. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract/Certificate (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract/Certificate has been recovered (i.e. when the total of the excludable amounts equal the investment in the Contract/Certificate) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Certificate Owners, Annuitants and Beneficiaries under the Contracts/Certificates should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Variable Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts/Certificates. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer".

The Company intends that all Portfolios of the Eligible Funds underlying the Contracts and Certificates will be managed by the investment advisers for the Eligible Funds in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner/Certificate Owner control of the investments of the Variable Account will cause the Owner/Certificate Owner to be treated as the owner of the assets of the Variable Account, thereby resulting in the loss of favorable tax treatment for the Contract/Certificate. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner/Certificate Owner control which may be exercised under the Contract/Certificate is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's/Certificate Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner/Certificate Owners to be considered as the owner of the assets of the Variable Account resulting in the imposition of federal income tax to the Owner/Certificate Owner with respect to earnings allocable to the Contract/Certificate prior to receipt of payments under the Contract/Certificate.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner/Certificate Owner being retroactively determined to be the owner of the assets of the Variable Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contracts or Certificates in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS AND CERTIFICATES

The Code provides that multiple non-qualified annuity contracts and/or certificates which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract and/or certificate for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts and/or certificates. Owners and Certificate Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS AND CERTIFICATES OWNED BY NON-NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts and Certificates will be taxed currently to the Owner/Certificate Owner if the Owner/Certificate Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts/Certificates generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts or Certificates held by: (a) a trust or other entity as agent for a natural person; (b) Qualified Plans; or
(c) the estate of a decedent by reason of the death of the decedent. Additionally, this treatment is not applied to a Contract or Certificate which is a qualified funding asset for a structured settlement under Section 130(d) of the Code. Purchasers should consult their own tax counsel or other adviser before purchasing a Contract or Certificate to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS

An assignment or pledge of all or any portion of a Contract or Certificate may be treated as a taxable event. Any gain in the Contract or Certificate subsequent to the assignment may also be treated as taxable income in the year in which it is earned. Owners and Certificate Owners should therefore consult competent tax advisers should they wish to assign or pledge their Contracts or Certificates.

INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner or Certificate Owner are subject to Federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments.
However, the Owner or Certificate Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.

Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for Federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. return of after-tax contributions). Participants should consult their own tax counsel or other tax advisor regarding withholding requirements.

TAX TREATMENT OF WITHDRAWALS -- NON-QUALIFIED CONTRACTS AND CERTIFICATES

Section 72 of the Code governs treatment of distributions from annuity
contracts.  It provides that if the Contract    Value/Certificate      Value
exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) on or after the taxpayer reaches age 59 1/2; (b) after the death of the Owner/Certificate Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

QUALIFIED PLANS

The Contracts and Certificates offered by this Prospectus are designed to be suitable for use under various types of qualified plans. Generally, participants in a qualified plan are not taxed on increases to the value of the contributions to the plan until distribution occurs, regardless of whether the plan assets are held under an annuity contract. Taxation of participants in each qualified plan varies with the type of plan and terms and conditions of each specific plan. Owners, Certificate Owners, Annuitants and Beneficiaries are cautioned that benefits under a qualified plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contract/Certificate issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Owners, Certificate Owners, participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts/Certificates comply with applicable law. Following are general descriptions of the types of qualified plans with which the Contracts/Certificates may be used. Such descriptions are not exhaustive and are for general informational purposes only. The tax rules regarding qualified plans are very complex and will have differing applications depending on individual facts and circumstances. Each purchaser should obtain competent tax advice prior to purchasing a Contract or Certificate issued under a qualified plan.

Contracts and Certificates issued pursuant to qualified plans include special provisions restricting Contract/Certificate provisions that may otherwise be available as described in this Prospectus. Generally, Contracts/Certificates issued pursuant to qualified plans are not transferable except upon surrender or annuitization. Various penalty and excise taxes may apply to contributions or distributions made in violation of applicable limitations. Furthermore, certain withdrawal penalties and restrictions may apply to surrenders from Qualified Contracts and Certificates. (See "Tax Treatment of Withdrawals -- Qualified Contracts and Certificates", below.)

     A.  TAX-SHELTERED ANNUITIES

     Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts/Certificates for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts/Certificates. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code. Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax Treatment of Withdrawals -- Qualified Contracts and Certificates" and "Tax Sheltered Annuities - Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     B.  INDIVIDUAL RETIREMENT ANNUITIES

     Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's gross income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals -- Qualified Contracts and Certificates" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts and Certificates for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts and Certificates to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS -- QUALIFIED CONTRACTS AND CERTIFICATES

In the case of a withdrawal under a Qualified Contract/Certificate, a ratable portion of the amount received is taxable, generally based on the ratio of the individual's cost basis to the individual's total accrued benefit under the retirement plan. Special tax rules may be available for certain distributions from a Qualified Contract. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts and Certificates issued and qualified under Code Sections 403(b) (Tax-Sheltered Annuities) and 408(b) (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner/Certificate Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner/Certificate Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner/Certificate Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner/Certificate Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions to an Owner/Certificate Owner or Annuitant (as applicable) who has separated from service after he or she has attained age 55; (e) distributions made to the Owner/Certificate Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code
Section 213 to the Owner/Certificate Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to a qualified domestic relations order; or (g) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the Owner/Certificate Owner and his or her spouse and dependents if the Owner/Certificate Owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the Owner/Certificate Owner has been re-employed for at least 60 days. The exceptions stated in (d) and (f) above do not apply in the case of an Individual Retirement Annuity. The exception stated in (c) above applies to an Individual Retirement Annuity without the requirement that there be a separation from service.

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2 and in some cases, the later of age 70 1/2 or the date of retirement. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

TAX-SHELTERED ANNUITIES -- WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only on or after when the Owner/Certificate Owner:
(1) attains age 59 1/2; (2) separates from service; (3) dies; (4) becomes disabled (within the meaning of Section 72(m)(7) of the Code); or (5) in the case of hardship. However, withdrawals for hardship are restricted to the portion of the Owner's Contract Value or Certificate Owner's Certificate Value which represents contributions made by the Owner/Certificate Owner and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect transfers between certain Qualified Plans. Owners and Certificate Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                     ADDITIONAL INFORMATION ABOUT THE COMPANY

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE COMPANY

      The selected historical financial information set forth below was derived from the audited financial statements of Great American Reserve. Great American Reserve's consolidated balance sheets at December 31, 1995 and 1994, and the consolidated statements of operations, shareholder's equity and cash flows for the four months ended December 31, 1995, the eight months ended August 31, 1995 and the years ended December 31, 1994 and 1993 and notes thereto were audited by Coopers & Lybrand L.L.P., independent accountants, and are included elsewhere herein. The selected historical financial information set forth below should be read in conjunction with the financial statements and notes of Great American Reserve and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Great American Reserve" appearing elsewhere herein. The financial information set forth for the one month ended September 30, 1995 and the nine months ended September 30, 1996 is unaudited; however, in the opinion of Great American Reserve's management, the accompanying financial information contains all adjustments, consisting only of normal recurring items, necessary to present fairly the financial information for such periods. The results of operations for the nine months ended September 30, 1996, may not be indicative of the results of operations to be expected for a full year. The financial data for all periods reflects the effect of the December 31, 1994, merger of Jefferson National Life Insurance Company ("Jefferson National") into the Company. This merger has been accounted for as a pooling of interests; therefore, the assets and liabilities of Jefferson National have been combined with Great American Reserve at their book values and the financial data is presented as if the merger had occurred prior to the periods presented.

                                                                                                            Prior basis (a)
                                                                                           -----------------------------------------
                                                     Nine           One           Four        Eight
                                                    months         month         months       months             Year ended
                                                    ended          ended         ended        ended              December 31,
                                                 September 30,  September 30,  December 31,  August 31,    -------------------------
                                                     1996           1995          1995         1995        1994     1993    1992(b)
                                                     ----            ----         ----         ----        ----     ----    ----
STATEMENT OF OPERATIONS DATA
Insurance policy income.......................      $61.4           $11.2         $31.8       $ 60.5      $ 98.6    $108.2   $117.6
Investment activity:
    Net investment income.....................      156.5            19.4          74.2        136.4       187.9     214.5    189.0
    Net trading income (losses) ..............       (1.4)            (.2)           .1           .8         (.5)     12.4      8.5
    Net realized gains (losses) ..............        1.6             1.0          12.4          6.5          .7      20.0     24.5
Total revenues................................      218.1            31.4         118.5        204.2       286.7     355.1    339.6
Interest expense on notes payable.............        -               -             -            -           -         -       13.9
Total benefits and expenses...................      186.2            25.0          92.7        159.5       225.2     260.4    272.3
Income before income taxes, and
    extraordinary charge......................       31.9             6.4          25.8         44.7        61.5      94.7     67.3
Extraordinary charge on extinguishment
    of debt, net of tax.......................        -               -             -            -           -         -        6.9
Net income   .................................       19.9             4.2          16.1         28.2        38.8      54.5     36.4
Preferred dividends...........................        -               -             -            -           -         -         .4
Net income applicable to common
    stock    .................................       19.9             4.2          16.1         28.2        38.8      54.5     36.0

BALANCE SHEET DATA - PERIOD END
Investments...................................   $2,414.0        $2,456.2      $2,484.8                 $2,217.9  $2,473.8 $2,134.8
Total assets..................................    2,731.5         2,770.1       2,756.8                  2,625.0   2,751.1  2,443.3
Notes payable.................................        -               -             -                        -         -        -
Insurance liabilities.........................    1,979.6         2,124.8       2,039.1                  2,150.4   2,122.0  1,956.6
Total liabilities.............................    2,349.6         2,348.9       2,314.2                  2,260.1   2,302.6  2,074.4
Shareholder's equity .........................      381.9           421.2         442.6                    364.9     448.5    368.9

                                                    Year Ended
                                                    December 31,
                                                    ------------
                                                    1991(b)
                                                    -------
STATEMENT OF OPERATIONS DATA
Insurance policy income.......................      $143.1
Investment activity:
    Net investment income.....................       182.0
    Net trading income (losses) ..............        10.9
    Net realized gains (losses) ..............        25.5
Total revenues................................       361.5
Interest expense on notes payable.............        29.9
Total benefits and expenses...................       305.1
Income before income taxes, and
    extraordinary charge......................        56.4
Extraordinary charge on extinguishment
    of debt, net of tax.......................         -
Net income   .................................        36.4
Preferred dividends...........................          .7
Net income applicable to common
    stock    .................................        35.7


BALANCE SHEET DATA - PERIOD END
Investments...................................    $1,856.8
Total assets..................................     2,195.0
Notes payable.................................       119.9
Insurance liabilities.........................     1,731.9
Total liabilities.............................     2,144.5
Shareholder's equity .........................        50.5

-----------------------------------------------
    (a) Financial data for the period subsequent to August 31, 1995, reflect the adoption of a new basis of accounting under the "push down" method as a result of the indirect purchase of a controlling interest in Great American Reserve by Conseco effective August 31, 1995. Accordingly, data prior to August 31, 1995, may not be comparable with subsequent data. Significant accounting adjustments recorded as a result of the adoption of the new basis include: (i) an increase of $61.4 million to cost of policies purchased; (ii) a reduction of $26.3 million to cost of policies produced; (iii) a reduction of $15.1 million to goodwill;
        (iv) an increase of $1.2 million to insurance liabilities; and (v) the establishment of a deferred income tax liability to reflect the income tax effects of all of the accounting adjustments. These adjustments most materially impact the comparability of operating data by replacing a portion of amortization expense for the cost of policies produced with amortization expense for the cost of policies purchased and goodwill, which have different amortization assumptions and bases.

    (b) Financial data for periods prior to the July 21, 1992 initial public offering ("IPO") of CCP Insurance, Inc. ("CCP" and Great American Reserve's former indirect parent), include the accounts of CCP subsidiaries, consisting principally of debt and preferred stock which were used to acquire Great American Reserve and which were expected to be repaid from future income of the Great American Reserve. Subsequent to the IPO and related refinancing transactions, the long-term debt of CCP and its subsidiaries was no longer expected to be repaid solely from the net income of Great American Reserve. Accordingly, it was no longer appropriate to push down the accounts of CCP and subsidiaries into Great American Reserve's consolidated financial statements. The impact of the July 21, 1992, capital restructuring is reflected in Great American Reserve's 1992 consolidated statements of operations and shareholder's equity. As a result of no longer pushing down accounts of CCP subsidiaries into Great American Reserve's consolidated financial statements, the 1992 consolidated statement of shareholder's equity reflects: (i) the impact of removing the accumulated earnings of the CCP subsidiaries, excluding such earnings from their investment in Great American Reserve, as a dividend distribution; and (ii) the impact of removing the capital accounts of the subsidiaries as a reduction of contributed capital, and (iii) the impact of removing the assets and liabilities of the subsidiaries as a contribution of capital to Great American Reserve, which became Great American Reserve's common stock and additional paid-in capital.

     BUSINESS OF GREAT AMERICAN RESERVE

     Background

     Great American Reserve, with total assets of $2.7 billion at September 30, 1996, markets, issues and administers tax-qualified annuities, life and certain employee-benefit-related products primarily to school teachers and administrators through approximately 3,000 educator market specialists. In addition, Great American Reserve administers a block of life and annuity business sold through professional independent producers, although new product sales through this distribution channel are currently not being emphasized. Conseco Capital Partners, L.P. (the "Partnership"), a limited partnership organized by Conseco acquired Great American Reserve on June 27, 1990. The Partnership acquired Jefferson National on October 31, 1990 (which was merged with Great American Reserve in 1994), and Beneficial Standard Life Insurance Company on March 31, 1991, through similar transactions.

     On July 21, 1992, CCP Insurance, Inc. ("CCP"), a holding company organized for the companies previously acquired by the Partnership, completed an initial public offering of its common stock ("IPO"). After the IPO, Conseco held a 36 percent interest in CCP. Conseco's ownership interest in CCP increased to 49 percent in early 1995 as a result of: (i) a public offering of 3.0 million shares of common stock by CCP in September 1993; (ii) the purchase of .3 million CCP common shares in open market transactions during 1993; and (iii) repurchases of CCP common stock during 1994 and early 1995 under its stock repurchase program.

     In August 1995, Conseco completed the purchase of the remaining shares of CCP stock it did not previously own in a transaction pursuant to which CCP was merged with Conseco, with Conseco being the surviving corporation. As a result, Great American Reserve became a wholly owned subsidiary of Conseco.

     On December 31, 1994, Jefferson National was merged into Great American Reserve in a transaction accounted for as a pooling of interests.

     Great American Reserve was organized as a Texas corporation and commenced operations in 1937. Its main administrative offices are located at 11815 N. Pennsylvania Street, Carmel, Indiana 46032, and its telephone number is (317) 817-3700.

     MARKETING

     Great American Reserve primarily utilizes independent educator market specialists to distribute its products. Great American Reserve does not have the fixed costs associated with recruiting, training and maintaining employee agents. Rather, a relatively small number of in-house marketing personnel develop, direct and support the external distribution channels through which Great American Reserve's products are marketed. Great American Reserve's marketing management was restructured in 1993 by organizing Conseco personnel who spent much of their time on Great American Reserve matters into a home office and regional marketing management group dedicated exclusively to the Great American Reserve's educator marketing activities.

     PRODUCTS. Great American Reserve's collected premiums (net of reinsurance ceded) by product categories and the nine months ended September 30, 1996 and the year ended December 31, 1995, are set forth below (dollars in millions).


                                                                 Nine months ended September 30, 1996
                                                                 ------------------------------------
                                                        First Year            Renewal                   Total
                                                         Premiums             Premiums                 Premiums
                                                        ----------            --------                 --------

Products                                             Amount        %         Amount     %           Amount         %
--------                                             ------     -----        ------   -----         ------     ------
Single premium immediate annuities.............        $14.9      25%       $   -       -%          $14.9        9%
Flexible premium deferred annuities............         10.8      18          21.0     21            31.8       20
Variable annuities.............................         25.2      42          31.6     31            56.8       35
                                                        ----      --          ----     --           -----       --
       Total annuities.........................         50.9      85          52.6     52           103.5       64

Individual life................................          1.5       3          34.5     34            36.0       22

Accident and health and other..................          7.3      12          14.5     14            21.8       14

Guaranteed investment contracts................           .1       -            -       -              .1        -
                                                        ----      --        ------    ----         ------      ----
          Total collected premiums.............       $ 59.8     100%       $101.6    100%         $161.4      100%
                                                      ======     ====       ======    ====         ======      ====

                                                                       Year ended December 31, 1995
                                                                       ----------------------------
                                                        First Year              Renewal                   Total
                                                         Premiums               Premiums                 Premiums
                                                        ----------              --------                 --------
Products                                               Amount      %         Amount     %           Amount         %
--------                                               ------  -----         ------    ---          ------     -----
Single premium immediate annuities.............        $29.9     38%          $   -      -%          $29.9      14%
Flexible premium deferred annuities............         16.3     20            23.6     17            39.9      18
Variable annuities.............................         17.2     22            40.1     30            57.3      27
                                                       -----    ----           -----   ----          -----     ----
       Total annuities.........................         63.4     80            63.7     47           127.1      59

Individual life................................          1.8      2            49.3     36            51.1      24

Accident and health and other..................         11.8     15            22.6     17            34.4      16

Guaranteed investment contracts ...............          2.4      3              -       -             2.4       1
                                                       ------   ----           ----    ----          -----     ----
    Total collected premiums...................       $ 79.4    100%         $135.6    100%         $215.0     100%
                                                      =======   ====         ======    ====         ======     ====

    Annuities

     Premiums collected by Great American Reserve in the first nine months of 1996 totaled $161.4 million, of which approximately 64 percent (85 percent of first-year premiums) were from the sale of annuity products. Premiums collected in 1995 totaled $215.0 million, of which approximately 59 percent (80 percent of first-year premiums) were from the sale of annuities. Great American Reserve markets several basic types of annuities: single premium immediate annuities ("SPIAs"), flexible premium deferred annuities ("FPDAs") and variable annuities.

     Single Premium Immediate Annuities. SPIAs accounted for $14.9 million, or 9 percent, of Great American Reserve's total premiums collected in the first nine months of 1996 and $29.9 million, or 14 percent of premiums collected in 1995. Great American Reserve's SPIAs are designed to provide a series of periodic payments for a fixed period of time or for life, according to the policyholder's choice at the time of issue. Once the payments have begun, the amount, frequency and length of time for which they are payable are fixed. SPIAs often are purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. The single premium is often the payout from a terminated annuity contract. The implicit interest rate on SPIAs is based on market conditions when the policy is issued.

     Flexible Premium Deferred Annuities. FPDAs accounted for $31.8 million, or 20 percent, of Great American Reserve's premiums collected in the first nine months of 1996 and $39.9 million, or 19 percent, of premiums collected in 1995. Great American Reserve's FPDAs allow more than one premium payment, usually on a salary reduction basis. FPDAs are marketed through networks of educator market specialists primarily to teachers and employees of not-for-profit institutions as tax-qualified salary-reduction retirement programs as permitted under Section 403(b) of the Internal Revenue Code. A tax-qualified annuity purchased under Section 403(b) is similar to contributions made to a 401(k) plan, but with different (and somewhat more generous) rules on the maximum amount of current income which may be contributed by the participant on a pre-tax basis. Generally, a participant may elect to defer (through the purchase of a tax-qualified annuity under a 403(b) plan) a percentage of includible compensation limited by statute and subject to a maximum of $9,500 per year.

     Great American Reserve's FPDAs typically have a guaranteed crediting rate for the first policy year that exceeds the minimum annual guaranteed rate of at least 3 percent. After the first year, the crediting rate may be changed at least annually. The policyholder is permitted to withdraw all or part of the accumulation value, less a surrender charge for withdrawals during an initial penalty period of up to 15 years. The initial surrender charges range from 5 percent to 19 percent of the first year premium and decline over the penalty period.

     Variable Annuities. Variable annuities accounted for $56.8 million, or 35 percent, of Great American Reserve's total premiums collected in the first nine months of 1996 and $57.3 million, or 27 percent, of premiums collected in 1995. Great American Reserve markets variable annuities primarily to the educator market. Variable annuities, sold on a single or flexible premium basis, differ from fixed annuities in that the original principal value may fluctuate depending on the performance of assets allocated pursuant to various investment options chosen by the contract owner. Variable annuities offer contract owners a fixed interest option or a variable rate of return based upon the specific investment portfolios into which premiums may be directed.

     INDIVIDUAL  LIFE

     Individual life products, consisting of interest sensitive life and traditional life products, accounted for $36.0 million, or 22 percent, of Great American Reserve's premiums collected in the first nine months of 1996 and $51.1 million, or 24 percent, of premiums collected in 1995. Although Great American Reserve no longer actively markets these products, it continues to have a substantial block of in-force policies on which renewal premiums are
collected.    These  products  were  sold  through  professional  independent producers.

     Interest-sensitive life insurance products (including universal life products) provide whole life insurance with adjustable rates of return related to current interest rates. The principal differences between Great American Reserve's universal life products and other interest-sensitive life insurance products are policy provisions affecting the amount and timing of premium payments. Universal life policyholders may vary the frequency and size of their premium payments, although policy benefits may also fluctuate according to such payments. Premium payments under the other interest-sensitive policies may not be varied by the policyholders and, as a result, are designed to reduce the administrative costs typically associated with monitoring universal life premium payments and policy benefits.

     Individual life products also include whole life and term life products. Under whole life policies, which were the standard industry product prior to the advent of universal life insurance, the policyholder generally pays a level premium over the policyholder's expected lifetime, which exceeds the premium on comparable term insurance when the policyholder is younger but is less as the policyholder grows older. These policies combine insurance protection with a savings component that increases in amount gradually over the life of the policy. The policyholder may borrow against the savings generally at a rate of interest lower than that available from other lending sources. The policyholder may also choose to surrender the policy and receive the accumulated cash value rather than continuing the insurance protection. Term life products offer pure insurance protection for a specified period of time-typically one, five, 10 or 20 years.

     ACCIDENT  AND  HEALTH  AND  OTHER PRODUCTS

     Accident and health and other products accounted for $21.8 million, or 14 percent, of Great American Reserve's total premiums collected in the first nine months of 1996 and $34.4 million, or 16 percent, of premiums collected in 1995. Great American Reserve offers group dental, group disability, blanket student accident and a limited amount of other health insurance products, primarily through educator market specialists. Great American Reserve markets accident and health policies primarily because it believes that offering a broad range of products is important to successfully market life insurance and annuity products to educators, although such accident and health policies are also designed to be profitable. Group dental coverage provides a range of benefits for dental care and related procedures. Disability products provide defined monthly benefits up to specified levels in the case of disability. Student accident products provide limited supplemental reimbursement coverage to students for accidents and sickness. Great American Reserve's health business is subject to the risk that its claims experience deviates from the assumptions used in setting premium rates. However, Great American Reserve has the right to change rates to correct for adverse experience every six months on many group policies and annually on all others. Experience may be adversely affected by inflationary trends in the costs of medical treatment, competition-driven business cycles and the extent to which insureds utilize covered services.

     Great American Reserve collected premiums of $.1 million in the first nine months of 1996 and $2.4 million in 1995, from guaranteed investment contracts issued as investment options for qualified retirement plans maintained by Conseco.

     INVESTMENTS

     Conseco Capital Management, Inc. ("CCM"), a registered investment adviser wholly owned by Conseco, manages the investment portfolio of Great American
Reserve.    CCM's  investment  philosophy  is  to  maintain  a  largely investment-grade fixed-income portfolio, provide adequate liquidity for expected liability durations and other requirements and maximize total return through active investment management. Investment activities are an integral part of Great American Reserve's business, since investment income is a significant component of Great American Reserve's total revenues. Profitability is significantly affected by spreads between interest yields on
investments  and  rates  credited  on  insurance  liabilities.    Although
substantially all credited rates on flexible premium deferred annuities may be changed annually, changes in crediting rates may not be sufficient to maintain targeted investment spreads in all economic and market environments. In addition, competition and other factors, including the impact of the level of surrenders and withdrawals, may limit Great American Reserve's ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

     For information regarding the composition and diversification of the investment portfolio of Great American Reserve, see "Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations of Great American Reserve - Investments" and note 3 to Great American Reserve's financial statements for the year ended December 31, 1995.

     COMPETITION

     Great American Reserve operates in a highly competitive environment. The life insurance industry consists of a large number of insurance companies, many of which are substantially larger and have greater financial resources, broader and more diversified product lines and larger staffs than those of Great American Reserve. An expanding number of banks, securities brokerage firms and other financial intermediaries also market insurance products or offer competing products, such as mutual fund products, traditional bank investments and other investment and retirement funding alternatives. In most areas, competition is based on a number of factors, including pricing, service provided to distributors and policyholders, and ratings. Great American Reserve must also compete with other insurers to attract and retain the allegiance of agents.

     Financial institutions, school districts, marketing companies, agents who market insurance products and policyholders use the financial strength ratings assigned to an insurer by independent rating agencies as one factor in determining which insurer's annuity to market or purchase. Great American
Reserve is rated "A (Excellent)" by A.M. Best. A.M. Best ratings for the industry currently range from "A++ (Superior)" to "F ( In Liquidation)". Publications of A.M. Best indicate that the "A" rating is assigned to those companies that, in A.M. Best's opinion, have achieved excellent overall performance when compared to the standards established by A.M. Best and have demonstrated a strong ability to meet their obligations to policyholders over
a  long  period  of time.   A.M. Best's rating procedure includes quantitative
and  qualitative  evaluations of a company's financial condition and operating
performance.    Its  quantitative  evaluation  is  based  on  an analysis of a company's  financial  performance  in  the  areas  of  profitability,
leverage/capitalization  and  liquidity.    A.M. Best's review also includes a
qualitative evaluation of a company's spread of risk, quality and appropriateness of the reinsurance program, quality and diversification of assets, adequacy of policy or loss reserves, adequacy of surplus, capital structure, management experience and objectives, market presence and
policyholders' confidence.    In  addition,  Great  American  Reserve  has been
assigned  claims  paying  ability  rating  of  "A+"  from Duff & Phelps Credit
Rating  Company  ("Duff  &  Phelps").    Duff  & Phelps' claims-paying ability
ratings  range  from  "AAA (Highest claims-paying ability)" to "DD (Company is
under  an  order  of  liquidation)."   The "A+"  rating  represents  "High
claims-paying  ability."    Generally, rating agencies base their ratings upon
information furnished to them by the issuer and upon their own investigations,
studies  and  assumptions.    Given  the  competitive nature of Great American
Reserve's business and the increasing focus placed on the aforementioned ratings, Great American Reserve manages its business with the objective of preserving existing ratings and, where possible, achieving more favorable
ratings.    There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if in the judgement of the rating agency circumstances so warrant. If Great American Reserve's ratings were downgraded from their current levels, sales of its products and the persistency of its in-force policies could be adversely affected in a material way.

     Great American Reserve believes that it is able to compete effectively because: (i) it emphasizes a specialized distribution channel where the ability to respond rapidly to changing customer needs yields a competitive edge; (ii) it is experienced in establishing and cultivating relationships with educator market specialists operating in Great American Reserve's specialized market; (iii) it can offer competitive rates as a result of their lower-than-average operating costs and increased investment yields achieved by applying active investment portfolio management techniques; and (iv) it has reliable policyholder administrative services, supported by customized data processing systems.

     UNDERWRITING

     Underwriting with respect to the majority of products sold by Great American Reserve (FPDAs and variable annuities) is minimal. Substantially all life insurance policies issued by Great American Reserve were underwritten individually, although standardized underwriting procedures have been adopted for certain low face-amount life insurance coverages. Great American Reserve's group accident and health policies are underwritten based on the characteristics of a group and its past claim experience.

     REINSURANCE

     Consistent with the general practice of the life insurance industry, Great American Reserve reinsures portions of the risk assumed under its insurance policies with other insurance companies under agreements of indemnity reinsurance. Great American Reserve also reinsures risks from other insurers, which are accounted for in the same manner as direct business.

     The policy risk retention limit on the life of one individual is $.5 million. At December 31, 1995, reinsurance ceded by Great American Reserve represented 9.4 percent of gross combined life insurance in force and reinsurance assumed represented 5.9 percent of net combined life insurance in force. At December 31, 1995, Great American Reserve's largest reinsurer accounted for less than .3 percent of total insurance liabilities and less than 22 percent of total reinsurance receivables.

     EMPLOYEES

     Great  American  Reserve  has  no  full-time  employees.   Great American
Reserve's day-to-day operations are administered by Conseco pursuant to agreements between Great American Reserve and Conseco.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF GREAT AMERICAN RESERVE

     The following discussion highlights the material factors affecting the results of operations and financial condition and resources of Great American Reserve. This discussion should be read in conjunction with the financial statements and notes of Great American Reserve included elsewhere herein.

     On August 31, 1995, Conseco, a publicly held specialized financial services holding company, purchased all of the shares of common stock that it did not previously own (50.5 percent) of CCP, Great American Reserve's indirect parent, and effected a merger, with Conseco as the surviving company (the "Conseco Acquisition"). As a result of Conseco's indirect purchase of a controlling interest in Great American Reserve, a new basis of accounting under the "push down" method was adopted effective September 1, 1995. Under this method, the assets and liabilities of Great American Reserve were revalued to reflect Conseco's cost basis, which is based on the fair values of such assets and liabilities on the dates Conseco's ownership interests were acquired.

     Financial data for the period subsequent to August 31, 1995, reflect the adoption of a new basis of accounting under the "push down" method and, accordingly, data prior to August 31, 1995, may not be comparable with subsequent data. Significant accounting adjustments recorded as a result of the adoption of the new basis include: (i) an increase of $61.4 million to cost of policies purchased; (ii) a reduction of $26.3 million to cost of policies produced; (iii) a reduction of $15.1 million to goodwill; (iv) an increase of $1.2 million to insurance liabilities; and (v) the establishment of a deferred income tax liability to reflect the income tax effects of all of the accounting adjustments. These adjustments most materially impact the comparability of operating data by replacing a portion of amortization expense for the cost of policies produced with amortization expense for the cost of policies purchased and goodwill, which have different amortization assumptions and bases.

     The financial data also reflects the effect of the December 31, 1994, merger of Jefferson National into the Company. This merger has been accounted for as a pooling of interests; therefore, the assets and liabilities of Jefferson National have been combined with Great American Reserve at their book values and the financial data are presented as if the merger had occurred prior to the periods presented.

     RESULTS OF OPERATIONS

     The adjustments resulting from the adoption of a new basis of accounting under the "push down" method discussed above, may impact the comparability of financial data for the periods before and after August 31, 1995.

     NINE MONTHS ENDED SEPTEMBER 30, 1996, COMPARED TO 1995 PERIODS COMBINED (EIGHT MONTHS ENDED AUGUST 31, 1995 AND ONE MONTH ENDED SEPTEMBER 30, 1995)

     Insurance policy income consists of premiums received on traditional life products and policy fund and surrender charges assessed against investment type products. This account decreased in the first nine months of 1996 compared to the 1995 periods as a result of a decrease in sales of policies with mortality or morbidity risks; and a decrease in surrender charges. Surrender charges assessed against annuity withdrawals were $1.3 million in the first nine months of 1996 and $1.8 million in the 1995 periods and annuity withdrawals were $123.7 million in the 1996 period and $113.7 million in the 1995 periods. Surrender charges decreased in the 1996 periods despite the increase in annuity withdrawals because of increased surrenders of annuities which were not subject to surrender charges. Increases in withdrawals were primarily due to the increased size of Great American Reserve's annuity portfolio and increased competition from higher yielding alternative investment products.

     Net investment income includes both income earned on the general invested assets of Great American Reserve and separate account assets related to variable annuities. Investment income earned on separate account assets is offset by a corresponding charge to interest expense on annuities and financial products. Excluding investment income on separate accounts, net investment income in the nine months of 1996 decreased 5.3 percent from 1995, to $137.3 million. Average invested assets (amortized cost basis and excluding separate account assets) decreased to $2.3 billion in the first nine months of 1996 from $2.4 billion in 1995, while the yield earned on average invested assets decreased to 8.0 percent from 8.2 percent. Cash flows received during 1995 and the first nine months of 1996 (including cash flows from the sales of investments) were invested in lower-yielding securities due to a general decline in interest rates.

     Net investment income on separate account assets in the first nine months of 1996 increased to $19.2 million from $10.8 million in the 1995 periods.

     Net realized gains and net trading gains (losses) often fluctuate from period to period. Great American Reserve sold $668.3 million of investment securities during the first nine months of 1996 compared to $478.4 million in 1995 which sales resulted in net realized gains of $1.6 million and trading losses of $1.4 million in the 1996 period compared to net realized gains of $7.5 million and trading income of $.6 million in 1995.

     Selling securities at a gain and reinvesting the proceeds at a lower yield may, absent other management action, tend to decrease future investment yields. Great American Reserve believes, however, that certain factors would mitigate the adverse effect on net income of such yield decreases as follows: (i) additional amortization of the cost of policies purchased and the cost of policies produced is recognized in the same period as the gain in order to reflect reduced future yields (thereby reducing such amortization in future periods); (ii) interest rates credited to some products can be reduced thereby diminishing the effect of the yield decrease on the investment spread; and (iii) the investment portfolio grows as a result of reinvesting the realized gains. See amortization related to realized gains below.

     Insurance policy benefits and change in future policy benefits relate solely to policies with mortality or morbidity features. The decrease in the 1996 period corresponds with the decrease in the in-force block of such policies.

     Interest expense on annuities and financial products increased 4.2 percent in the first nine months of 1996 compared to the 1995 periods. Such increase reflects fluctuations in charges to the account related to separate account assets described above under net investment income; and changes in crediting rates. The weighted average crediting rate for annuity liabilities (other than separate accounts where the credited amount is based on investment income from segregated investments and excluding interest bonuses guaranteed for the first year of the contract) was 5.5 percent and 5.7 percent at September 30, 1996 and 1995, respectively.

     Interest expense on investment borrowings in the 1996 and 1995 periods reflect changes in investment borrowing activities and lower rates paid on such borrowings in 1996.

     Amortization related to operations is affected by the Conseco Acquisition and the adoption of a new basis of accounting under the "push down" method. Amortization related to operations in periods prior to the Conseco Acquisition is comprised of cost of policies purchased, cost of policies produced and goodwill based on the previous balances and bases. Amortization related to operations after the Conseco Acquisition is comprised of amortization of the aforementioned account balances, reflecting a combination of Conseco's ownership interests in previous balances and its newly purchased interests using the step-basis of accounting.

     Cost of policies produced represents the cost of producing new business (primarily commissions and certain costs of policy issuance and underwriting) which varies with and is primarily related to the production of new business. Costs deferred may represent amounts paid in the period new business is written (such as underwriting costs and first year commissions) or in periods after the business is written (such as commissions paid in subsequent years in excess of ultimate commissions paid).

     Cost of policies purchased represents the cost to acquire Great American Reserve that is attributable to the right to receive cash flows from insurance contracts in force at the acquisition dates. Some costs incurred subsequent to the adoption of the new accounting basis on policies issued prior to such date, which otherwise would have been deferred had it not been for the change in accounting basis (because they vary with and are primarily related to the production of the acquired interests in policies) are expensed. Such costs are primarily comprised of certain commissions paid in excess of ultimate commissions which have been expensed as operating expense in the nine months ended September 30, 1996. However, such amounts were considered in determining the cost of policies purchased and its amortization.

     Amortization related to net realized gains decreased in the 1996 period as a result of the decrease in realized gains discussed above.

     Other operating costs and expenses increased 56 percent to $41.9 million in the first nine months of 1996 compared to $26.9 million in the 1995 periods as a result of costs which were previously capitalized as part of cost of policies produced which were expensed in 1996 (see discussion of amortization related to operations); and additional costs incurred under new service agreements with Conseco as described in the notes to the financial statements for the nine months ended September 30, 1996, included herein.

     Income tax expense fluctuated primarily in relationship to income before taxes.

     1995 PERIODS COMBINED (FOUR MONTHS ENDED DECEMBER 31, 1995, AND EIGHT MONTHS ENDED AUGUST 31, 1995) COMPARED TO YEAR ENDED DECEMBER 31, 1994

     Insurance policy income consists of premiums received on traditional life products and policy fund and surrender charges assessed against investment type products. This account decreased in the 1995 periods from 1994 as a result of a decrease in sales of policies with mortality or morbidity risks, partially offset by an increase in surrender charges resulting from higher annuity policy withdrawals. Surrender charges assessed against annuity withdrawals were $1.7 million in the 1995 periods and $1.5 million in 1994 and annuity withdrawals were $179.8 million in the 1995 periods and $129.8 million in 1994. Increases in withdrawals were primarily due to the increased size of Great American Reserve's annuity portfolio and increased competition from higher yielding alternative investment products.

     Net investment income includes both income earned on the general invested assets of Great American Reserve and separate account assets related to variable annuities. Investment income earned on separate account assets is offset by a corresponding charge to interest expense on annuities and financial products. Excluding investment income on separate accounts, net investment income in the 1995 periods increased 3.1 percent from 1994, to $191.4 million. Average invested assets (amortized cost basis and excluding separate account assets) were $2.3 billion in 1995 and 1994, while the yield earned on average invested assets increased to 8.2 percent from 8.0 percent.

     Net investment income on separate account assets in the 1995 periods increased to $19.2 million from $2.3 million in 1994.

     Net realized gains and net trading gains (losses) often fluctuate from period to period. Great American Reserve sold $919.7 million of investment securities during the 1995 periods and $586.0 million in 1994 which sales resulted in net realized gains of $20.5 million and trading income of $.9 million in the 1995 periods compared to net realized gains of $1.7 million and trading losses of $.5 million in 1994. In addition, Great American Reserve recorded net realized losses of $1.6 million in the 1995 periods and $1.0 million in 1994 on writedowns taken as a result of conditions which caused Great American Reserve to conclude that declines in the fair value of certain securities were other than temporary.

     The effect of net realized gains on the amortization of cost of policies purchased and cost of policies produced is discussed above under the comparison of the first nine months of 1996 and 1995. Also see amortization related to realized gains below.

     Insurance policy benefits and change in future policy benefits relate solely to policies with mortality or morbidity features. The decrease in the 1995 periods corresponds with the decrease in the in-force block of such policies.

     Interest expense on annuities and financial products increased 17 percent in the 1995 periods over 1994. Such increase reflects: (i) fluctuations in charges to the account related to investment income from separate account assets as described above under net investment income; and (ii) changes in crediting rates. The weighted average crediting rate for annuity liabilities (other than separate accounts where the credited amount is based on investment income from the segregated investments and excluding interest bonuses guaranteed for the first year of the annuity contract) was 5.6 percent and 5.8 percent at December 31, 1995 and 1994, respectively.

     Interest expense on investment borrowings in the 1995 periods and in 1994 reflects changes in investment borrowing activities and the higher rates paid on such borrowings in the 1995 periods.

     Amortization related to operations increased 6.3 percent to $17.0 million in the 1995 periods from $16.0 million in 1994. Such increase is affected by:
(i) the adoption of a new basis of accounting as discussed above; and (ii) the increased amount of business in force on which acquisition costs are capitalized. See the discussion of cost of policies produced and cost of policies purchased above under the comparison of the first nine months of 1996 and 1995.

     Amortization related to net realized gains increased in the 1995 periods as a result of the increase in realized gains discussed above.

     Income tax expense fluctuated primarily in relationship to income before taxes.

     1994 COMPARED TO 1993

     Insurance policy income decreased in 1994 from 1993 consistent with the explanation above for the 1995 periods and 1994. Surrender charges assessed against annuity withdrawals were $1.5 million in 1994 and $1.3 million in 1993 and annuity withdrawals were $129.8 million in 1994 compared to $102.3 million in 1993.

     Net investment income decreased 12 percent to $187.9 million in 1994 from $214.5 million in 1993. The average invested assets in the general account did not change materially in 1994 and 1993. However, the average yield earned on invested assets in the general account decreased to approximately 7.8 percent in 1994 from 8.5 percent in 1993. Net investment income on separate account assets related to variable annuities included in net investment income was $2.3 million in 1994 and $11.8 million in 1993. Net investment income from separate account assets is offset by a corresponding charge to interest expense on annuities and financial products.

     Net realized gains and net trading gains (losses) often fluctuate from period to period. Great American Reserve sold $586.0 million of investment securities in 1994 and $999.2 million in 1993, which sales resulted in net realized gains of $1.7 million and net trading losses of $.5 million in 1994 and net realized gains of $36.1 million and net trading income of $12.4 million in 1993. In addition, Great American Reserve recorded a net realized loss of $1.0 million in 1994 on writedowns taken as a result of conditions which caused Great American Reserve to conclude that declines in the fair value of certain securities were other than temporary. In 1993, Great American Reserve wrote down exchange-rate-linked securities by $16.1 million as a result of foreign currency fluctuations.

     The effect of these sales of the amortization of cost of policies purchased and cost of policies produced is discussed above under the comparison of the first six months of 1996 and 1995.

     Insurance policy benefits and change in future policy benefits relate solely to policies with mortality or morbidity features. The decrease in 1994 corresponds with the decrease in the in-force block of such policies.

     Interest expense on annuities and financial products decreased 11 percent in 1994 from 1993. Such decrease reflects: (i) fluctuations in charges to the account related to investment income from separate account assets as described above under net investment income; and (ii) changes in crediting rates. The weighted average crediting rate for annuity liabilities (other than separate accounts where the credited amount is based on investment income from the segregated investments and excluding interest rate bonuses guaranteed for the first year of the annuity contract) was 5.7 percent in 1994 and 6.0 percent in 1993.

     Amortization related to operations in 1994 was affected by the $15.7 million reduction in cost of policies purchased as a result of net realized gains in 1993. Such reduction in the cost of policies purchased balance resulted in future decreased amortization expense.

     Interest expense on investment borrowings in 1994 and 1993 reflects changes in the investment borrowing activities of Great American Reserve.

     Amortization related to realized gains decreased in 1994 as a result of the decrease in realized gains in 1994 compared to 1993.

     Income tax expense decreased in 1994 primarily due to the decrease in pretax income. The effective tax rate of 42 percent for 1993 exceeded the 1994 effective tax rate of 37 percent due to: (i) a $4.4 million charge in 1993 related to the 1985-1986 tax years; and (ii) additional tax expense of $1.1 million due to the increase in the statutory tax rate in 1993. Such items are further discussed in the notes to the financial statements included herein.


     INVESTMENTS

     Great American Reserve's investment strategy is to: (i) maintain a predominately investment grade fixed income portfolio; (ii) provide adequate liquidity to meet the cash flow requirements of policyholders and other obligations; and (iii) maximize current income and total investment return through active investment management. Consistent with this strategy, investments in fixed maturity securities, mortgage loans, credit-tenant loans, policy loans and short-term investments comprised 89 percent of the Company's investment portfolio at September 30, 1996. The remainder of the invested assets were in equity securities and other investments. At September 30, 1996, the Company had invested assets of approximately $2.4 billion.

     Great American Reserve is regulated by insurance statutes and regulations as to the type of investments that it is permitted to make and the amount of funds that may be used for any one type of investment. In light of these statutes and regulations and Great American Reserve's business and investment strategy, Great American Reserve generally seeks to invest in United States government and government agency securities and corporate securities rated investment grade by established nationally recognized rating organizations or, if not rated, in securities of comparable investment quality.

     The following table summarizes investment yields earned over the periods indicated:

                                                                                                 Prior basis
                                                                                       ---------------------------------
                                          Nine months     One month     Four months    Eight months
                                             ended          ended          ended           ended
                                         September 30,  September 30,  December 31,     August 31,
                                              1996          1995          1995             1995       1994         1993
                                              ----          ----          ----             ----       ----         ----
                                                                          (Dollars in millions)
Weighted average invested assets:
       As reported .....................    $2,426.7      $2,484.8      $2,498.1         $2,416.5    $4,552.3    $4,828.0
       Excluding unrealized appreciation
         (depreciation) (a).............     2,449.0       2,474.4       2,467.4          2,470.7     4,662.6     4,618.2
Net investment income...................       156.5          19.5          74.2            136.4       367.8       412.9

Yields earned:
       As reported......................         8.6%          9.4%          8.9%             8.4%        8.1%        8.6%
       Excluding unrealized appreciation
         (depreciation) (a) ............         8.5%          9.5%          9.0%             8.2%        7.9%        8.9%

----------------
   (a) Excludes the effect of reporting fixed maturities at fair value.

     Although investment income is a significant component of total revenues, the profitability of Great American Reserve's annuity business is determined primarily by spreads between interest rates earned and rates credited on annuity contracts. At September 30, 1996, the average yield, computed on the cost basis of Great American Reserve's investment portfolio, was 8.0 percent and the average interest rate credited on Great American Reserve's total liability portfolio was 5.8 percent.

     Actively Managed Fixed Maturities

     Great American Reserve's actively managed fixed maturity portfolio at September 30, 1996, was comprised primarily of debt securities of the United States government, public utilities and other corporations and mortgage-backed securities. Mortgage-backed securities included collateralized mortgage obligations ("CMOs") and mortgage-backed pass-through securities.

     At September 30, 1996, the amortized cost and estimated fair value of actively managed fixed maturity securities were as follows:


                                                                                Gross          Gross          Estimated
                                                               Amortized     unrealized     unrealized          fair
                                                                 cost           gains         losses            value
                                                                 ----           -----         ------            -----
                                                                                 (Dollars in millions)
United States Treasury securities and obligations
   of United States government corporations and
   agencies............................................... $     47.6          $   .2         $  1.4       $     46.4
Obligations of state and political subdivisions and
   foreign government obligations.........................       21.7              .2             .8             21.1
Public utility securities.................................      267.3             1.0           12.1            256.2
Other corporate securities................................      980.2             6.1           30.9            955.4
Mortgage-backed securities ...............................      606.8             1.6           13.5            594.9
                                                           ----------         -------         ------       ----------

   Total..................................................   $1,923.6            $9.1          $58.7         $1,874.0
                                                             ========            ====          =====         ========

     As discussed in the notes to the financial statements, when Great American Reserve adjusts carrying values of actively managed fixed maturity securities for changes in fair value, the Company also adjusts the cost of policies purchased, cost of policies produced and insurance liabilities. These adjustments are made in order to reflect the change in amortization that would be needed if those fixed maturity investments had actually been sold at their fair values and the proceeds reinvested at current interest rates.

     The following table sets forth actively managed fixed maturity securities at September 30, 1996, classified by rating categories. The category assigned is the highest rating by a nationally recognized statistical rating organization or, as to $24.3 million estimated fair value of fixed maturity securities not rated by such firms, the rating assigned by the National Association of Insurance Commissioners ("NAIC"). For the purposes of this table, NAIC Class 1 is included in the "A" rating; Class 2, "BBB-"; Class 3, "BB-"; and Classes 4-6, "B+ and below":

                                                                                           Percent of      Percent of
Investment                                                                                    fixed           total
  Rating                                                                                   maturities      investments
  ------                                                                                   ----------      -----------
AAA...................................................................................       38%              30%
AA....................................................................................        6                5
A.....................................................................................       21               16
BBB+..................................................................................        8                6
BBB...................................................................................       12                9
BBB-..................................................................................        9                7
                                                                                           ----             ----

     Investment-grade.................................................................       94               73
                                                                                            ---              ---

BB+...................................................................................        1                1
BB....................................................................................        1                1
BB-...................................................................................        2                2
B+ and below .........................................................................        2                1
                                                                                           ----             ----

     Below investment-grade...........................................................        6                5
                                                                                           ----             ----

         Total actively managed fixed maturities......................................      100%              78%
                                                                                            ===               ==

     Great American Reserve plans to maintain approximately the present level of below investment grade fixed maturities. These securities generally have greater risks than other corporate debt investments, including risk of loss upon default by the borrower, and are often unsecured and subordinated to other creditors. Below investment grade issuers usually have high levels of indebtedness and are more sensitive to adverse economic conditions, such as recession or increasing interest rates, than are investment grade issuers. The Company is aware of these risks and monitors its below investment grade securities closely. At September 30, 1996, Great American Reserve's below investment grade fixed maturity investments had an amortized cost of $115.0 million and an estimated fair value of $112.8 million.

     Great American Reserve's investment portfolio is managed by CCM, a registered investment advisor and wholly owned subsidiary of Conseco. Great American Reserve and CCM periodically evaluate the creditworthiness of each issuer whose securities are held in the portfolio. Special attention is paid to those securities whose market values have declined materially for reasons other than changes in interest rates or other general market conditions. Great American Reserve considers available information to evaluate the realizable value of the investment, the specific condition of the issuer, and the issuer's ability to comply with the material terms of the security. Information reviewed may include the recent operational results and financial position of the issuer, information about its industry, recent press releases and other information. CCM employs a staff of experienced securities analysts in a variety of specialty areas. Among other responsibilities, this staff compiles and reviews such evidence. If evidence does not exist to support a realizable value equal to or greater than the carrying value of the investment and such decline in market value is determined to be other than temporary, Great American Reserve reduces the carrying amount to its net realizable value, which becomes the new cost basis; the amount of the reduction is reported as a realized loss. Great American Reserve recognizes any recovery of such reductions in the cost basis of an investment only upon the sale, repayment or other disposition of the investment. Great American Reserve recorded writedowns of investments of $1.6 million in 1995 as a result of changes in the financial condition of an issuer and changes in the value of the underlying collateral which caused the Company to conclude that the decline in fair value of such investments was other than temporary. There were no such writedowns in the nine months ended September 30, 1996. Great American Reserve's investment portfolio is subject to the risks of further declines in realizable value. Great American Reserve and CCM, however, attempt to mitigate this risk through the diversification and active management of its portfolio.

     Great American Reserve had no fixed maturity investment in technical default (i.e., in default, but not as to the payment of interest or principal) or substantive default (i.e., in default due to nonpayment of interest or principal) at September 30, 1996. There were no fixed maturity investments about which management had serious doubts as to the ability of the issuer to comply on a timely basis with the material terms of the instruments.

     At September 30, 1996, fixed maturity investments included $594.9 million of mortgage-backed securities (32 percent of the fixed maturity security portfolio). CMOs are securities backed by pools of pass-through securities and/or mortgages that are segregated into sections or "tranches" which provide for sequential retirement of principal rather than the pro rata share of principal return which occurs through regular monthly principal payments on pass-through securities.

     The yield characteristics of mortgage-backed securities differ from those of traditional fixed income securities. Interest and principal payments occur more frequently, often monthly, and mortgage-backed securities are subject to risks associated with variable prepayments. Prepayment rates are influenced by a number of factors which cannot be predicted with certainty, including the relative sensitivity of the underlying mortgages backing the assets to changes in interest rates; a variety of economic, geographic and other factors; and the repayment priority of the securities in the overall securitization structures.

     In general, prepayments on the underlying mortgage loans, and the securities backed by these loans, increase when the level of prevailing interest rates declines significantly below the interest rates on such loans. Mortgage-backed securities purchased at a discount to par will experience an increase in yield when the underlying mortgages prepay faster than expected. Those securities purchased at a premium that prepay faster than expected will incur a reduction in yield. When declines in interest rates occur, the proceeds from the prepayment of mortgage-backed securities are likely to be reinvested at lower rates than the Company was earning on the prepaid securities. As the level of prevailing interest rates increases, prepayments on mortgage-backed securities decrease as fewer underlying mortgages are refinanced. When this occurs, the average maturity and duration of the mortgage-backed securities increase, which decreases the yield on mortgage-backed securities purchased at a discount because the discount is realized as income at a slower rate and increases the yield on those purchased at a premium as a result of a decrease in annual amortization of the premium.

     The following table sets forth the par value, amortized cost and estimated fair value of mortgage-backed securities including CMOs summarized by interest rates on the underlying collateral at September 30, 1996:

                                                                                  Par        Amortized      Estimated
                                                                                 value         cost        fair value
                                                                                 -----         ----        ----------
                                                                                       (Dollars in millions)
Below 7 percent............................................................       $215.8        $211.1       $204.1
7 percent - 8 percent......................................................        257.3         257.5        253.0
8 percent - 9 percent......................................................         75.0          73.8         72.6
9 percent and above........................................................         62.4          64.4         65.2
                                                                                  ------        ------       ------
     Total mortgage-backed securities......................................       $610.5        $606.8       $594.9
                                                                                  ======        ======       ======

     The amortized cost and estimated fair value of mortgage-backed securities including CMOs at September 30, 1996, summarized by type of security were as follows:

                                                                                               Estimated fair value
                                                                                               --------------------
                                                                                                               % of
                                                                                Amortized                      fixed
Type                                                                              cost         Amount       maturities
----                                                                            ---------      ------       ----------
                                                                                         (Dollars in millions)

Pass-throughs and sequential and targeted amortization  classes............      $481.7         $472.0         25%
Support classes............................................................         4.8            4.5          -
Accrual (Z tranche) bonds..................................................         9.4            9.4          1
Planned amortization classes and accretion directed bonds..................        77.2           75.4          4
Subordinated classes.......................................................        33.7           33.6          2
                                                                                 ------         ------         ---
                                                                                 $606.8         $594.9         32%
                                                                                 ======         ======         ===

     Pass-throughs and sequential and targeted amortization classes have similar prepayment variability. Pass-throughs have historically provided the best liquidity in the mortgage-backed securities market and provide the best price/performance ratio in a highly volatile interest rate environment. This type of security is also frequently used as collateral in the dollar-roll market. Sequential classes pay in a strict sequence; all principal payments received by the CMO are paid to the sequential tranches in order of priority. Targeted amortization classes provide a modest amount of prepayment protection when prepayments on the underlying collateral increase from those assumed at pricing. Thus, they offer slightly better call protection than sequential classes and pass-throughs.

     Support classes absorb the prepayment risk from which planned amortization and targeted amortization classes are protected. As such, they are usually extremely sensitive to prepayments. Most of Great American Reserve's support classes are higher average life instruments that generally will not lengthen if interest rates rise further and will have a tendency to shorten if interest rates decline. However, since these bonds have costs below par values, higher prepayments will have the effect of increasing yields.

     Accrual bonds are CMOs structured such that the payment of coupon interest is deferred until principal payments begin. On each accrual date, the principal balance is increased by the amount of the interest (based upon the stated coupon rate) that otherwise would have been payable. As such, these securities act much the same as zero coupon bonds until cash payments begin. Cash payments typically do not commence until earlier classes in the CMO structure have been retired, which can be significantly influenced by the prepayment experience of the underlying mortgage loan collateral in the CMO structure. Because of the zero coupon element of these securities and the potential uncertainty as to the timing of cash payments, their market values and yields are more sensitive to changing interest rates than other CMOs, pass-through securities and coupon bonds.

     Planned amortization classes and accretion directed bonds are some of the most stable and liquid instruments in the mortgage-backed securities market. Planned amortization class bonds adhere to a fixed schedule of principal payments as long as the underlying mortgage collateral experiences prepayments within a certain range. Changes in prepayment rates are first absorbed by support classes. This insulates the planned amortization classes from the consequences of both faster prepayments (average life shortening) and slower prepayments (average life extension).

     Subordinated CMO classes have both prepayment and credit risk. The subordinated classes are used to lend credit enhancement to the senior securities and as such, rating agencies require that this support not deteriorate due to the prepayment of the subordinated securities. The credit risk of subordinated classes is derived from the negative leverage of owning a small percentage of the underlying mortgage loan collateral while bearing a majority of the risk of loss due to homeowner defaults.

     All mortgage-backed securities are subject to risks associated with variable prepayments. As a result, these securities may have a different actual maturity than planned at the time of purchase. When securities having a cost greater than par are backed by mortgages that prepay faster than expected, Great American Reserve records a charge to investment income. When securities having a cost less than par prepay faster than expected, Great American Reserve records investment income.

     The degree to which a mortgage-backed security is susceptible to income fluctuations is influenced by: (i) the difference between its cost and par; (ii) the relative sensitivity of the underlying mortgages backing the security to prepayment in a changing interest rate environment; and (iii) the repayment priority of the security in the overall securitization structure. The Company limits the extent of these risks by : (i) purchasing securities which are backed by collateral with lower prepayment sensitivity (such as mortgages priced at a discount to par value and mortgages that are extremely seasoned); (ii) avoiding securities whose values are heavily influenced by changes in prepayments (such as interest-only and principal-only securities); and (iii) investing in securities structured to reduce prepayment risk (such as planned amortization class ("PAC") and targeted amortization class ("TAC") collateralized mortgage obligations). PAC and TAC instruments represented approximately 20 percent of Great American Reserve's mortgage-backed securities at September 30, 1996.

     If the Company determines that it will dispose of an investment held in the actively managed fixed maturity category, Great American Reserve will either sell the security or transfer it to the trading account at its fair value; the gain or loss is recognized immediately. There were no such transfers in 1995 and the first nine months of 1996. During 1995 and the first nine months of 1996, the Company sold actively managed fixed maturity securities with a book value of $912.0 million and $668.3 million, respectively. Such sales resulted in investment gains (before related expenses, amortization and taxes) of $18.9 million and $1.6 million, respectively, in 1995 and the nine months ended September 30, 1996. Such securities were sold in response to changes in the investment environment which created opportunities to enhance the total return of the investment portfolio without adversely affecting the quality of the portfolio or the matching of expected maturities of assets and liabilities. The realization of gains and losses affects the timing of the amortization of the cost of policies produced and the cost of policies purchased, as explained in note 1 to the financial statements.

     During 1995 and the nine months ended  September 30, 1996,  fixed  maturity investments with par values totaling $34.1 million and $20.5 million, respectively, were redeemed prior to the scheduled maturity date. As a result of such redemptions, Great American Reserve recognized additional income of approximately $1.4 million, and $.3 million, respectively, which was credited to investment income.

     Other Investments

     Credit-tenant loans are loans on commercial properties where the lease of the principal tenant is assigned to the lender and the principal tenant, or any guarantor of such tenant's obligations, has a credit rating at the time of origination of the loan of at least BBB- or its equivalent. The underwriting guidelines consider such factors as: (i) the lease term of the property; (ii) the mortgagee's management ability, including business experience, property management capabilities and financial soundness; and (iii) such economic, demographic or other factors that may affect the income generated by the property, or its value. The underwriting guidelines also generally require a loan-to-value ratio of 75 percent or less. Credit-tenant loans are carried at amortized cost and were $87.9 million at September 30, 1996, or 3.6 percent of total invested assets. The total estimated fair value of credit-tenant loans was $85.0 million at September 30, 1996.

     At September 30, 1996, the Company held mortgage loan investments with a carrying value of $81.8 million (or 3.4 percent of total invested assets) and a fair value of $81.4 million. Substantially all of the mortgage loan investments were commercial loans.

     Non-current mortgage loans were not significant at September 30, 1996. The Company had no realized losses on mortgage loans for the nine months ended September 30, 1996. At September 30, 1996, the Company had a loan loss reserve of $1.4 million. Approximately 28 percent, 21 percent and 15 percent of the mortgage loans were on properties located in California, Indiana and Texas, respectively. No other state comprised greater than 6 percent of the mortgage loan balance.

     At September 30, 1996, the Company held no trading account securities. Trading account securities are investments that are purchased with the intent to be traded prior to their maturity, or are believed likely to be disposed of in the foreseeable future as a result of market or issuer developments. Effective December 31, 1993, with Great American Reserve's adoption of Statement of Financial Accounting Standards No. 115 ("SFAS 115"), trading account securities are carried at estimated fair value, with the changes in fair value reflected in the statement of operations. The net unrealized gain (loss) on trading account securities recorded in trading income as a result of adopting SFAS 115, was immaterial.

     Short-term investments totaled $19.0 million, or .8 percent of invested assets at September 30, 1996, and consisted primarily of commercial paper and repurchase agreements relating to government securities.

     LIQUIDITY

     Great American Reserve generally produces adequate cash flow from premium collections and investment income to meet its obligations. The liabilities related to insurance policies are primarily long term and generally are paid from future cash flows. Most of the assets, other than policy loans, are invested in bonds and other securities, substantially all of which are readily marketable. Although there is not present need or intent to dispose of such investments, Great American Reserve could liquidate portions of its investments if the need arose.

     To increase its return on investments and increase liquidity, Great American Reserve from time to time will enter into reverse repurchase agreements and dollar roll transactions. These transactions are accounted for as short-term collateralized borrowings. Such borrowings, which are collateralized by pledged securities with fair values approximately equal to the borrowings, averaged $118.0 million in the nine months ended September 30, 1996 and $84.4 million in 1995. The weighted average interest rate on short-term collateralized borrowings was 5.5 percent in the nine months ended September 30, 1996 and 5.4 percent in 1995.

     Of Great American Reserve's total insurance liabilities at September 30, 1996, less than 6 percent could not be surrendered, 57 percent could be surrendered only by incurring a surrender charge and 37 percent could be surrendered without penalty.

     Great American Reserve believes that it has adequate short-term investments and readily marketable investment-grade securities to cover the payments under contracts containing fixed payment dates plus any likely cash needs for all other contracts and obligations. Great American Reserve's investment portfolio at September 30, 1996, included $19.0 million of short-term investments, $.6 billion of U.S. government/agency and mortgage-backed securities and $1.7 billion of publicly traded investment-grade bonds. Great American Reserve believes that such investments could be readily sold at or near carrying value or used to facilitate borrowings under reverse repurchase agreements.

     GOVERNMENTAL  REGULATION

     Great American Reserve is subject to regulation and supervision by the states in which it transacts business. The laws of the various states generally establish supervisory agencies with broad administrative and supervisory powers to: (i) grant and revoke licenses to transact business;
(ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) regulate premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus, and (x) regulate the type and amount of permitted investments. State insurance laws also restrict the ability of insurance companies to pay dividends or make other distributions. See note 11 to Great American Reserve's financial statements for the year ended December 31, 1995.

     The federal government currently does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation and federal taxation, do affect the insurance business. Recently, a number of state legislatures have considered or enacted legislative proposals that alter, and in many cases, increase authority to regulate insurance companies and holding company systems. In addition, legislation has been introduced in Congress which could result in the federal government assuming some role in the regulation of the insurance industry.

     State insurance regulators and the NAIC periodically re-examine existing laws and regulations and their application to insurance companies. In recent years, the NAIC has approved, and recommended to the states for adoption and implementation, several regulatory initiatives designed to decrease the risk of insolvency of insurance companies. These initiatives include risk based capital ("RBC") requirements for determining the levels of capital and surplus an insurer must maintain in relation to its insurance and investment risks. Other NAIC regulatory initiatives impose restrictions on an insurance company's ability to pay dividends to its stockholders. These initiatives may be adopted by the various states in which Great American Reserve is licensed; the ultimate content and timing of any statutes and regulations adopted by the states cannot be determined at this time. It is not possible to predict the future impact of changing state and federal regulation on Great American Reserve's operations, and there can be no assurance that existing insurance related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future will not be more restrictive.

     The NAIC's RBC requirements, which became effective December 31, 1993, are intended to be used as an early warning tool to help insurance regulators identify deteriorating or weakly capitalized companies in order to initiate regulatory action. Such requirements are not intended as a mechanism for ranking adequately capitalized companies. The formula defines a new minimum capital standard which supplements the low, fixed minimum capital and surplus requirements previously implemented on a state-by-state basis.

     The NAIC's RBC requirements provide for four levels of regulatory attention, varying with the ratio of the company's total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and certain other adjustments) to its RBC. If a company's total adjusted capital is less than 100 percent but greater than or equal to 75 percent of its RBC, or if a negative trend (as defined by the regulators) has occurred and total adjusted capital is less than 125 percent of RBC (the "Company Action Level"), the company must submit a comprehensive plan to the regulatory authority proposing corrective actions aimed at improving its capital position. If a company's total adjusted capital is less than 75 percent but greater than or equal to 50 percent of its RBC (the "Regulatory Action Level") , the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. If a company's total adjusted capital is less than 50 percent but greater than or equal to 35 percent of its RBC (the "Authorized Control
Level"), the regulatory authority may take any action it deems necessary, including placing the company under regulatory control. If a company's total adjusted capital is less than 35 percent of its RBC (the "Mandatory Control Level") the regulatory authority must place the company under its control. At September 30, 1996, the total adjusted capital for Great American Reserve was greater than twice the respective Company Action Levels.

     The Texas Insurance Department adopted its own RBC requirements, the stated purpose of which is to require a minimum level of capital and surplus to absorb the financial, underwriting, and investment risks assumed by an insurer. Texas' RBC requirements differ from those adopted by the NAIC in two principal respects: (i) they use different elements to determine minimum RBC levels in their calculation formulas; and (ii) the Texas Regulations do not stipulate "Action Levels" (like those adopted by the NAIC) where corrective actions are required. However, the Commissioner of the Texas Insurance Department does have the power to take similar corrective actions if a company does not maintain the required minimum level of capital and surplus. Under the Texas Regulations, an insurer has met RBC requirements if its admitted assets exceed its liabilities by at least 3 percent. At September 30, 1996, Great American Reserve's admitted assets exceeded liabilities by more than twice the required 3 percent level.

     Insurance companies are required to establish an asset valuation reserve ("AVR") for statutory reporting, consisting of two components: a "default component" which provides for future credit-related losses on fixed maturity investments and an "equity component" which provides for losses on all types of equity investments, including real estate. Insurers are also required to establish an interest maintenance reserve ("IMR") for fixed maturity realized capital gains and losses, net of tax, related to changes in interest rates. The IMR must be amortized into earnings on a basis reflecting the remaining period to maturity of the fixed maturity securities sold. State regulatory authorities require that these reserves be established as a liability on a life insurer's statutory financial statements. These reserves do not affect financial statements of Great American Reserve prepared in accordance with generally accepted accounting principles.

     Under the solvency or guaranty laws of most states in which it does business, Great American Reserve is required to pay guaranty fund assessments (up to certain prescribed limits). Guaranty funds are established by various states to fund policyholder losses or the liabilities of insolvent or rehabilitated insurance companies. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength. In certain instances, the assessments may be offset against future premium taxes. Prior to 1991 these assessments were not material. The amount of such assessments has increased in recent years, however, and may increase in future years. Great American Reserve's statutory financial statements for the year ended December 31, 1995, include $1.3 million of expenses as a result of such assessments. The likelihood and amount of any other future assessments in addition to estimated amounts accrued cannot be estimated. Such assessments are beyond the control of Great American Reserve.

     Approximately once every three years, as part of their routine regulatory oversight process, insurance departments conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. Such examinations are generally conducted in cooperation with the departments of two or three other states, under guidelines promulgated by the NAIC. The latest examination of Great American Reserve was completed in 1994. The conclusions reached did not have a material adverse effect on Great American Reserve or its businesses and operations.

     FEDERAL  INCOME  TAXATION

     The  annuity  and  life  insurance  products marketed and issued by Great
American Reserve generally provide the policyholder with an income tax advantage, as compared to other saving investments such as certificates of deposit and bonds, in that income taxation on the increase in value of the product is deferred until receipt by the policyholder. With other savings investments, the increase in value is taxed as earned. Annuity benefits, and life insurance benefits which accrue prior to the death of the policyholder, are generally not taxable until paid. Life insurance death benefits are generally exempt from income tax. Also, benefits received on immediate annuities (other than structured settlements) are recognized as taxable income ratably as opposed to the economic accrual methods, which tend to accelerate taxable income into earlier years than which are required for other investments. The tax advantage for annuities and life insurance is provided in the Internal Revenue Code, and is generally followed in all states and other United States taxing jurisdictions. Accordingly, the tax advantage is subject to change by Congress and by the legislatures of the respective taxing jurisdictions.

THE COMPANY'S DIRECTORS AND EXECUTIVE OFFICERS

The directors and principal executive officers of the Company as of December 31, 1996 are listed below, together with information as to their ages, dates of election and principal business occupation during the last five years.


                      PRINCIPAL BUSINESS OCCUPATION
NAME                  DURING LAST FIVE YEARS
--------------------  --------------------------------------------

Ngaire E. Cuneo       Since 1993, Director of Conseco's principal
     (Age 45)         insurance subsidiaries. Since 1992,
                      Executive Vice President, Corporate
                      Development of Conseco, Inc. and various
                      positions with certain of its affiliates.
                      Prior thereto, Ms. Cuneo was Senior Vice
                      President/Managing Director of GE Capital
                      from 1986 - 1992.

Stephen C. Hilbert    Since 1979, Chairman of the Board, Chief
     (Age 49)         Executive Officer and Director of Conseco,
                      Inc. Since 1988, President and various
                      positions with the Company and certain of
                      its affiliates.

Rollin M. Dick        Since 1986, Executive Vice President, Chief
     (Age 64)         Financial Officer and Director of Conseco,
                      Inc. and various positions with the Company
                      and certain of its affiliates.

Lawrence W. Inlow     Since 1987, Executive Vice President,
     (Age 45)         Secretary and General Counsel of Conseco,
                      Inc. and various positions (including
                      Directorships) with the Company and certain
                      of its affiliates.

Donald F. Gongaware   Since 1985, Executive Vice President, Chief
     (Age 60)         Operations Officer and Director of Conseco,
                      Inc. and various positions with certain of
                      its affiliates.

EXECUTIVE COMPENSATION

The Company has no full-time employees and does not pay compensation to any employee, officer or director of the Company.


                              LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account is a party or to which the assets of the Variable Account are subject. Neither the Company nor the Distributor is involved in any litigation that is of material importance in relation to their total assets or that relates to the Variable Account.

              ADDITIONAL INFORMATION ABOUT THE VARIABLE ACCOUNT

Additional information concerning the Variable Account is contained in a SAI which is available without charge, by contacting the Company at 11815 N. Pennsylvania Street, Carmel, Indiana 46032, (800)342-6307.

                            REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Contracts and Certificates offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Company and the Contracts and Certificates offered hereby. Statements contained in this Prospectus as to the content of Contracts and Certificates and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts and Certificates described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                   EXPERTS

The financial statements of Great American Reserve as of December 31, 1995 and 1994, and for the four months ended December 31, 1995, the eight months ended August 31, 1995, and the years ended December 31, 1994 and 1993, included in this prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             FINANCIAL STATEMENTS

Financial statements of the Company are included in this Prospectus. No financial statements for the Variable Account have been included because, as of the date of this Prospectus, the Variable Account had no assets. The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and Certificates.





                                            GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                       BALANCE SHEET
                                                    September 30, 1996
                                                   (Dollars in millions)
                                                        (Unaudited)


                                                          ASSETS

Investments:
   Actively managed fixed maturities at fair value (amortized cost: $1,923.6).............................   $1,874.0
   Mortgage loans.........................................................................................       81.8
   Credit-tenant loans....................................................................................       87.9
   Policy loans...........................................................................................       81.6
   Other invested assets .................................................................................       68.4
   Short-term investments.................................................................................       19.0
   Assets held in separate accounts.......................................................................      201.3
                                                                                                           ----------

       Total investments..................................................................................    2,414.0


Accrued investment income.................................................................................       34.0
Cost of policies purchased................................................................................      164.8
Cost of policies produced.................................................................................       36.5
Reinsurance receivables...................................................................................       26.2
Goodwill (net of accumulated amortization: $11.3).........................................................       50.1
Other assets..............................................................................................        5.9
                                                                                                          ------------

        Total assets......................................................................................   $2,731.5
                                                                                                             ========

                            (continued on next page)






                          The accompanying notes are an
                         integral part of the financial
                                   statements.



                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                 BALANCE SHEET (Continued)
                                                    September 30, 1996
                                      (Dollars in millions, except per share amount)
                                                        (Unaudited)


                                           LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:
   Insurance liabilities..................................................................................   $1,979.6
   Income tax liabilities.................................................................................       24.1
   Investment borrowings..................................................................................      119.9
   Other liabilities......................................................................................       24.7
   Liabilities related to separate accounts ..............................................................      201.3
                                                                                                             ---------

         Total liabilities................................................................................    2,349.6
                                                                                                             ---------

Shareholder's equity:
   Common stock and additional paid-in capital (par value $4.80 per share, 1,065,000
     shares authorized, 1,043,565 shares issued and outstanding)..........................................      380.8
   Unrealized appreciation (depreciation) of securities:
     Fixed maturity securities (net of applicable deferred income taxes: $7.8)............................      (13.4)
     Other investments (net of applicable deferred income taxes: $.2).....................................        (.4)
   Retained earnings......................................................................................       14.9
                                                                                                             ---------

         Total shareholder's equity.......................................................................      381.9
                                                                                                             ---------

         Total liabilities and shareholder's equity.......................................................   $2,731.5
                                                                                                             ========






                          The accompanying notes are an
                         integral part of the financial
                                   statements.




                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                  STATEMENT OF OPERATIONS
                                                   (Dollars in millions)
                                                        (Unaudited)

                                                                              Nine months       One month      Eight months
                                                                                 ended            ended            ended
                                                                             September 30,    September 30,     August 31,
                                                                                 1996             1995             1995
                                                                             -------------     ------------    -------------
                                                                                                               (prior basis)
Revenues:
   Insurance policy income.............................................         $ 61.4          $ 11.2             $ 60.5
   Investment activity:
     Net investment income.............................................          156.5            19.4              136.4
     Net trading income (losses).......................................           (1.4)            (.2)                .8
     Net realized gains................................................            1.6             1.0                6.5
                                                                               --------         -------            -------

       Total revenues..................................................          218.1            31.4              204.2
                                                                                -------         -------            -------

Benefits and expenses:
   Insurance policy benefits...........................................           41.4             4.5               45.9
   Change in future policy benefits....................................           (5.5)            3.3               (4.3)
   Interest expense on annuities and financial products................           89.6            11.4               74.6
   Interest expense on investment borrowings...........................            4.7              .3                3.6
   Amortization related to operations..................................           13.2             1.6               11.7
   Amortization related to realized gains..............................             .9              .7                4.3
   Other operating costs and expenses..................................           41.9             3.2               23.7
                                                                                -------         -------            -------

       Total benefits and expenses.....................................          186.2            25.0              159.5
                                                                                -------         -------            -------

       Income before income taxes......................................           31.9             6.4               44.7

Income tax expense.....................................................           12.0             2.2               16.5
                                                                                -------         -------            -------

       Net income......................................................         $ 19.9          $  4.2             $ 28.2
                                                                                =======         =======            =======




                          The accompanying notes are an
                         integral part of the financial
                                   statements.


                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                             STATEMENT OF SHAREHOLDER'S EQUITY
                                                   (Dollars in millions)
                                                        (Unaudited)

                                                                              Nine months       One month      Eight months
                                                                                 ended            ended            ended
                                                                             September 30,    September 30,     August 31,
                                                                                 1996             1995             1995
                                                                             -------------     ------------    ------------
                                                                                                               (prior basis)
Common stock and additional paid-in capital:
   Balance, beginning of period............................................     $380.8           $380.8            $339.7
     Adjustment of balance due to new accounting basis.....................        -                -                41.1
                                                                                -------          ------            -------

   Balance, end of period..................................................     $380.8           $380.8            $380.8
                                                                                =======          ======            =======

Unrealized appreciation (depreciation) of securities:
   Fixed maturity securities:
     Balance, beginning of period..........................................    $  11.8           $  1.3            $(53.0)
       Adjustment of balance due to new accounting basis...................         -                -               (1.4)
       Change in unrealized appreciation (depreciation)....................      (25.2)             1.0              55.7
                                                                               --------          ------            -------

     Balance, end of period................................................    $ (13.4)          $  2.3            $  1.3
                                                                               ========          ======            =======

   Other investments:
     Balance, beginning of period..........................................    $    .6           $   .6            $ (2.1)
       Adjustment of balance due to new accounting basis...................         -                -                (.6)
       Change in unrealized appreciation (depreciation)....................       (1.0)              -                3.3
                                                                               --------          ------            -------

     Balance, end of period................................................    $   (.4)          $   .6            $   .6
                                                                               ========          ======            =======

Retained earnings:
   Balance, beginning of period............................................    $  49.4           $ 33.3            $ 80.3
       Adjustment of balance due to new accounting basis...................         -                -              (34.0)
       Net income .........................................................       19.9              4.2              28.2
       Dividends on common stock...........................................      (54.4)              -              (41.2)
                                                                               --------          ------            -------

   Balance, end of period..................................................    $  14.9           $ 37.5            $ 33.3
                                                                               ========          ======            =======

       Total shareholder's equity..........................................     $381.9           $421.2           $ 416.0
                                                                                =======          ======           ========



                          The accompanying notes are an
                         integral part of the financial
                                   statements.


                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                  STATEMENT OF CASH FLOWS
                                                   (Dollars in millions)
                                                        (Unaudited)


                                                                              Nine months       One month     Eight months
                                                                                 ended            ended           ended
                                                                             September 30,    September 30,    August 31,
                                                                                 1996             1995            1995
                                                                             -------------    -------------   ------------
                                                                                                              (prior basis)
Cash flows from operating activities:
   Net income..............................................................   $   19.9           $ 4.2         $   28.2
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Amortization......................................................       14.2             2.4             16.0
         Income taxes......................................................       (3.2)             .6              2.9
         Insurance liabilities.............................................      (28.4)           (6.4)           (14.0)
         Interest credited to insurance liabilities........................       89.6            11.4             74.6
         Fees charged to insurance liabilities.............................      (24.7)           (3.1)           (22.2)
         Accrual and amortization of investment income.....................         .1            (1.7)            (1.8)
         Deferral of cost of policies produced.............................       (8.0)           (1.2)            (6.6)
         Realized (gains) and trading (income) losses......................        (.2)            (.8)            (7.3)
         Other.............................................................       (1.7)          (13.1)            (3.2)
                                                                                -------         -------         --------

         Net cash provided (used) by operating activities..................       57.6            (7.7)            66.6
                                                                                -------         -------         --------

Cash flows from investing activities:
   Sales of investments....................................................      668.3            71.9            406.5
   Maturities and redemptions..............................................       97.1            19.0             57.5
   Purchases of investments................................................     (718.8)          (94.1)          (476.2)
                                                                                -------         -------         --------

         Net cash provided (used) by investing activities..................       46.6            (3.2)           (12.2)
                                                                                -------         -------          -------

Cash flows from financing activities:
   Deposits to insurance liabilities.......................................      124.7            11.1            104.4
   Investment borrowings...................................................       35.7           (68.8)           121.0
   Withdrawals from insurance liabilities..................................     (220.1)           11.9           (166.3)
   Dividends paid on common stock..........................................      (44.5)             -             (41.2)
                                                                                -------         -------          -------

         Net cash provided (used) by financing activities..................     (104.2)          (45.8)            17.9
                                                                                -------         -------          -------

         Net increase (decrease) in short-term  investments................         -            (56.7)            72.3

Short-term investments, beginning of period................................       19.0            86.0             13.7
                                                                                -------         -------          -------

Short-term investments, end of period......................................    $  19.0          $ 29.3           $ 86.0
                                                                               ========         =======          =======









                          The accompanying notes are an
                         integral part of the financial
                                   statements.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                                   (Unaudited)
                         ------------------------------


     The following notes should be read in conjunction with the notes to audited financial statements included elsewhere in this Prospectus.

     SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF PRESENTATION

     Great American Reserve Insurance Company (the "Company") markets tax-qualified annuities and certain employee benefit- related insurance products primarily to school teachers and administrators through approximately 3,000 educator market specialists. Conseco Capital Partners, L.P. (the "Partnership"), a limited partnership organized by Conseco, Inc. ("Conseco") acquired the
Company on June 27, 1990 (the "Partnership Acquisition"). Conseco was approximately a 50 percent owner and sole general partner of the Partnership at that time. The Partnership acquired Jefferson National Life Insurance Company ("Jefferson National") on October 31, 1990 (which was merged with the Company in
1994), and Beneficial Standard Life Insurance Company ("Beneficial Standard") on March 31, 1991, through similar transactions.

     On July 21, 1992, CCP Insurance, Inc. ("CCP"), a holding company organized for the companies previously acquired by the Partnership, completed an initial public offering of its common stock (the "IPO"). After the IPO, Conseco held a 36 percent interest in CCP. Conseco's ownership interest in CCP increased to 49 percent in early 1995 as a result of: (i) a public offering of 3.0 million shares of common stock by CCP in September 1993; (ii) the purchase of .3 million CCP common shares in open market transactions during 1993; and (iii) repurchases of CCP common stock during 1994 and early 1995 under its stock repurchase program.

     In August 1995, Conseco completed the purchase of the remaining shares of CCP common stock it did not previously own in a transaction pursuant to which CCP was merged with Conseco, with Conseco being the surviving corporation (the "Conseco Acquisition"). As a result, the Company and the other former subsidiaries of CCP became wholly owned subsidiaries of Conseco.

     The accompanying financial statements give effect to "push down" purchase accounting to reflect the Partnership Acquisition and the Conseco Acquisition. As a result of applying "push down" purchase accounting: (i) the Company's financial position and results of operations for periods subsequent to the Partnership Acquisition and before the Conseco Acquisition (the "prior basis")
reflect the Partnership's cost to acquire the Company's asset and liability accounts based upon their estimated fair values at the purchase date; and (ii) the Company's financial position and results of operations for periods subsequent to the Conseco Acquisition reflect Conseco's cost to acquire the Company's asset and liability accounts based upon their estimated fair values at the purchase dates.

     The unaudited consolidated financial statements as of September 30, 1996 and 1995, reflect all adjustments, consisting only of normal recurring items, which are necessary to present fairly the Company's financial position and results of operations on a basis consistent with that of prior audited financial statements.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the preparation period. Actual results could differ from those estimates. Significant estimates and assumptions are utilized in the calculation of cost of policies produced, cost of policies purchased, insurance liabilities, guaranty fund assessment accruals and deferred income taxes. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                                   (Unaudited)
                         ------------------------------



     ADJUSTMENT TO ACTIVELY MANAGED FIXED MATURITY SECURITIES

     The Company  classifies  fixed maturity  securities into three  categories:
"actively managed", and "trading account" (which are carried at estimated fair value) and "held to maturity" (which are carried at amortized cost). The Company did not carry any fixed maturity securities in the held to maturity category at September 30, 1996. Adjustments to carry actively managed fixed maturity securities at fair value have no effect on earnings, but are recorded, net of tax, as a component of shareholder's equity. The following table summarizes the effect of these adjustments as of September 30, 1996:


                                                                                     Effect of fair
                                                                    Balance        value adjustment on
                                                                    before          actively managed          Reported
                                                                  adjustment        fixed maturities           amount
                                                                  ----------        ----------------           ------
                                                                                  (Dollars in millions)
Actively managed fixed maturity securities....................      $1,923.6               $(49.6)              $1,874.0
Cost of policies purchased....................................         139.8                 25.0                  164.8
Cost of policies produced.....................................          33.1                  3.4                   36.5
Income tax liabilities........................................          31.9                 (7.8)                  24.1
Net unrealized appreciation (depreciation) of fixed
    maturity securities.......................................           -                  (13.4)                 (13.4)


     SHAREHOLDER'S EQUITY

     The Company paid shareholder dividends of $44.5 million and $41.2 million during the nine months ended September 30, 1996 and 1995, respectively. In addition, during the first nine months of 1996, the Company forgave receivables from Conseco totaling $9.9 million. This transaction is reflected as a dividend to Conseco in the accompanying statement of shareholder's equity.

     RELATED PARTY TRANSACTIONS

     The Company operates without direct employees through management and service agreements with subsidiaries of Conseco. Fees for such services (including data processing, executive management and investment management services) were based on negotiated rates for periods prior to January 1, 1996. Pursuant to new service agreements effective January 1, 1996, such fees are based on Conseco's direct and directly allocable costs plus a 10 percent margin. Total fees paid to Conseco were $32.6 million and $20.6 million during the nine months ended September 30, 1996 and 1995, respectively.

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Shareholders and Board of Directors
Great American Reserve Insurance Company

     We have audited the accompanying balance sheet of Great American Reserve Insurance Company ("the Company") as of December 31, 1995, and the related statements of operations, shareholder's equity and cash flows for the four months ended December 31, 1995. We have also audited the accompanying balance sheet of the Company as of December 31, 1994, and the related statements of operations, shareholder's equity and cash flows for the eight months ended August 31, 1995, and the years ended December 31, 1994 and 1993, based on the basis of accounting applicable to periods prior to the adoption of push down accounting upon Conseco, Inc.'s purchase of all common shares of the Company it did not previously own (see note 1 of the notes to financial statements regarding the adoption of push down accounting). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great American Reserve Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for the four months ended December 31, 1995, the eight months ended August 31, 1995 and the years ended December 31, 1994, and 1993, in conformity with generally accepted accounting principles.



                                                        COOPERS & LYBRAND L.L.P.

Indianapolis, Indiana
March 20, 1996





                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                       BALANCE SHEET
                                                December 31, 1995 and 1994
                                                   (Dollars in millions)


                                                          ASSETS

                                                                                                         Prior Basis
                                                                                                         -----------
                                                                                            1995            1994
                                                                                            ----            ----
Investments:
    Actively managed fixed maturities at fair value (amortized cost:
       1995 - $1,980.1; 1994 - $1,985.0)...............................................    $2,030.9          $1,828.4
    Mortgage loans.....................................................................        95.5             109.2
    Credit-tenant loans................................................................        79.4              60.4
    Policy loans.......................................................................        84.7              81.5
    Other invested assets .............................................................        37.8              33.3
    Short-term investments.............................................................        19.0              13.7
    Assets held in separate accounts...................................................       137.5              91.4
                                                                                           --------          ---------

           Total investments...........................................................     2,484.8           2,217.9


Accrued investment income..............................................................        34.0              35.0
Cost of policies purchased.............................................................       120.0             173.9
Cost of policies produced..............................................................        24.0              63.2
Reinsurance receivables................................................................        27.0              31.7
Income taxes ..........................................................................        -                 18.2
Goodwill (net of accumulated amortization:  1995 - $10.2; 1994 - $8.4).................        53.0              69.9
Other assets...........................................................................        14.0              15.2
                                                                                           --------          --------

           Total assets................................................................    $2,756.8          $2,625.0
                                                                                           ========          ========




                            (continued on next page)

                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                 BALANCE SHEET (Continued)
                                                December 31, 1995 and 1994
                                      (Dollars in millions, except per share amount)


                                           LIABILITIES AND SHAREHOLDER'S EQUITY


                                                                                                         Prior Basis
                                                                                                         -----------
                                                                                            1995            1994
                                                                                            ----            ----
Liabilities:
    Insurance liabilities..............................................................    $2,039.1           2,150.4
    Income tax liabilities.............................................................        39.0               -
    Investment borrowings..............................................................        84.2               -
    Other liabilities..................................................................        14.4              18.3
    Liabilities related to separate accounts ..........................................       137.5              91.4
                                                                                           --------          --------

            Total liabilities..........................................................     2,314.2           2,260.1
                                                                                           --------          --------

Shareholder's equity:
    Common stock and additional paid-in capital (par value $4.80 per share, 1,065,000
       shares authorized,  1,043,565 shares issued and outstanding)....................       380.8             339.7
    Unrealized appreciation (depreciation) of securities:
       Fixed maturity securities (net of applicable deferred income taxes:
          1995 - $6.8; 1994 - $(30.7)).................................................        11.8             (53.0)
       Other investments (net of applicable deferred income taxes:
          1995 - $.4; 1994 - $(1.2))...................................................          .6              (2.1)
    Retained earnings..................................................................        49.4              80.3
                                                                                           --------          --------

            Total shareholder's equity.................................................       442.6             364.9
                                                                                           --------          --------

            Total liabilities and shareholder's equity.................................    $2,756.8          $2,625.0
                                                                                           ========          ========




                          The accompanying notes are an
                         integral part of the financial
                                   statements.

                                        GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                  STATEMENT OF OPERATIONS
                                                   (Dollars in millions)


                                                                                                  Prior basis
                                                                              --------------------------------------------
                                                            Four months       Eight months
                                                                ended             ended                  Year ended
                                                            December 31,       August 31,                December 31,
                                                            ------------      -----------         ------------------------
                                                                1995              1995             1994              1993
                                                                ----              ----             ----              ----
Revenues:
    Insurance policy income...............................     $ 31.8            $  60.5            $ 98.6           $108.2
    Investment activity:
       Net investment income..............................       74.2              136.4             187.9            214.5
       Net trading income (losses)........................         .1                 .8               (.5)            12.4
       Net realized gains.................................       12.4                6.5                .7             20.0
                                                               ------            -------            ------           ------

            Total revenues................................      118.5              204.2             286.7            355.1
                                                               ------            -------            ------           ------

Benefits and expenses:
    Insurance policy benefits.............................       18.9               45.9              66.2             69.5
    Change in future policy benefits......................         .2               (4.3)             (1.3)            (2.7)
    Interest expense on annuities and financial products..       44.2               74.6             101.4            113.8
    Interest expense on investment borrowings.............        1.0                3.6               2.9              2.1
    Amortization related to operations....................        5.3               11.7              16.0             21.6
    Amortization related to realized gains................       10.0                4.3               2.7             15.7
    Other operating costs and expenses....................       13.1               23.7              37.3             40.4
                                                               ------            -------            ------           ------

            Total benefits and expenses...................       92.7              159.5             225.2            260.4
                                                               ------            -------            ------           ------

            Income before income taxes....................       25.8               44.7              61.5             94.7

Income tax expense........................................        9.7               16.5              22.7             40.2
                                                               ------            -------            ------           ------

            Net income....................................     $ 16.1            $  28.2            $ 38.8           $ 54.5
                                                               ======            =======            ======           ======






                          The accompanying notes are an
                         integral part of the financial
                                   statements.




                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                             STATEMENT OF SHAREHOLDER'S EQUITY
                                                   (Dollars in millions)



                                                                                                     Prior basis
                                                                              --------------------------------------------
                                                             Four months      Eight months
                                                                ended             ended                   Year ended
                                                            December 31,       August 31,                 December 31,
                                                            ------------      -----------            ---------------------
                                                                1995              1995               1994             1993
                                                                ----              ----               ----             ----
Common stock and additional paid-in capital:
   Balance, beginning of period...........................     $380.8             $339.7             $339.7           $309.7
      Contribution to capital.............................        -                  -                 -                30.0
      Adjustment of balance due to new accounting basis...        -                 41.1               -                 -
                                                               ------             ------             ------           ------

   Balance, end of period.................................     $380.8             $380.8             $339.7           $339.7
                                                               ======             ======             ======           ======

Unrealized appreciation (depreciation) of securities:
   Fixed maturity securities:
      Balance, beginning of period........................     $  1.3             $(53.0)            $ 33.3           $ 17.4
        Change in unrealized appreciation (depreciation)..       10.5               55.7              (86.3)            15.9
        Adjustment of balance due to new
          accounting basis................................        -                 (1.4)                -                -
                                                               ------             ------             ------           ------

      Balance, end of period..............................     $ 11.8             $  1.3             $(53.0)          $ 33.3
                                                               ======             ======             ======           ======

   Other investments:
      Balance, beginning of period........................     $   .6             $ (2.1)            $  (.1)          $    -
        Change in unrealized appreciation (depreciation)..        -                  3.3               (2.0)             (.1)
        Adjustment of balance due to new
          accounting basis................................        -                  (.6)                 -                -
                                                               ------             ------             -------          -------

      Balance, end of period..............................     $   .6             $   .6             $ (2.1)          $  (.1)
                                                               ======             ======             =======          =======

Retained earnings:
   Balance, beginning of year.............................     $ 33.3             $ 80.3             $ 75.6           $  41.8
      Net income .........................................       16.1               28.2               38.8              54.5
      Dividends on common stock...........................         -               (41.2)             (34.1)            (20.7)
      Adjustment of balance due to new
        accounting basis..................................         -               (34.0)                -                 -
                                                               ------             ------             ------           --------

   Balance, end of year...................................     $ 49.4             $ 33.3             $ 80.3           $  75.6
                                                               ======             ======             ======           ========

        Total shareholder's equity........................     $442.6             $416.0             $364.9           $ 448.5
                                                               ======             ======             ======           ========






                          The accompanying notes are an
                         integral part of the financial
                                   statements.


                                         GREAT AMERICAN RESERVE INSURANCE COMPANY

                                                  STATEMENT OF CASH FLOWS
                                                   (Dollars in millions)

                                                                                               Prior basis
                                                                               ------------------------------------------
                                                            Four months        Eight months
                                                                ended              ended                 Year ended
                                                            December 31,        August 31,               December 31,
                                                            ------------       ------------        ----------------------
                                                                1995               1995              1994            1993
                                                                ----               ----              ----            ----
Cash flows from operating activities:
    Net income............................................   $   16.1            $  28.2           $  38.8     $   54.5
       Adjustments to reconcile net income to net
          cash provided by operating activities:
            Amortization..................................       15.3               16.0              18.7         37.3
            Income taxes..................................        2.3                2.9               1.3         (8.6)
            Insurance liabilities.........................      (25.8)             (14.0)            (10.5)       (29.6)
            Interest credited to insurance liabilities....       44.2               74.6             101.4        113.8
            Fees charged to insurance liabilities ........      (10.3)             (22.2)            (36.5)       (37.0)
            Accrual and amortization of investment income         3.2               (1.8)             (1.2)       (10.6)
            Deferral of cost of policies produced  .......       (3.0)              (6.6)             (9.4)       (18.4)
            Trading account securities ...................        -                  -                11.2         45.3
            Realized (gains) and trading (income) losses..      (12.5)              (7.3)              (.2)       (32.4)
            Other.........................................       (8.9)              (3.2)              5.0          3.1
                                                              --------           --------          --------    ---------

            Net cash provided by operating activities.....       20.6               66.6             118.6        117.4
                                                              --------           --------          --------    ---------

Cash flows from investing activities:
    Sales of investments..................................      513.2              406.5             586.0        999.2
    Maturities and redemptions............................       60.4               57.5             118.4        315.3
    Purchases of investments..............................     (532.2)            (476.2)           (798.1)    (1,547.2)
                                                              --------           --------          --------    ---------

            Net cash provided (used) by investing
                activities................................       41.4              (12.2)            (93.7)      (232.7)
                                                              --------           --------          --------    ---------

Cash flows from financing activities:
    Deposits to insurance liabilities.....................       50.8              104.4             146.0        231.3
    Cash paid in reinsurance recapture ...................      (71.1)               -                 -            -
    Investment borrowings.................................      (36.8)             121.0             (58.3)        58.3
    Withdrawals from insurance liabilities................      (71.9)            (166.3)           (171.4)      (138.5)
    Dividends paid on common stock........................         -               (41.2)            (34.1)       (20.7)
    Contribution of capital...............................         -                  -                 -          30.0
                                                              --------           --------          --------    ---------

            Net cash provided (used)  by
                financing activities......................     (129.0)              17.9            (117.8)       160.4
                                                              --------           --------          --------    ---------

            Net increase (decrease) in short-term
                investments...............................      (67.0)              72.3             (92.9)        45.1

Short-term investments, beginning of period...............       86.0               13.7             106.6         61.5
                                                              --------           --------          --------    ---------

Short-term investments, end of period.....................    $  19.0            $  86.0           $  13.7     $  106.6
                                                              ========           ========          ========    =========







                          The accompanying notes are an
                         integral part of the financial
                                   statements.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


1.   SIGNIFICANT ACCOUNTING POLICIES

     ORGANIZATION AND BASIS OF PRESENTATION

     Great American Reserve Insurance Company (the "Company") markets tax-qualified annuities and certain employee benefit- related insurance products primarily to school teachers and administrators through approximately 3,000 educator market specialists. Conseco Capital Partners, L.P. (the "Partnership"), a limited partnership organized by Conseco, Inc. ("Conseco") acquired the
Company on June 27, 1990 (the "Partnership Acquisition). Conseco was approximately a 50 percent owner and sole general partner of the Partnership at that time. The Partnership acquired Jefferson National Life Insurance Company ("Jefferson National") on October 31, 1990 (which was merged with the Company in
1994), and Beneficial Standard Life Insurance Company ("Beneficial Standard") on March 31, 1991, through similar transactions.

     On July 21, 1992, CCP Insurance, Inc. ("CCP"), a holding company organized for the companies previously acquired by the Partnership, completed an initial public offering of its common stock ("IPO"). After the IPO, Conseco held a 36 percent interest in CCP. Conseco's ownership interest in CCP increased to 49 percent in early 1995 as a result of: (i) a public offering of 3.0 million shares of common stock by CCP in September 1993; (ii) the purchase of .3 million CCP common shares in open market transactions during 1993; and (iii) repurchases of CCP common stock during 1994 and early 1995 under its stock repurchase program.

     In August 1995, Conseco completed the purchase of the remaining shares of CCP common stock it did not previously own in a transaction pursuant to which CCP was merged with Conseco, with Conseco being the surviving corporation (the "Conseco Acquisition"). As a result, the Company and the other former subsidiaries of CCP became wholly owned subsidiaries of Conseco.

     The accompanying financial statements give effect to "push down" purchase accounting to reflect the Partnership Acquisition and the Conseco Acquisition. As a result of applying "push down" purchase accounting: (i) the Company's financial position and results of operations for periods subsequent to the Partnership Acquisition and before the Conseco Acquisition (the "prior basis")
reflect the Partnership's cost to acquire the Company's asset and liability accounts based upon their estimated fair values at the purchase date; and (ii) the Company's financial position and results of operations for periods subsequent to the Conseco Acquisition reflect Conseco's cost to acquire the Company's asset and liability accounts based upon their estimated fair values at the purchase dates.

     The effect of the adoption of the new basis of accounting on the Company's balance sheet accounts is as follows (dollars in millions):

                                                                                                 Debit
                                                                                               (Credit)
                                                                                               -----------
                  Cost of policies purchased.........................................          $  61.4
                  Cost of policies produced .........................................            (26.3)
                  Goodwill...........................................................            (15.1)
                  Insurance liabilities..............................................             (1.2)
                  Income tax liabilities.............................................            (11.9)
                  Other..............................................................             (1.8)
                  Common stock and additional paid-in capital........................            (41.1)
                  Net unrealized appreciation of fixed maturity securities...........              1.4
                  Net unrealized appreciation of other investments...................               .6
                  Retained earnings..................................................             34.0

     The accompanying financial statements also include the effect of the December 31, 1994, merger of Jefferson National into the Company. This merger has been accounted for as a pooling of interests; therefore, the assets and liabilities of each company have been combined at their book values and the statements of operations, shareholder's equity and cash flows have been reported as if the merger had occurred on January 1, 1993. Certain amounts from prior periods have been reclassified to conform to the 1995 presentation.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP"), which differ in some respects from statutory accounting practices followed in the preparation of financial statements submitted to state insurance departments. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the preparation period. Actual results could differ from those estimates. Significant estimates and assumptions are utilized in the calculation of cost of policies produced, cost of policies purchased, insurance liabilities, guaranty fund assessment accruals and deferred income taxes. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

     INVESTMENTS

     Fixed maturity investments are securities that mature more than one year after they are issued and include bonds, notes receivable and preferred stocks with mandatory redemption features. Equity securities include investments in common stocks and non-redeemable preferred stock. Effective December 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and, accordingly, classifies its fixed maturity and equity securities into the following three categories:

     o Actively managed fixed maturities are securities that may be sold prior to maturity due to changes that might occur in market interest rate risks, changes in the security's prepayment risk, the management of income tax position, general liquidity requirements, an increase in loan demand, the need to increase regulatory capital, changes in foreign currency risk or similar factors. Actively managed securities are carried at fair value and the unrealized gain or loss is recorded as a component of shareholder's equity, net of income tax and related adjustments described in the second following paragraph.

     o Trading account securities are fixed maturity and equity securities that are bought and held principally for the purpose of selling them in the near term. Trading account securities are carried at estimated fair value and the unrealized gain or loss is included as a component of net trading income. No trading account securities were held at December 31, 1995 and 1994.

     o Held to maturity securities are carried at amortized cost and represent those securities which a company has the ability and positive intent to hold to maturity. Such securities may be disposed of under certain unforeseen circumstances, such as issuer credit deterioration or regulatory requirements. No securities have been so classified since implementing SFAS 115.

     There was no effect on net income as a result of adopting SFAS 115.

     Anticipated returns, including realized gains and losses, from the investment of policyholder balances are considered in determining the amortization of the cost of policies purchased and the cost of policies produced. When actively managed fixed maturities are stated at fair value, an adjustment to the cost of policies purchased and the cost of policies produced may be necessary if a change in amortization would have been recorded if such securities had been sold at their fair value and the proceeds reinvested at current yields. Furthermore, if future yields expected to be earned on such securities decline, it may be necessary to increase certain insurance liabilities. Adjustments to such liabilities are required when their balances, in addition to future net cash flows including investment income, are insufficient to cover future benefits and expenses.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     Unrealized gains and losses and the related adjustments described in the preceding paragraph have no effect on earnings, but are recorded, net of tax, as a component of shareholder's equity. The following tables summarize the effect of these adjustments as of December 31, 1995:

                                                                                     Effect of fair
                                                                    Balance        value adjustment on
                                                                    before          actively managed          Reported
                                                                  adjustment        fixed maturities           amount
                                                                  ----------        ----------------           ------
                                                                                  (Dollars in millions)
Actively managed fixed maturity securities....................      $1,980.1                $50.8               $2,030.9
Cost of policies purchased....................................         148.8                (28.8)                 120.0
Cost of policies produced.....................................          27.4                 (3.4)                  24.0
Income tax liabilities........................................          32.2                  6.8                   39.0
Net unrealized appreciation of fixed maturities...............           -                   11.8                   11.8

     Effective December 31, 1993, when changes in conditions cause a fixed maturity investment to be transferred to a different category (e.g. actively managed, held to maturity or trading), the security is transferred to the new category at its fair value at the date of the transfer. There were no such transfers in 1995 or 1994. At the transfer date, the security's unrealized gain or loss is recorded as follows:

     o For transfers to the trading category, the unrealized gain or loss is recognized in earnings;

     o For transfers from the trading category, the unrealized gain or loss already recognized in earnings is not reversed;

     o For transfers to actively managed from held to maturity, the unrealized gain or loss is recognized in shareholder's equity; and

     o For transfers to held to maturity from actively managed, the unrealized gain or loss at the date of transfer continues to be recognized in shareholder's equity, but is amortized as a yield adjustment until ultimately sold.

     Credit-tenant loans are loans for commercial properties which require: (i) the lease of the principal tenant to be assigned to the Company; (ii) the lease to produce adequate cash flow to fund substantially all the cash requirements of the loan; and (iii) the principal tenant, or the guarantor of such tenant's obligations, to have an investment-grade credit rating when the loan is made.
These loans also must be secured by the value of the related property. Underwriting guidelines take into account such factors as: (i) the lease term of the property; (ii) the borrower's management ability, including business experience, property management capabilities and financial soundness; and (iii) such economic, demographic or other factors that may affect the income generated by the property or its value. The underwriting guidelines generally require a loan-to-value ratio of 75 percent or less. Credit-tenant loans and traditional mortgage loans are carried at amortized cost.

     Policy loans are stated at their current unpaid principal balance. Short-term investments include commercial paper, invested cash and other investments purchased with maturities less than three months and are carried at amortized cost, which approximates fair value. The Company considers all short-term investments to be cash equivalents.

     Fees received and costs incurred in connection with origination of investments, principally mortgage loans, are deferred. Fees, costs, discounts and premiums are amortized as yield adjustments over the contractual life of the investments. Anticipated prepayments on mortgage-backed securities are taken into consideration in determining estimated future yields on such securities.

     The specific identification method is used to account for the disposition of investments. The differences between sale proceeds and carrying values are reported as gains and losses on investments, or as adjustments to investment income if the proceeds are prepayments by issuers prior to maturity.

     The Company manages its investments to limit credit risk by diversifying its portfolio among various security types and industry sectors. The Company regularly evaluates investment securities, credit-tenant loans and mortgage loans based on current economic conditions, past credit loss experience and other circumstances of the investee. A decline in a security's net realizable value that is


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


other than temporary is treated as a realized loss and the cost basis of the security is reduced to its estimated fair value. Impaired loans are revalued at the present value of expected cash flows discounted at the loan's effective interest rate when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. The Company accrues interest on the net carrying amount of impaired loans.

     SEPARATE ACCOUNTS

     Separate accounts are funds on which investment income and gains or losses accrue directly to certain policyholders. The assets of these accounts are legally segregated. They are not subject to the claims which may arise out of any other business of the Company. The Company reports separate account assets at market value; the underlying investment risks are assumed by the contract holders. The Company records the related liabilities at amounts equal to the underlying assets; the fair value of these liabilities is equal to their carrying amount.

     COST OF POLICIES PURCHASED

     The cost of policies purchased represents the portion of the acquisition cost that was allocated to the value of the right to receive future cash flows from insurance contracts existing at the date such insurance contracts were acquired. The value of cost of policies purchased is the actuarially determined present value of the projected future cash flows from the insurance contracts existing at the acquisition date.

     The method used to value the cost of policies purchased is consistent with the valuation methods used most commonly to value blocks of insurance business, which is also consistent with the basic methodology generally used to value assets. The method used is summarized as follows:

     o    Identify the expected future cash flows from the blocks of business.

     o Identify the risks inherent in realizing those cash flows (i.e., what is the probability that the cash flows will be realized).

     o Identify the rate of return necessary considering the risks inherent in realizing the cash flows.

     o Determine the value of the policies by discounting the expected future cash flows by the discount rate required.

     Furthermore, if future yields expected to be earned on such securities decline, it may be necessary to increase certain insurance liabilities. Adjustments to such liabilities are required when their balances, in addition to future net cash flows including investment income, are insufficient to cover future benefits and expenses.

     Expected future cash flows used in determining such values are based on actuarially determined projections of future premium collections, mortality, morbidity, surrenders, operating expenses, changes in insurance liabilities, investment yields on the assets held to back the policy liabilities and other factors. These projections take into account all factors known or expected at the purchase date based on the collective judgment of management. Actual experience on purchased business may vary from projections due to differences in renewal premiums collected, investment spread, investment gains or losses, mortality and morbidity costs and other factors. These variances from original projections, whether positive or negative, are included in net income as they occur. To the extent that these variances or other factors indicate that future cash flows will differ from those reflected in the scheduled amortization of the cost of policies purchased, current and future amortization may be adjusted. The discount rate used to determine such value is the rate of return required to justify the investment.

     The cost of policies purchased is amortized based on the incidence of the expected cash flows. For the portion of the cost of policies purchased asset acquired by Conseco on the date of the Partnership Acquisition, the asset is amortized with interest at the same rate used to determine the discounted value of the asset. For the portion of the cost of policies purchased asset acquired by Conseco on the date of the Conseco Acquisition, the asset is amortized at the same interest rate credited to the underlying policy (currently, 5 percent to 8 percent). Recoverability of the cost of policies purchased is evaluated regularly by comparing the current estimate of expected future cash flows (discounted at the rate of interest earned on invested assets) to the unamortized asset balance by line of insurance business. If such current estimate indicates that the existing insurance liabilities, together with the present value of future cash flows from the blocks of business purchased, will not be sufficient to recover the cost of policies purchased, the difference is charged to expense. Amortization is also adjusted for the current and future years to reflect: (i) the revised estimate of


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


future profits; and (ii) the revised interest rate (but not greater than the rate initially used and not lower than the rate of interest earned on invested assets) at which the present value of such expected future profits equals the unamortized asset balance.

     COST OF POLICIES PRODUCED

     Costs which vary with and are primarily related to the acquisition of new business are deferred to the extent that such costs are deemed recoverable. These costs include commissions, certain costs of policy issuance and underwriting and certain agency expenses. For traditional life and health contracts, deferred costs are amortized with interest in relation to future anticipated premium revenue using the same assumptions that are used in calculating the insurance liabilities. For universal life-type, interest-sensitive and investment-type contracts, deferred costs are amortized in relation to the present value of expected gross profits from these contracts, discounted using the interest rate credited to the policy.

     Recoverability of the unamortized balance of cost of policies produced is evaluated regularly and considers anticipated investment income. For universal life-type contracts and investment-type contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a change in the estimated gross profits expected over the life of a block of business in order to maintain a constant relationship between amortization and the present value (discounted at the rate of interest that accrues to the policies) of expected gross profits. For traditional and most other contracts, the unamortized asset balance is reduced by a charge to income only when the sum of the present value of discounted future cash flows and the policy liabilities is not sufficient to cover such asset balance.

     GOODWILL

     Th excess of the cost of acquiring the Company's net assets over its estimated fair values is recorded as goodwill and is being amortized on the straight-line basis over a 40-year period. The Company periodically assesses the recoverability of goodwill through projections of future earnings of the related subsidiaries. Such assessment is made based on whether goodwill is fully recoverable from projected undiscounted net cash flows from earnings of the subsidiaries over the remaining amortization period. If future evaluations of goodwill indicate a material change in the factors supporting recoverability over the remaining amortization period, all or a portion of goodwill may need to be written off or the amortization period shortened.

     INSURANCE LIABILITIES, RECOGNITION OF INSURANCE POLICY INCOME AND RELATED BENEFITS AND EXPENSES

     Reserves for traditional and limited-payment life insurance contracts are generally calculated using the net level premium method and assumptions as to investment yields, mortality, morbidity, withdrawals and dividends. The assumptions are based on projections using past and expected experience and include provisions for possible adverse deviation. These assumptions are made at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date.

     Reserves for universal life-type and investment-type contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments when such payments are guaranteed. Additional increases to insurance liabilities are made if future cash flows including investment income are insufficient to cover future benefits and expenses.

     For investment-type contracts without mortality risk (such as deferred annuities and immediate annuities with benefits paid for a period certain) and for contracts that permit the Company or the insured to make changes in the contract terms (such as single- premium whole life and universal life), premium deposits and benefit payments are recorded as increases or decreases in a liability account rather than as revenue and expense. Amounts charged against the liability account for the cost of insurance, policy administration and surrender penalties are recorded as revenues. Interest credited to the liability account and benefit payments made in excess of the contract liability account balance are charged to expense.

     For traditional life insurance contracts, premiums are recognized as income when due. Benefits and expenses are associated with earned premiums resulting in their level recognition over the premium paying period of the contracts. Such recognition is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs.

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     For contracts with mortality risk, but with premiums paid for only a limited period (such as single-premium immediate annuities with benefits paid for the life of the annuitant), the accounting treatment is similar to traditional contracts. However, the excess of the gross premium over the net premium is deferred and recognized in relation to the present value of expected future benefit payments.

     Liabilities for incurred claims are determined using historical experience and represent an estimate of the present value of the ultimate net cost of all reported and unreported claims. Management believes these estimates are adequate. Such estimates are periodically reviewed and any adjustments are reflected in current operations.

     For participating policies, the amount of dividends to be paid (which are not significant) is determined annually by the Company. The portion of the earnings allocated to participating policyholders is recorded as an insurance liability.

     REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid over such limit by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage and coinsurance contracts. The Company has set its retention limit for acceptance of risk on life insurance policies at various levels up to $.5 million.

     Assets and liabilities related to insurance contracts are reported before the effects of reinsurance. Reinsurance receivables and prepaid reinsurance premiums (including amounts related to insurance liabilities) are reported as assets. Estimated reinsurance receivables are recognized in a manner consistent with the liabilities relating to the underlying reinsured insurance contracts.

     INCOME TAXES

     Income  tax  expense   includes   deferred  taxes  arising  from  temporary
differences between the tax and financial reporting basis of assets and liabilities. The effects of a tax rate change on current and accumulated deferred income taxes are reflected in the period in which the change was enacted.

     In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. If future income does not occur as expected, deferred income taxes may need to be written off.

     FAIR VALUES OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

     Investment securities: The estimated fair values of fixed maturity securities (including redeemable preferred stocks) are based on quotes from independent pricing services, where available. For investment securities for which such quotes are not available, the estimated fair values are determined using values obtained from broker-dealer market makers or by discounting expected future cash flows using current market interest rates applicable to the yield, credit quality of the investments and maturity of the investments.

     Mortgage loans, credit-tenant loans and policy loans: The estimated fair values of mortgage loans, credit-tenant loans and policy loans are determined by discounting future expected cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations.

     Short-term investments: The estimated fair values of short-term investments are based on quoted market prices, where available. The carrying amount reported in the balance sheet for these assets approximates their estimated fair value.

     Other invested assets: The estimated fair values of these assets have been assumed to be equal to their carrying value. Such value is believed to be a reasonable approximation of the fair value of these investments.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     Insurance liabilities for investment contracts: The estimated fair values of liabilities under investment-type insurance contracts are determined using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

     Investment borrowings: Due to the short-term nature of these borrowings (terms generally less than 30 days), estimated fair values are assumed to approximate the carrying amount reported in the balance sheet.

     The estimated fair values of financial instruments are as follows:

                                                                          1995                            1994
                                                                  ---------------------          ---------------------
                                                                  Carrying        Fair           Carrying        Fair
                                                                   Amount         Value           Amount         Value
                                                                   ------         -----           ------         -----
                                                                                    (Dollars in millions)
     Financial assets issued for purposes other than trading:
       Actively managed fixed maturity securities...........      $2,030.9      $2,030.9          $1,828.4     $1,828.4
       Mortgage loans.......................................          95.5         108.9             109.2        112.2
       Credit-tenant loans..................................          79.4          79.7              60.4         51.4
       Policy loans.........................................          84.7          84.7              81.5         81.5
       Other invested assets................................          37.8          37.8              33.3         33.3
       Short-term investments...............................          19.0          19.0              13.7         13.7

     Financial liabilities issued for purposes other than trading:
       Insurance liabilities for investment contracts (1)...      $1,346.5      $1,346.5          $1,444.2     $1,444.2
       Investment borrowings................................          84.2          84.2               -            -

       (1) The estimated fair value of the liabilities for investment contracts was approximately equal to its carrying value at December 31, 1995 and 1994, because interest rates credited on the vast majority of account balances approximate current rates paid on similar investments and because these rates are not generally guaranteed beyond one year. The Company is not required to disclose fair values for insurance liabilities, other than those for investment contracts. However, the Company takes into consideration the estimated fair values of all insurance liabilities in its overall management of interest rate risk. The Company attempts to minimize exposure to changing interest rates by matching investment maturities with amounts due under insurance contracts.

2.   JEFFERSON NATIONAL MERGER

     On December 31, 1994, Jefferson National was merged with the Company, with the Company being the surviving corporation. At the time of the merger, all 3,637,363 shares of Jefferson National's $1.00 par value common stock were canceled. Each share of common stock of the Company issued and outstanding at December 31, 1994, remained outstanding as the common stock of the merged company. The merger has been accounted for as a pooling of interest and, accordingly, the financial statements for all periods presented have been restated to include the accounts of Jefferson National. Certain balances for the separate companies for the periods preceding the merger were:


                                                                             Amount prior to     Jefferson
                                                                            effect of merger     National        Combined
                                                                            ----------------     ---------       --------
                                                                                           (Dollars in millions)
1994:
   Revenues..................................................................   $  154.1          $  132.6       $  286.7
   Net income................................................................       16.7              22.1           38.8
   Total investments.........................................................    1,262.9             955.0        2,217.9
   Total assets..............................................................    1,434.4           1,190.6        2,625.0
   Insurance liabilities.....................................................    1,163.5             986.9        2,150.4
   Total liabilities.........................................................    1,268.1             992.0        2,260.1
   Total shareholder's equity................................................      166.3             198.6          364.9
   Change in unrealized appreciation (depreciation) of securities............      (55.9)            (32.4)         (88.3)
   Dividends on common stock.................................................       10.5              23.6           34.1




                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------

                                                                             Amount prior to     Jefferson
                                                                            effect of merger     National        Combined
                                                                            ----------------     --------        ---------
                                                                                          (Dollars in millions)
1993:
   Revenues..................................................................   $  188.2          $  166.9       $  355.1
   Net income................................................................       22.9              31.6           54.5
   Total shareholder's equity................................................      216.1             232.4          448.5
   Contribution to capital...................................................       25.0               5.0           30.0
   Change in unrealized appreciation of securities...........................        8.9               6.9           15.8
   Dividends on common stock.................................................       12.9               7.8           20.7

3.   INVESTMENTS

     At December 31,1995, the amortized cost and estimated fair value of actively managed fixed maturity securities were as follows:

                                                                                Gross          Gross          Estimated
                                                               Amortized     unrealized     unrealized          fair
                                                                cost           gains         losses            value
                                                               ---------     ----------     ----------            -----
                                                                              (Dollars in millions)
   United States Treasury securities and obligations
      of United States government corporations and
      agencies............................................     $   59.2        $  2.1        $  -           $   61.3
   Obligations of state and political subdivisions........          9.3            .2            .1              9.4
   Debt securities issued by foreign governments..........          8.3            .3           -                8.6
   Public utility securities..............................        351.6          11.4           2.0            361.0
   Other corporate securities.............................        888.0          34.0           6.4            915.6
   Mortgage-backed securities.............................        663.7          12.2            .9            675.0
                                                               --------        ------        ------         --------

      Total...............................................     $1,980.1        $ 60.2        $  9.4         $2,030.9
                                                               ========        ======        ======         ========

     At December 31, 1994, the amortized cost and estimated fair value of actively managed fixed maturity securities were as follows:

                                                                                Gross          Gross          Estimated
                                                               Amortized     unrealized     unrealized          fair
                                                                 cost           gains         losses            value
                                                                 ----           -----         ------            -----
                                                                                 (Dollars in millions)
   United States Treasury securities and obligations
      of United States government corporations and
      agencies............................................   $   37.8           $  .2         $  2.7         $   35.3
   Obligations of state and political subdivisions........       20.7             -              1.2             19.5
   Public utility securities..............................      414.1             5.9           39.7            380.3
   Other corporate securities.............................      799.3             5.0           69.5            734.8
   Mortgage-backed securities ............................      713.1             5.1           59.7            658.5
                                                             --------           -----         ------         --------

      Total...............................................   $1,985.0           $16.2         $172.8         $1,828.4
                                                             ========           =====         ======         ========



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     Actively managed fixed maturity securities, summarized by the source of their estimated fair value, were as follows at December 31, 1995:


                                                                                                              Estimated
                                                                                     Amortized                  fair
                                                                                       cost                     value
                                                                                       ----                     -----
                                                                                            (Dollars in millions)
Nationally recognized pricing services..........................................        $1,776.9                $1,826.2
Broker-dealer market makers.....................................................           187.8                   191.3
Internally developed methods (calculated based
   on a weighted-average current market yield of 10.9 percent)..................            15.4                    13.4
                                                                                        --------                --------

         Total .................................................................        $1,980.1                $2,030.9
                                                                                        ========                ========

     The following table sets forth actively managed fixed maturity securities at December 31, 1995, classified by rating categories. The category assigned is the highest rating by a nationally recognized statistical rating organization or, as to $26.5 million estimated fair value of fixed maturity securities not rated by such firms, the rating assigned by the National Association of Insurance Commissioners ("NAIC"). For the purposes of this table, NAIC Class 1 is included in the "A" rating; Class 2, "BBB-"; Class 3, "BB-"; and Classes 4-6, "B+ and below":


                                                                                           Percent of       Percent of
Investment                                                                                    fixed           total
  Rating                                                                                   maturities      investments
  -------                                                                                  ----------      -----------
AAA...................................................................................       39%              32%
AA   .................................................................................        8                7
A    .................................................................................       20               16
BBB+..................................................................................        8                6
BBB...................................................................................       12               10
BBB-..................................................................................        7                6
                                                                                            ----             ----

     Investment-grade.................................................................       94               77
                                                                                            ----             ----
BB+...................................................................................        2                1
BB   .................................................................................        1                1
BB-...................................................................................        2                2
B+ and below .........................................................................        1                1
                                                                                            ----             ----

     Below investment-grade...........................................................        6                5
                                                                                            ----             ----

         Total actively managed fixed maturities......................................      100%              82%
                                                                                            ====             ====

     Below   investment-grade   actively  managed  fixed  maturity   securities,
summarized by the amount their amortized cost exceeds fair value, were as follows at December 31, 1995:


                                                                                                            Estimated
                                                                                         Amortized            fair
                                                                                           cost               value
                                                                                           ----               -----
                                                                                             (Dollars in millions)

Amortized cost exceeds fair value by more than 15%..................................     $ 13.9             $ 11.5
Amortized cost exceeds fair value by more than 5% but not more than 15%.............       10.8               10.1
All others..........................................................................       89.6               91.8
                                                                                         ------             ------

         Total......................................................................     $114.3             $113.4
                                                                                         ======             ======

                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------

     The Company had no fixed maturity investments in technical or substantive default as of December 31, 1995. During 1995 and 1994, the Company recorded writedowns of fixed maturity investments totaling $1.6 million and $1.0 million, respectively, as a result of changes in conditions which caused it to conclude the issuer may be unable to comply with the terms of the investment. Additionally, the Company wrote down exchange-rate-linked securities by $16.1 million in 1993, due to foreign currency fluctuations which caused it to conclude that the full amount of the investment would not be realized. All of these exchange-rate-linked-securities subsequently matured in 1994. As of December 31, 1995, there were no fixed maturity investments about which the Company had serious doubts as to the ability of the issuer to comply with the contractual terms of their obligations on a timely basis.

     Actively managed fixed maturity securities at December 31, 1995, summarized by contractual maturity date, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties and because most mortgage-backed securities provide for periodic payments throughout their lives.

                                                                                                              Estimated
                                                                                       Amortized                fair
                                                                                         cost                   value
                                                                                         ----                   -----
                                                                                            (Dollars in millions)

       Due in one year or less..................................................         $    3.1              $    3.1
       Due after one year through five years....................................            110.9                 113.7
       Due after five years through ten years...................................            408.8                 418.9
       Due after ten years......................................................            793.6                 820.2
                                                                                         --------              --------

           Subtotal.............................................................          1,316.4               1,355.9
       Mortgage-backed securities...............................................            663.7                 675.0
                                                                                         --------              --------

           Total ...............................................................         $1,980.1              $2,030.9
                                                                                         ========              ========

     Net investment income consisted of the following:







                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,           December 31,
                                                               ------------   ------------       -----------------
                                                                   1995           1995           1994         1993
                                                                   ----           ----           ----         ----
                                                                           (Dollars in millions)
   Actively managed fixed maturity securities.................     $53.9        $110.2          $157.9     $173.6
   Mortgage loans.............................................       4.8           8.0            13.0       16.2
   Credit-tenant loans .......................................       1.7           4.1             3.8        1.9
   Policy loans...............................................       1.9           3.5             5.2        5.2
   Short-term investments.....................................        .8           1.9             3.8        3.1
   Other invested assets......................................        .3           1.6             3.2        4.1
   Separate accounts..........................................      11.3           7.9             2.3       11.8
                                                                   -----        ------          ------     ------

       Gross investment income................................      74.7         137.2           189.2      215.9
   Investment expenses........................................        .5            .8             1.3        1.4
                                                                   -----        ------          ------     ------

       Net investment income..................................     $74.2        $136.4          $187.9     $214.5
                                                                   =====        ======          ======     ======



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     Net trading income (loss) consisted of the following:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,          December 31,
                                                               ------------   ------------        ----------------
                                                                   1995           1995            1994        1993
                                                                   ----           ----            ----        ----
                                                                           (Dollars in millions)
   Gross gains................................................   $.9              $2.0            $ 1.6       $17.2
   Gross losses...............................................   (.1)                -             (1.3)       (2.7)
                                                                 ----             ----            -----       -----

       Net trading income before expenses.....................    .8               2.0               .3        14.5
   Trading expenses...........................................    .7               1.2               .8         2.1
                                                                 ----             ----            -----       -----

       Net trading income (loss)..............................   $.1              $ .8            $ (.5)      $12.4
                                                                 ====             ====            ======      =====

     The proceeds from sales of actively managed fixed maturity securities were $918.5 million in 1995, $578.3 million in 1994 and $975.8 million in 1993. Net realized gains (losses) consisted of the following:

                                                               Four months    Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,           December 31,
                                                               ------------   ------------        ----------------
                                                                   1995           1995            1994        1993
                                                                   ----           ----            ----        ----
                                                                           (Dollars in millions)
   Fixed maturities:
       Gross gains...........................................     $15.6          $12.4         $ 16.0      $ 40.6
       Gross losses..........................................      (2.1)          (2.3)          (8.0)       (2.7)
       Decline in net realizable value of fixed maturities...       (.4)          (1.2)          (1.0)      (16.1)
                                                                  -----          -----         ------      ------

         Net realized gains from fixed maturities
           before expenses...................................      13.1            8.9            7.0        21.8
     Mortgage loans..........................................       -              (.2)             -          .3
     Other invested assets...................................       -             (1.0)          (2.4)          -
     Other    ...............................................       -               -             (.7)          -
                                                                  -----          -----         ------      ------

         Net realized gains before expenses..................      13.1            7.7            3.9        22.1
     Realized gains expenses.................................        .7            1.2            3.2         2.1
                                                                  -----          -----         ------      ------

         Net realized gains..................................     $12.4          $ 6.5         $   .7      $ 20.0
                                                                  =====          =====         ======      =======




                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The change in net unrealized appreciation (depreciation) of securities consisted of the following:


                                                               Four months    Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,          December 31,
                                                               ------------   ------------      ----------------
                                                                   1995           1995          1994       1993
                                                                   ----           ----          ----       ----
                                                                           (Dollars in millions)

Actively managed fixed maturities.............................     $45.5        $164.1       $(255.7)      $ 50.1
Trading account securities....................................       -             -              .8         (1.8)
Other invested assets.........................................        .1           5.1          (3.2)          .5
                                                                   -----        ------       -------       ------

         Subtotal.............................................      45.6         169.2        (258.1)        48.8
Less effect on other balance sheet accounts:
Cost of policies purchased....................................     (26.3)        (64.1)         93.1        (13.7)
Cost of policies produced.....................................      (2.7)        (12.0)         27.6        (11.1)
Income taxes..................................................      (6.1)        (34.1)         49.1         (8.2)
                                                                   -----        ------       -------       ------

Change in net unrealized appreciation
    (depreciation) of securities..............................     $10.5        $ 59.0       $ (88.3)      $ 15.8
                                                                   =====        ======       =======       ======

     Investments on deposit for regulatory authorities as required by law were $17.1 million at December 31, 1995.

     Investments in mortgage-backed securities at December 31, 1995, included collateralized mortgage obligations ("CMOs") of $238.1 million and mortgage-backed pass-through securities of $436.9 million. CMOs are securities backed by pools of pass-through securities and/or mortgages that are segregated into sections or "tranches." These securities provide for sequential retirement of principal, rather than the pro rata share of principal return which occurs through regular monthly principal payments on pass-through securities.

     The following table sets forth the par value, amortized cost and estimated fair value of investments in mortgage-backed securities including CMOs at December 31, 1995, summarized by interest rates on the underlying collateral:


                                                                                   Par       Amortized      Estimated
                                                                                  value        cost        fair value
                                                                                  -----        ----        ----------
                                                                                        (Dollars in millions)
Below 7 percent .....................................................            $224.5        $220.4          $221.5
7 percent - 8 percent................................................             295.5         289.5           295.5
8 percent - 9 percent................................................              84.5          83.9            86.3
9 percent and above..................................................              67.6          69.9            71.7
                                                                                 ------        ------          ------

     Total mortgage-backed securities................................            $672.1        $663.7          $675.0
                                                                                 ======        ======          ======




                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The amortized cost and estimated fair value of mortgage-backed securities including CMOs at December 31, 1995, summarized by type of security were as follows (dollars in millions):

                                                                                          Estimated fair value
                                                                                          ---------------------
                                                                                                        Percent
                                                                              Amortized                of fixed
       Type                                                                     cost        Amount    maturities
       ----                                                                     ----        ------    -----------
       Pass-throughs and sequential and targeted amortization classes....         $453.6       $459.6    23%
       Support classes...................................................            4.8          5.0    -
       Accrual (Z tranche) bonds.........................................            9.0          9.1    -
       Planned amortization classes and accretion directed bonds.........          169.2        173.7     9
       Subordinated classes .............................................           27.1         27.6     1
                                                                                  ------       ------    ---

           Total mortgage-backed securities..............................         $663.7       $675.0    33%
                                                                                  ======       ======    ===

     The following table sets forth the amortized cost and estimated fair value of mortgage-backed securities as of December 31, 1995, based upon the pricing source used to determine estimated fair value:


                                                                                                          Estimated
                                                                                         Amortized          fair
                                                                                           cost             value
                                                                                           ----             -----
                                                                                           (Dollars in millions)
       Nationally recognized pricing services ......................................        $627.3             $637.8
       Broker-dealer market makers..................................................          35.8               36.5
       Internally developed methods (calculated based on a
         weighted-average current market yield of 10.0 percent).....................            .6                 .7
                                                                                            ------             ------

            Total mortgage-backed securities........................................        $663.7             $675.0
                                                                                            ======             ======

       At December 31, 1995, no mortgage loans or credit-tenant loans had defaulted as to principal or interest for more than 60 days, was in foreclosure, had been converted to foreclosed real estate or had been restructured while the Company owned them. At December 31, 1995, the Company had a loan loss reserve of $1.4 million. Approximately 30 percent, 22 percent, 14 percent and 6 percent of the mortgage loan balance were on properties located in California, Indiana, Texas and Georgia, respectively. No other state comprised greater than 5 percent of the mortgage loan balance.

       Reverse repurchase agreements and dollar-roll transactions are entered into to increase return on investments and improve liquidity. These transactions generally terminate after 30 days and are accounted for as short-term borrowings collateralized by pledged securities with book values approximately equal to the loan value. Such borrowings averaged approximately $84.4 million during 1995 compared to $81.7 million during 1994. The weighted average interest rate on short-term collateralized borrowings was 5.4 percent and 3.5 percent during 1995 and 1994, respectively.

       No investments of a single issuer were in excess of 10 percent of shareholder's equity at December 31, 1995, other than investments issued or guaranteed by the United States government.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------



4.   INSURANCE LIABILITIES

     Insurance liabilities consisted of the following:



                                                                          Interest
                                            Withdrawal     Mortality        rate        December 31,     December 31,
                                            assumption    assumption     assumption         1995             1994
                                            ----------    ----------     ----------         ----             ----
                                                                                             (Dollars in millions)
Future policy benefits:
  Investment contracts................          N/A          N/A            N/A           $1,346.5          $1,444.2
  Limited-payment contracts...........         None          (a)            8%                96.7              97.4
  Traditional life insurance                  Company
     contracts........................      experience       (a)            8%               153.5             162.9
  Universal life-type contracts.......          N/A          N/A            N/A              367.6             376.1
Claims payable and other
  policyholders'  funds...............          N/A          N/A            N/A               74.8              69.8
                                                                                          --------          --------

       Total..........................                                                    $2,039.1          $2,150.4
                                                                                          ========          ========

--------------------
(a)  Principally modifications of the 1975-80 Basic Table, Select and Ultimate Table.

(b) At December 31, 1995 and 1994, approximately 98 percent of this liability represented account balances where future benefits were not guaranteed. The weighted average interest rate on the remainder of the liabilities, representing the present value of guaranteed future benefits, was approximately 7 percent at December 31, 1995.

     Participating policies represented approximately 3.7 percent, 3.6 percent and 3.8 percent of total life insurance in force at December 31, 1995, 1994 and 1993, respectively, and approximately 2.4 percent, 7.5 percent and 6.5 percent of premium income for 1995, 1994 and 1993, respectively. Dividends on participating policies amounted to $1.8 million, $1.7 million and $1.8 million in 1995, 1994 and 1993, respectively.

5.   REINSURANCE

     Cost of reinsurance ceded where the reinsured policy contains mortality risks totaled $29.1 million, $35.4 million and $41.4 million in 1995, 1994 and 1993, respectively. This cost was deducted from insurance premium revenue. The Company is contingently liable for claims reinsured if the assuming company is unable to pay. Reinsurance recoveries netted against insurance policy benefits totaled $19.5 million, $27.5 million and $31.8 million in 1995, 1994 and 1993, respectively.

     Effective October 1, 1995, Western National Life Insurance Company, a former subsidiary of Conseco, recaptured certain annuity businesses ceded to the Company through a reinsurance agreement. Reserves related to these policies totaled $72.8 million. Recapture fees of $.7 million were recognized as income during the four months ended December 31, 1995.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------



6.   INCOME TAXES

     Income tax assets and liabilities consisted of the following:

                                                                                             December 31,
                                                                                      ---------------------------
                                                                                      1995                 1994
                                                                                      ----                 ----
                                                                                           (Dollars in millions)
Deferred income tax liabilities (assets):
   Cost of policies purchased and produced...................................          $44.7                 $63.9
   Investments...............................................................            8.6                 (13.3)
   Insurance liabilities.....................................................          (21.7)                (25.1)
   Unrealized appreciation (depreciation)....................................            7.2                 (31.9)
   Other.....................................................................           (7.7)                 (8.5)
                                                                                       ------                ------

       Deferred income tax liabilities (assets)..............................           31.1                 (14.9)
Current income tax liabilities (assets)......................................            7.9                  (3.3)
                                                                                       -------               ------

     Income tax liabilities (assets).........................................          $39.0                 $(18.2)
                                                                                       =====                 ======

Income tax expense was as follows:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,          December 31,
                                                               ------------   ------------       -----------------
                                                                   1995           1995           1994         1993
                                                                   ----           ----           -----        ----
                                                                           (Dollars in millions)
Current tax provision.........................................     $11.9         $19.9           $20.0      $43.4
Deferred tax provision (benefit)..............................      (2.2)         (3.4)            2.7       (3.2)
                                                                   ------        ------          -----      ------

       Income tax expense.....................................     $ 9.7         $16.5           $22.7      $40.2
                                                                   ======        =====           =====      ======

     Income tax expense differed from that computed at the applicable statutory rate (35 percent in 1995, 1994, and 1993) for the following reasons:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,          December 31,
                                                               ------------   ------------       ---------------
                                                                   1995           1995           1994        1993
                                                                   ----           ----           ----        ----
                                                                           (Dollars in millions)
Federal tax on income before income taxes at statutory rate...      $9.0         $15.6           $21.5      $33.1
Additional tax on items not recognized in net income..........       -             -               -          4.4
Effect of the increase in tax rate related to prior period
   income and unrealized appreciation of securities...........       -             -               -          1.1
State taxes and other.........................................        .5            .4              .5         .8
Nondeductible items...........................................        .2            .5              .7         .8
                                                                    ----         -----           -----      -----

     Income tax expense.......................................      $9.7         $16.5           $22.7      $40.2
                                                                    ====         =====           =====      =====



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The Omnibus Budget Reconciliation Act of 1993 (the "Act") was enacted on August 10, 1993. The most significant provision of the Act is the increase in the corporate tax rate to 35 percent from 34 percent effective for taxable income reported for the year 1993. In addition to increasing taxes on current year income, the impact of the Act on the Company in 1993 was additional tax expense of $1.1 million consisting of: (i) $.6 million for a one-time adjustment to accumulated deferred taxes related to prior years' income; and (ii) $.5 million for a one-time adjustment to unrealized appreciation of securities. The impact of the other provisions of the Act was not material to the Company.

     The 1993 federal income tax provision included a $4.4 million charge related to the 1985-1986 tax years. Under the stock purchase agreement executed in connection with the acquisition of the Company in 1990, the seller agreed to indemnify the Company for any and all losses from federal income tax assessments relating to periods prior to the sale. The recovery of this expense was reported by a non-life insurance subsidiary of CCP.

     The Company is currently being examined by the Internal Revenue Service for the tax years 1992 and 1993. The Company believes that the outcome of these examinations will not have a material impact on its financial position or results of operations.

7.   SHAREHOLDER'S EQUITY

     In 1993, Jefferson National Life Insurance Company of Texas, the then sole shareholder of the Company, contributed capital of $30 million to the Company. The Company paid shareholder dividends of $41.2 million, $34.1 million and $20.7 million in 1995, 1994 and 1993, respectively.

8.   RELATED PARTY TRANSACTIONS

     The Company operates without direct employees through management and service agreements with subsidiaries of Conseco. Total fees incurred by the Company under such agreements were $26.6 million, $25.1 million and $25.8 million in 1995, 1994 and 1993, respectively.

9.   OTHER OPERATING INFORMATION

     Insurance policy income consisted of the following:

                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,          December 31,
                                                               ------------   ------------       -----------------
                                                                   1995           1995           1994         1993
                                                                   ----           ----           ----         ----
                                                                           (Dollars in millions)
Direct premiums collected.....................................    $ 82.8        $158.6         $ 240.3    $ 338.2
Reinsurance assumed...........................................        .7           2.0             3.1        5.7
Reinsurance ceded.............................................     (11.2)        (17.9)          (35.3)     (41.4)
                                                                  -------       -------        --------   --------

Premiums collected, net of reinsurance........................      72.3         142.7           208.1      302.5
Premiums on universal life and products without
mortality risk which are recorded as additions to
insurance liabilities.........................................     (50.8)       (104.4)         (146.0)    (231.3)
                                                                  -------       -------        --------   --------
Premiums on products with mortality and morbidity
risk, recorded as insurance policy income.....................      21.5          38.3            62.1       71.2
Fees and surrender charges....................................      10.3          22.2            36.5       37.0
                                                                  -------       -------        --------   --------

       Insurance policy income................................    $ 31.8        $ 60.5         $  98.6    $ 108.2
                                                                  =======       =======        ========   ========



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The three states with the largest shares of the Company's premiums collected in 1995 were Texas (32 percent), Florida (18 percent), Michigan (8 percent) and California (6 percent). No other state's share of premiums collected exceeded 5 percent.

     Other operating costs and expenses were as follows:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,           December 31,
                                                               ------------   ------------       -----------------
                                                                   1995           1995           1994         1993
                                                                   ----           -----          ----         ----
                                                                           (Dollars in millions)
   Policy maintenance expense.................................    $ 6.5         $14.0           $19.0      $18.6
   State premium taxes and guaranty assessments...............      1.6           1.1             3.0        3.3
   Commission expense.........................................      5.0           8.6            15.3       18.5
                                                                  -----         -----           -----      -----

       Other operating costs and expenses.....................    $13.1         $23.7           $37.3      $40.4
                                                                  =====         =====           =====      =====

     Anticipated returns from the investment of policyholder balances are considered in determining the amortization of the cost of policies purchased and cost of policies produced. The sales of fixed maturity investments during 1995, 1994 and 1993 changed the incidence of profits on such policies because investment gains and losses were recognized currently and the expected future yields on the investment of policyholder balances were affected. Accordingly, amortization of the cost of policies purchased and cost of policies produced for the four months ended December 31, 1995, was increased by $8.3 million and $1.7 million, respectively. The amortization of cost of policies purchased and cost of policies produced for the eight months ended August 31, 1995, was increased by $3.4 million and $.9 million, respectively. The 1994 amortization of the cost of policies purchased and cost of policies produced was increased by $2.6 million and $.1 million, respectively. The 1993 amortization of the cost of policies purchased and cost of policies produced was increased by $12.2 million and $3.5 million, respectively.

     The changes in the cost of policies purchased were as follows:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,           December 31,
                                                               ------------   ------------        ----------------
                                                                   1995           1995            1994        1993
                                                                   ----           ----            ----        ----
                                                                           (Dollars in millions)
Balance, beginning of period..................................    $159.0        $173.9         $  93.0        $135.2
   Amortization related to operations:
     Cash flow realized.......................................      (9.4)        (19.1)          (30.4)        (41.6)
     Interest added...........................................       5.0          12.7            20.8          25.3
   Amortization related to sales of fixed maturity investments      (8.3)         (3.4)           (2.6)        (12.2)
   Amounts related to fair value adjustment of actively
     managed fixed maturity securities........................     (26.3)        (66.5)           93.1         (13.7)
   Adjustment of balance due to new accounting basis..........       -            61.4             -              -
                                                                  ------        ------         -------        ------

Balance, end of period........................................    $120.0        $159.0          $173.9        $ 93.0
                                                                  ======        ======          ======        ======

     Based on current conditions and assumptions as to future events on all policies in force, approximately 7.5 percent, 9.0 percent, 8.4 percent, 7.7 percent and 7.1 percent of the cost of policies purchased as of December 31, 1995, are expected to be amortized in each of the next five years, respectively. The discount rates used to determine the amortization of the portion of cost of policies purchased acquired by Conseco on the date of the Partnership Acquisition ranged from 15 percent to 20 percent during the three-year period ended December 31, 1995. The discount rates used to determine the amortization of the portion of cost of policies purchased acquired by Conseco on the date of the Conseco Acquisition ranged from 5 percent to 8 percent during the four months ended December 31, 1995.



                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The changes in the cost of policies produced were as follows:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,           December 31,
                                                               ------------   -------------      -----------------
                                                                   1995           1995           1994         1993
                                                                   ----           ----           ----         ----
                                                                           (Dollars in millions)
Balance, beginning of period..................................     $25.9        $63.2           $30.8        $30.5
   Additions..................................................       3.0          6.6             9.4         18.4
   Amortization related to operations.........................       (.5)        (4.0)           (4.5)        (3.4)
   Amortization related to sales of fixed maturity investments      (1.7)         (.9)            (.1)        (3.5)
   Amounts related to fair value adjustment of actively
     managed fixed maturity securities........................      (2.7)       (12.7)           27.6        (11.2)
   Adjustment of balance due to new accounting basis..........        -         (26.3)            -            -
                                                                   -----        -----           -----        -----

Balance, end of period........................................     $24.0        $25.9           $63.2        $30.8
                                                                   =====        =====           =====        =====

10.  STATEMENT OF CASH FLOWS

     Income taxes paid during 1995, 1994, and 1993, were $19.3 million, $20.3 million and $40.9 million, respectively.

     Short-term investments having original maturities of three months or less are considered to be cash equivalents. All cash is invested in short-term investments.

11.  STATUTORY INFORMATION

     Statutory accounting practices prescribed or permitted for insurance companies by regulatory authorities differ from generally accepted accounting principles. The Company reported the following amounts to regulatory agencies:


                                                                                              December 31,
                                                                                     ----------------------------
                                                                                     1995                    1994
                                                                                     ----                    ----
                                                                                         (Dollars in millions)
   Statutory capital and surplus..................................................   $156.2                 $156.7
   Asset valuation reserve ("AVR")................................................     26.2                   23.2
   Interest maintenance reserve ("IMR")...........................................     64.7                   49.7
                                                                                     ------                 ------

       Total......................................................................   $247.1                 $229.6
                                                                                     ======                 ======

     Statutory accounting practices classify certain segregated portions of surplus, called AVR and IMR, as liabilities. The purpose of these accounts is to stabilize statutory net income and surplus against fluctuations in the market value and creditworthiness of investments. The IMR captures all realized investment gains and losses resulting from changes in interest rates and provides for subsequent amortization of such amounts into statutory net income on a basis reflecting the remaining life of the assets sold. The AVR captures investment gains and losses related to changes in creditworthiness and is also adjusted each year based on a formula related to the quality and loss experience of the investment portfolio.


                    GREAT AMERICAN RESERVE INSURANCE COMPANY

                          Notes to Financial Statements
                         ------------------------------


     The following table compares the pre-tax income determined on a statutory accounting basis with such income reported herein in accordance with GAAP:


                                                                Four months   Eight months
                                                                  ended           ended             Year ended
                                                               December 31,    August 31,          December 31,
                                                               ------------   ------------        ----------------
                                                                   1995           1995            1994        1993
                                                                   ----           ----            ----        ----
                                                                           (Dollars in millions)
   Pre-tax income as reported on a statutory accounting basis
     before transfers to and from and amortization of the IMR.     $33.6        $ 50.2         $ 58.6     $105.3

   GAAP adjustments:
     Investments valuation....................................      (3.3)           .8            7.5        9.7
     Amortization related to operations.......................      (5.3)        (11.7)         (16.0)     (21.6)
     Amortization related to realized gains...................     (10.0)         (4.3)          (2.7)     (15.7)
     Deferral of cost of policies produced....................       3.0           6.6            9.4       18.4
     Insurance liabilities....................................       5.1           2.5            2.5       (3.0)
     Other liabilities........................................       2.7            .7            2.3        1.6
     Other....................................................        -            (.1)           (.1)        -
                                                                   -----        ------         ------     ------

         Net effect of GAAP adjustments.......................      (7.8)         (5.5)           2.9      (10.6)
                                                                   -----        ------         -------    ------

         GAAP pre-tax income..................................     $25.8        $ 44.7         $ 61.5     $ 94.7
                                                                   =====        ======         ======     ======

     State insurance laws generally restrict the ability of insurance companies to pay dividends or make other distributions. Approximately $39.5 million of the Company's net assets at December 31, 1995, are available for distribution in 1996 without permission of state regulatory authorities.

                                  APPENDIX A

CONSECO SERIES TRUST

Conseco Series Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on November 15, 1982. Trust shares are offered only to separate accounts of various insurance companies to fund benefits of variable life and variable annuity contracts. Conseco Capital Management serves as the investment adviser.

EVERGREEN VARIABLE        TRUST

Evergreen Variable        Trust is an open-end management investment
company. The Funds were organized to serve as investment vehicles for (a) separate accounts funding variable annuity and variable life insurance contracts issued by certain life insurance companies and (b) qualified pension and retirement plans. Evergreen Asset Management Corp. serves as the investment adviser to the Funds.

   FEDERATED INSURANCE SERIES

Federated Insurance Series is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on September 15, 1993. Trust shares are offered only to separate accounts of various insurance companies to serve as the investment medium of variable life insurance policies and variable annuity contracts issued by the insurance companies. Federated Advisers serves as the investment adviser.

THE ALGER AMERICAN FUND

The Alger American Fund is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on April 6, 1988. Trust shares are offered to separate accounts of various life insurance companies as investment options of variable life and variable annuity contracts and as a funding vehicle for qualified pension and retirement plans. Fred Alger Management, Inc. serves as the investment adviser.

INVESCO VARIABLE INVESTMENT FUNDS, INC.

INVESCO Variable Investment Funds, Inc. is a registered, open-end management investment company that was organized as a Maryland corporation on August 19, 1993. Fund shares are intended to be funding vehicles for variable annuity contracts and variable life insurance contracts to be offered by separate accounts of certain life insurance companies. Fund shares are not available for purchase other than through the purchase of such contracts. INVESCO Funds Group, Inc. is the investment adviser. The investment adviser has retained sub-advisers.

LORD ABBETT SERIES FUND, INC.

Lord Abbett Series Fund, Inc. is a diversified open-end management investment company incorporated under the laws of Maryland on August 28, 1989.
Shares of the Fund are currently only offered to separate accounts of life insurance companies to fund benefits of variable annuity contracts. Lord, Abbett & Co. serves as the Funds investment manager.


THE OFFITBANK VARIABLE INSURANCE FUND, INC.

The OFFITBANK Variable Insurance Fund, Inc. is an open-end management investment company that was organized as a Maryland corporation on October 7, 1994. Shares of the Fund are sold only to certain life insurance companies and their separate accounts to fund benefits under variable annuity contracts and variable life insurance policies to be offered by the life insurance companies. OFFITBANK, a trust company specializing in global fixed income management, serves as the Funds investment adviser.

VAN ECK WORLDWIDE INSURANCE TRUST

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a business trust under the laws of the Commonwealth of Massachusetts on January 7, 1987. Trust shares are offered only to separate accounts of various insurance companies to fund the benefits of variable life and variable annuity contracts. The investment adviser and manager is Van Eck Associates Corporation. Peregrine Asset Management Limited (Hong Kong) serves as sub-investment adviser to the Worldwide Emerging Markets Fund.

TOMORROW FUNDS RETIREMENT TRUST

Tomorrow Funds Retirement Trust is an open-end management investment company organized as a Delaware business trust. The Prospectuses of the Core Large-Cap and Core Small-Cap Funds, which accompany this Prospectus describe Institutional Class shares of the Funds. The Institutional Class shares of the Funds are designed to provide investment vehicles for variable annuity and variable life insurance contracts of various insurance companies. Institutional Class shares may also be purchased by qualified pension or retirement plans, including trustees of such plans for certain individuals funding their individual retirement accounts or other qualified plans. Weiss, Peck & Greer, L.L.C. serves as the investment adviser to the Funds.

A full description of each of the Eligible Funds, including the investment objectives, policies and restrictions of each of the Portfolios, is contained in the Prospectuses of the Eligible Funds which accompany this Prospectus and should be read carefully by a prospective purchaser before investing.


                                  APPENDIX B

            Examples of Application of the Market Value Adjustment

CALCULATION OF MARKET VALUE ADJUSTMENT FACTOR:



                          ( 1 + A )   N/365
                         (__________)        - 1 = MVA factor
                          ( 1 + B )





Where:
        A = the U.S. Treasury rate in effect at the beginning of the Guarantee Period for the length of the Guarantee Period selected.

        B =  the U.S. Treasury rate as of the transaction date plus
             0.005%.  The Treasury rate used is determined by taking
             N/365 and rounding it to the next highest year.

        N =  Number of days remaining in the MVA Guarantee Period.



If the Treasury rate is not available for the period, the rate will be arrived at by interpolation.

EXAMPLE 1 FIVE-YEAR GUARANTEE PERIOD; INCREASE IN TREASURY RATE

Assume the Owner or Certificate Owner makes a $50,000 initial deposit on a 5-year Guarantee Period on January 1, 1996. The current 5-year Treasury rate is 6.00%, and the current interest rate is 7.00%. On June 13, 1997 the Owner or Certificate Owner surrenders the Contract/Certificate with 3 years and 202 days, or 1,297 days (12/31/2000 - 6/13/1997) remaining in the Guarantee Period. The current Treasury rate at this point is found by rounding 3 years, 202 days to the next greatest year and taking the rate for that Guarantee Period. In this case we would look at a 4 year rate. Assume that the 4-year Treasury rate on June 13, 1997 is 6.50%. The Market Value Adjustment on the Contract/Certificate would be calculated as follows:

     Accumulation Value at 6/13/1997 (529 days from issue):

                     (529/365)
     $50,000 x (1.07)        = $55,151.38




                         ( 1 + .06 )     (1,297/365)
     $55,151.38 x[ ( ___________________)           - 1 ] = $1,809.81
                     ( 1 + .065 + .005)

     resulting in an Adjusted Certificate Value of,

     $55,151.38 - $1,809.81 = $53,341.57


EXAMPLE 2: FIVE-YEAR GUARANTEE PERIOD; DECREASE IN TREASURY RATE

Assuming a scenario identical to Example 1, but with a 4-year Treasury rate as of the date of surrender of 5.00%, the following Market Value Adjustment would result:


                          (1 + .06)     (1,297/365)
     $55,151.38 x[ ( __________________)           -    1 ] = $934.43
                     ( 1 + .050 + .005)

     resulting in an Adjusted Contract Value/Adjusted Certificate Value of,

     $55,151.38 + 943.43 = $56,085.81

EXAMPLE 3: TEN-YEAR GUARANTEE PERIOD; INCREASE IN TREASURY RATE

Assume the Owner or Certificate Owner makes a $50,000 initial deposit on a 10-year Guarantee Period on January 1, 1996. The current 10-year Treasury rate is 7.00%, and the current interest rate is 7.50%. On October 31, 2002 the Owner or Certificate Owner surrenders the Contract/Certificate with 3 years and 61 days, or 1,157 days (12/31/2005 - 10/31/2002) remaining in the
Guarantee Period. The current Treasury rate at this point is found by rounding 3 years, 61 days to the next greatest year and taking the rate for that Guarantee Period. In this case we would look at a 4 year rate. Assume that the 4-year Treasury rate on October 31, 2002 is 7.50%. The Market Value Adjustment on the Contract/Certificate would be calculated as follows:

     Accumulation Value at 10/31/2002 (2,495 days from issue):

                      (2,495/365)
     $50,000 x (1.075)            = $81,972.13



                        ( 1 + .07)     (1,157/365)
     $81,972.13 x [ (_________________)           - 1 ] = $2,381.85
                     ( 1 + .075 + .005)

     resulting in an Adjusted Contract Value/Adjusted Certificate Value of,

     $81,972.13 + 2,381.85 = $79,590.28

EXAMPLE 4: DECREASE IN TREASURY RATE

Assuming a scenario identical to Example 3, but with a 4-year Treasury rate as of the date of surrender of 6.00%, the following Market Value Adjustment would result:


                          ( 1 + .07)    (1,157/365)
     $81,972.13 x [ (__________________)           - 1 ] = $1,226.13
                     ( 1 + .060 + .005)


     resulting in an Adjusted Certificate Value of,

     $81,972.13 + 1,226.13 = $83,198.26


                           TABLE OF CONTENTS OF THE
                     STATEMENT OF ADDITIONAL INFORMATION

ITEM                                                                    PAGE

Company..............................................................

Experts..............................................................

Legal Opinions.......................................................

Distributor..........................................................

Yield Calculation for Money Market Sub-Account.......................

Performance Information..............................................

Annuity Provisions...................................................

Financial Statements.................................................




If you would like a free copy of the Statement of Additional Information dated _______________________ for this Prospectus, please complete this form, detach, and mail to:

     Great American Reserve Insurance Company
     Administrative Office
     11815 N. Pennsylvania Street
     Carmel, Indiana 46032


Gentlemen:

Please send me a free copy of the Statement of Additional Information for Great American Reserve Variable Annuity Account G at the following address:

     Name:________________________________________________________________

     Mailing Address:_____________________________________________________

                     _____________________________________________________

                     _____________________________________________________


                                     Sincerely,



                                     _____________________________________
                                     (Signature)


                                    PART B



                     STATEMENT OF ADDITIONAL INFORMATION

               INDIVIDUAL AND GROUP FIXED AND VARIABLE DEFERRED
                      ANNUITY CONTRACTS AND CERTIFICATES

                                  issued by

              GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G

                                     AND

                   GREAT AMERICAN RESERVE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED ______________, FOR THE INDIVIDUAL AND GROUP FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS AND CERTIFICATES WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT ITS ADMINISTRATIVE OFFICE: 11815 N. PENNSYLVANIA STREET, CARMEL, INDIANA 46032 (317) 817-3700.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED ________________, 199__.



                              TABLE OF CONTENTS

                                                                          PAGE

Company..................................................................   3

Experts..................................................................   3

Legal Opinions...........................................................   3

Distributor..............................................................   3

Yield Calculation For Money Market Subaccounts...........................   3

Performance Information..................................................   4

Annuity Provisions.......................................................   5

Financial Statements.....................................................   5



                                   COMPANY

Information regarding Great American Reserve Insurance Company ("Great American Reserve" or the "Company") and its ownership is contained in the Prospectus.

                                   EXPERTS

The financial statements of Great American Reserve as of December 31, 1995 and 1994, and for the four months ended December 31, 1995, the eight months ended August 31, 1995, and the years ended December 31, 1994 and 1993, included in the prospectus, have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                LEGAL OPINIONS

Legal matters in connection with the Contracts and Certificates described herein are being passed upon by the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut.

                                 DISTRIBUTOR

   Conseco Equity Sales, Inc., an affiliate of the Company, acts as the distributor. The offering is on a continuous basis.

                YIELD CALCULATION FOR MONEY MARKET SUB-ACCOUNT

The Money Market Sub-Account of the Variable Account will calculate its current yield based upon the seven days ended on the date of calculation. The Money Market Sub-Account has yet to commence business.

The current yield of the Money Market Sub-Account is computed by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner or Certificate Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge and the Contract and Certificate Maintenance Charges, dividing the difference by the value of the account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Money Market Sub-Account computes its effective compound yield according to the method prescribed by the Securities and Exchange Commission. The effective yield reflects the reinvestment of net income earned daily on Money Market Sub-Account assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Money Market Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Money Market Sub-Account and changes in the interest rates on such investments, but also on changes in the Money Market Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Money Market Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Money Market Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

                           PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a 1.15% Mortality and Expense Risk Charge, a
 .15% Administrative Charge, the investment advisory fee for the underlying Portfolio being advertised and any applicable Contract and Certificate Maintenance Charge.

The hypothetical value of a Contract or Certificate purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract and Certificate Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                          n
                               P ( 1 + T )  =  ERV


       P  =  a hypothetical initial payment of $1,000
       T  =  average annual total return
       n  =  number of years
     ERV  =  ending redeemable value at the end of the time periods used
             (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.


In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Money Market Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Variable Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                                                  6
                           Yield = 2 [ (a-b) + 1) - 1 ]
                                        ___
                                        cd
Where:


       a =  Net investment income earned during the period by the Eligible
            Fund attributable to shares owned by the Subaccount.

       b =  Expenses accrued for the period (net of reimbursements).

       c = The average daily number of Accumulation Units outstanding during the period.

       d = The maximum offering price per Accumulation Unit on the last day of the period.



Owners and Certificate Owners should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what a Owner's or Certificate Owner's total return or yield may be in any future period.

                              ANNUITY PROVISIONS

The Company makes available payment plans on a fixed and variable basis.

VARIABLE ANNUITY PAYOUT

A Variable Annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable Sub-Accounts of the Variable Account. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of Annuity Payments after the first is determined as follows:

     1. The dollar amount of the first Variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Sub-Account as of the Annuity Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-Account.

     2. The fixed number of Annuity Units per payment in each Sub-Account is multiplied by the Annuity Unit Value for that Sub-Account for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-Account.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments reduced by the applicable portion of the Contract or Certificate Maintenance Charge.

FIXED ANNUITY PAYOUT

A fixed annuity is an annuity with payments which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Variable Account. The dollar amount of each Fixed Annuity Payment is determined in accordance with Annuity Tables contained in the Contract/Certificate.

ANNUITY UNIT

The value of any Annuity Unit for each Sub-Account of the Variable Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period.

     2. The result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Assumed Investment Rate for the number of days since the preceding Valuation Date. The Owner/Certificate Owner can choose either a 5% or a 3% Assumed Investment Rate.

(See "Annuity Provisions" in the Prospectus.)

                             FINANCIAL STATEMENTS

The financial statements of the Company included in the Prospectus should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts and Certificates.





                                    PART C
                              OTHER INFORMATION


ITEM 24.     FINANCIAL STATEMENTS AND EXHIBITS

A.   FINANCIAL STATEMENTS

     The following financial statements of the Company are included in the Prospectus:

     1.  Balance Sheet as of September 30, 1996 (unaudited)
     2. Statement of Operations for the nine months ended September 30, 1996, the one month ended September 30, 1995 and the eight months ended August 31, 1995 (unaudited)
     3. Statement of Shareholder's Equity for the nine months ended September 30, 1996, the one month ended September 30, 1995 and the eight months ended August 31, 1995 (unaudited)
     4. Statement of Cash Flows for the nine months ended September 30, 1996, the one month ended September 30, 1995 and the eight months ended August 31, 1995 (unaudited)
     5.  Notes to Financial Statements  (unaudited)
     6.  Report of Independent Accountants
     7.  Balance Sheet as of December 31, 1995 and 1994
     8. Statement of Operations for the four months ended December 31, 1995, the eight months ended August 31, 1995 and the years ended December 31, 1994 and 1993
     9. Statement of Shareholder's Equity for the four months ended December 31, 1995, the eight months ended August 31, 1995 and the years ended December 31, 1994 and 1993
     10. Statement of Cash Flows for the four months ended December 31, 1995, the eight months ended August 31, 1995 and the years ended December 31, 1994 and 1993
     11. Notes to Financial Statements

     No financial statements for the Variable Account have been in-cluded herein because, as of the date of this Prospectus, the Variable Account had no assets.

B.   EXHIBITS


 1. Resolution of Board of Directors of the Company authorizing the establishment of the Variable Account.*

 2.  Not Applicable.

 3.  Form of Principal Underwriters Agreement.*

 4.  (i)    Individual Fixed and Variable Deferred Annuity
            Contract.*
     (ii)   Allocated Fixed and Variable Group Annuity
            Contract.*
     (iii)  Allocated Fixed and Variable Group Annuity
            Certificate.*

 5.  Application Form.*

 6.  (i)    Copy of Articles of Incorporation of the Company.*
     (ii)   Copy of the Bylaws of the Company.*

 7.  Not Applicable.

 8.  (i)   Form of Fund Participation Agreement between INVESCO
           Variable Investment Funds, Inc., INVESCO Funds Group,
           Inc. and the Company.*

     (ii)  Form of Fund Participation Agreement between The Alger
           American Fund, Fred Alger and Company, Incorporated and the Company.*

     (iii) Form of Fund Participation Agreement between Van
           Eck Worldwide Insurance Trust, Van Eck Associates
           Corporation and the Company.*

     (iv)  Form of Fund Participation Agreement between Insurance
           Management Series, Federated Securities Corp. and the
           Company.*

     (v)   Form of Fund Participation Agreement between Tomorrow
           Funds Retirement Trust, Weiss, Peck & Greer, L.L.C.
           and the Company.*

     (vi)  Form of Fund Participation Agreement between Lord
           Abbett Series Fund, Inc. and the Company

     (vii) Form of Fund Participation Agreement between OFFITBANK
           Variable Insurance Fund, Inc. and the Company


     (viii)Form of Fund Participation Agreement between Evergreen
           Variable Trust and the Company

 9.  Opinion and Consent of Counsel.

10.  Consent of Independent Accountants.

11.  Not Applicable.

12.  Not Applicable.

13.  Not Applicable.

14.  Not Applicable.

15.  Company Organizational Chart.*

27.  Financial Data Schedule - Not Applicable.

     * Incorporated by reference to Registrant's Form N-4 as electronically filed on January 23, 1996.

ITEM 25.   DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The following are the Executive Officers and Directors of the Company:





Name and Principal   Position and Offices
  Business Address*     with Depositor
-------------------  ---------------------------------------

Ngaire E. Cuneo      Director

Stephen C. Hilbert   Director and Chairman of the Board

Rollin M. Dick       Director, Executive Vice President and
                     Chief Financial Officer

Lawrence W. Inlow    Director, Executive Vice President,
                     General Counsel

Donald F. Gongaware  Director, President and Chief Executive
                     Officer



*The Principal business address for all officers and directors listed above is 11825 N. Pennsylvania Street, Carmel, Indiana 46032.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

     The Company organizational chart was filed as Exhibit 15 in Registrant's Form N-4 and is incorporated herein by reference.

ITEM 27.   NUMBER OF CONTRACT OWNERS

     Not Applicable

ITEM 28.   INDEMNIFICATION

     The Bylaws (Article VI) of the Company provide, in part, that:

       The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys' fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.   PRINCIPAL UNDERWRITERS

(a)  Not Applicable.

(b) Conseco Equity Sales, Inc. ("CES") is the principal underwriter for the Contracts and Certificates. The following persons are the officers and directors of CES. The principal business address for each officer and director of CES is 11815 N. Pennsylvania Street, Carmel, Indiana 46032.


     Name and Principal        Positions and Offices
     Business Address          with Underwriter
     ------------------------  ---------------------------------------

     L. Gregory Gloeckner      President and Director

     William P. Latimer        Vice President, Senior Counsel,
                               Secretary and Director

     James S. Adams            Senior Vice President, Treasurer
                               and Director

     William T. Devanney, Jr.  Senior Vice President, Corporate
                               Taxes

     Christene H. Darnell      Assistant Vice President, Management
                               Reporting

     Lisa M. Zimmerman         Assistant Vice President, Corporate Tax


(c)   Not Applicable.

ITEM 30.   LOCATION OF ACCOUNTS AND RECORDS

       Lowell Short, whose address is 11825 N. Pennsylvania Street, Carmel, IN 46032, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.   MANAGEMENT SERVICES

     Not Applicable.

ITEM 32.   UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Great American Reserve Insurance Company (the "Company") hereby represents that the fees and charges deducted under the Contracts and Certificates described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                               REPRESENTATIONS

The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by
Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.



                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Carmel, and State of Indiana on this 27th day of January, 1997.






                                GREAT AMERICAN RESERVE VARIABLE ANNUITY
                                ACCOUNT G
                                Registrant

                           By:  GREAT AMERICAN RESERVE INSURANCE COMPANY



                           By:   /S/ DONALD F. GONGAWARE
                                --------------------------------------------
                                Donald F. Gongaware
                                Chief Executive Officer

                           By:  GREAT AMERICAN RESERVE INSURANCE COMPANY
                                Depositor


                           By:   /S/ DONALD F. GONGAWARE
                                --------------------------------------------
                                Donald F. Gongaware
                                Chief Executive Officer



Attest:

/S/ LAWRENCE W. INLOW
________________________
Lawrence W. Inlow
Secretary





As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



SIGNATURE                        TITLE                    DATE
------------------------  --------------------------  ---------------


/S/ NGAIRE E. CUNEO               Director            January 27, 1997
------------------------                              -----------------
Ngaire E. Cuneo


/S/ STEPHEN C. HILBERT    Director and Chairman of    January 27, 1997
------------------------                              -----------------
Stephen C. Hilbert             the Board

                          Director, Executive Vice

/S/ ROLLIN M. DICK          President and Chief       January 27, 1997
------------------------     Financial Officer        -----------------
Rollin M. Dick           (Principal Financial and
                         Accounting Officer of the
                              Registrant)


/S/ LAWRENCE W. INLOW     Director, Executive Vice    January 27, 1997
------------------------                              -----------------
Lawrence W. Inlow        President, General Counsel


                          Director, President and
/S/ DONALD F. GONGAWARE   Chief Executive Officer     January 27, 1997
------------------------   (Principal Executive       -----------------
Donald F. Gongaware      Officer of the Registrant)




                                   EXHIBITS

                                      TO

                          PRE-EFFECTIVE AMENDMENT NO.1

                                      TO

                                   FORM N-4

                                     FOR

               GREAT AMERICAN RESERVE VARIABLE ANNUITY ACCOUNT G

                   GREAT AMERICAN RESERVE INSURANCE COMPANY


                              INDEX TO EXHIBITS

EXHIBIT                                                                 PAGE

99.B8(vi)     Form of Fund Participation Agreement between Lord
              Abbett Series Fund, Inc. and the Company

99.B8(vii)    Form of Fund Participation Agreement between OFFITBANK
              Variable Insurance Fund, Inc. and the Company

99.B8(viii)   Form of Fund Participation Agreement between Evergreen
              Variable Trust and the Company

99.B9         Opinion and Consent of Counsel

99.B10        Consent of Independent Accountants